ARLS

P.E. 5-30-04

04040671

CONAGRA FOODS 2004 ANNUAL REPORT

CONTENTS

ConAgra Foods

Healthy, because our business portfolio now is focused sharply on higher-margin, higher-growth-potential branded, value-added food products.

Slim, because we're streamlining every aspect of our business and becoming more capable and responsive to the needs of customers and consumers.

Ready, because we're positioned to seize the benefits of the new ConAgra Foods we've been building over the past few years.



"We're *healthy, slim and ready*—pleased with how far we've come and more confident than ever about our future."

To ConAgra Foods Shareholders:

Fiscal 2004 was a rewarding year that showed solid performance and positive momentum. Earnings per share (EPS) were a record $1.66, and profit margins and return on capital continued to improve as we completed strategic portfolio changes. Most importantly, we strengthened our business foundation with marketing and operating initiatives that I will detail in this letter. Because of our healthy base of business with the most important types of customers in the food industry, as well as our commitment to strong brands and efficient operations, we believe ConAgra Foods is well positioned for profitable future growth.

In this letter, I will summarize the year for the overall company, provide operating highlights for our three business segments, and brief you on the three key fundamental initiatives we were implementing this past year to help our progress in fiscal 2005 and beyond.

Company Highlights

During fiscal 2004, EPS grew to $1.66, and several other important measurements—gross margin, operating margin (operating profit divided by net sales), net margin (net income divided by net sales), return on equity, and return on invested capital[1]—showed continued improvement. Many items, primarily those resulting from the transformation of our portfolio, again made year-over-year sales and earnings comparisons complex. For this reason, we provided details on those major items in our financial releases and on our Web site for those who may want to study them in further depth.

As part of the strategy we put in place a few years ago to focus our business on branded and value-added food products, we completed the sale of our last two major commodity divisions—chicken processing and agricultural chemical distribution. Previously we had divested other volatile, low-margin commodity-based operations such as beef processing, pork processing, cheese processing and canned seafood. We did that so we could focus on higher-margin, higher-returning businesses with more consistent earnings, less volatility, less risk, and more rewarding long-term prospects.

Over the last few years, the acquisition of core businesses and the divestiture of non-core businesses have significantly improved our mix and margins. For example, our sales mix is now almost entirely generated by branded and value-added products, compared to only about 50 percent a few years ago. Our overall operating margin shows similar improvement, reflecting this new sales mix.

The fiscal year-end balance sheet was very solid: we had nearly $600 million in cash on hand, and net debt[1] was close to our targeted range of 50 percent of total capital[1]—even after dividend payments and common stock repurchases.

Given our strong cash flows, we chose to pay out more than $535 million in dividends ($1.04 per share, annualized), and to repurchase nearly $420 million of our common stock. It has been several years since the company repurchased significant amounts of its stock. Given our substantial cash flows, the inability to further reduce debt without incurring unnecessary costs, and the fact we were unimpressed with acquisition opportunities we analyzed, the timing was right for repurchasing our stock.

As we reshaped the company, we also consolidated and relocated a number of business operations and functions. For the first time, all of our major business segments are now located on our headquarters campus in Omaha, Nebraska, adjacent to each other in dedicated buildings. Similarly, we're also bringing together Product Quality and Development resources across the company and locating technical Centers of Excellence and their associated teams—experts in nutrition, packaging, quality assurance, sensory insights, microbiology, and analytics—in our

[1] Return on invested capital is defined as net income plus after-tax interest expense divided by total capital. Total capital is defined as the sum of common stockholders' equity plus net debt. Net debt is defined as the sum of long-term debt, notes payable, subordinated debt and preferred securities of subsidiary company less cash and cash equivalents.

newly renovated R&D and pilot plant facility at our headquarters campus. With these changes, our businesses and resources are right next to each other and can work closely together to share consumer insights and better serve customers and consumers.

Reporting Segment Highlights

As a result of our portfolio changes, we now have three business segments: Retail Products, Foodservice Products, and Food Ingredients. Highlights by segment follow:

Retail Products This segment is led by Dennis O'Brien, President and Chief Operating Officer of ConAgra Foods Retail Products. Dennis was promoted to this position from our Retail Products' shelf-stable Grocery unit; prior to that assignment, Dennis managed our Store Brands business. His previous experience includes executive responsibilities at Nestlé and Campbell's. Retail Products manufactures and markets consumer food brands in shelf-stable, refrigerated and frozen formats.

Sales for this segment were $8.4 billion. This is less than reported last year, but when we take into consideration the previously referenced changes that affect year-over-year comparisons, comparable sales were actually ahead of a year ago, but operating profits were not. We have plans in place to improve profit performance.

During the year, our Retail Products Group changed its selling strategy, essentially eliminating the use of brokers in the sales process. This resulted

Financial Highlights

Dollars in millions except per share amounts	MAY 30, 2004	MAY 25, 2003
Net sales	$14,522	$16,939
Gross profit	$ 3,196	$ 3,369
Operating profit*	$ 1,725	$ 1,867
Income from continuing operations before equity method investment earnings, income taxes and changes in accounting	$ 1,151	$ 1,223
Income from continuing operations before cumulative effect of changes in accounting	$ 796	$ 807
Net income	$ 880	$ 775
Diluted earnings per share from continuing operations before changes in accounting	$ 1.50	$ 1.52
Diluted earnings per share	$ 1.66	$ 1.46
Earnings return on year-beginning common stockholders' equity**	19.0%	18.0%
Common stock price at year-end	$ 28.12	$ 23.01
Annualized common stock dividend rate at year-end	$ 1.040	$ 0.990
Employees at year-end	40,000	63,000

* Operating profit is defined as income from continuing operations before cumulative effect of changes in accounting, general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes. Refer to note 19 to the consolidated financial statements for a reconciliation of operating profit to income from continuing operations before cumulative effect of changes in accounting.

** Earnings return on year-beginning common stockholders' equity is defined as net income divided by common stockholders' equity at the beginning of the fiscal year.

in some inevitable disruptions, but the change should provide substantial future benefit as we improve focus on our brands. Having gone through this change, our retail sales activities are now conducted directly by the ConAgra Foods unified Retail sales force and are better aligned with customer opportunities. During the fiscal year, through a project led by Doug Knudsen, President of Retail Sales, we unified the entire ConAgra Foods Retail Products sales force so that sales teams are now dedicated to specific customers. Each customer now deals with a ConAgra Foods team representing our entire retail product portfolio and servicing the customer with increased attention and care. Gone are the days of a customer having to deal with a dozen or more ConAgra Foods sales units—a situation that created a lot of confusion and inefficiency. The new approach is strengthening our commercial relationships and enhancing the presence of ConAgra Foods products in the marketplace.

During the fiscal year, we had several brands gain traction and move in the right direction. These include: Banquet, Hunt's, Snack Pack, Slim Jim, Hebrew National, PAM, Egg Beaters, Wesson, Reddi-wip, Kid Cuisine, Chef Boyardee and others. Many of these posted double-digit sales growth and very strong category performance.

As you might expect in a competitive marketplace, there were some weak spots as well. The biggest of them were our popcorn products and processed meat products. Both performed below our standards and diminished the quality of our earnings, but we're working hard to improve their market performance with the three enterprise initiatives I will detail later in this letter.

Foodservice Products This segment is led by Allan Lutz, President and Chief Operating Officer of ConAgra Foodservice. Allan joined us at the start of the fiscal year from Nestlé, where he headed the foodservice business in the U.S.

Sales for this segment reached $3.7 billion, exceeding last year's performance. Taking into account the previously referenced changes that can impact year-over-year comparisons, sales and operating profits grew on a comparable basis—this demonstrates our strength with major customers.

Our Foodservice business also took steps this year to harness its overall expertise and strength by consolidating several previously independent operations and functions. As we did with our Retail sales force, during the year we also consolidated Foodservice sales functions into one organization so that we profitably leverage our collective Foodservice resources in the future; this effort was led by Bill Caskey, President of Foodservice Sales. With well-recognized branded consumer products and customized signature products including prepared lunch meats, specialty potatoes, desserts, specialty cheeses, pizzas, tomato products, ethnic food items, prepared seafood, frozen entrees, frozen side dishes and other recipes, our overall Foodservice Products portfolio comprises the largest value-added foodservice portfolio of any U.S. food manufacturer—that's a very powerful resource for doing business in this channel. As you've heard us say before, our plans are to leverage the power of our portfolio, product expertise, consumer insights and customer service to pursue profitable growth with customers.

Food Ingredients This segment is led by Greg Heckman, President and Chief Operating Officer of ConAgra Food Ingredients. Over the past 20 years, Greg has held roles of increasing responsibility in our Ingredients business, and knows the industry well. He was promoted to his current position in 2003.

Sales for this segment were $2.4 billion. In spite of a number of market challenges, all segment components posted profit increases, with the most significant improvements occurring within specialty ingredients. Specialty ingredients include natural spices, seasoning blends, savory flavors, and dehydrated garlic, onions, and vegetables. These are a valuable growth platform for us.

The Food Ingredients sales force is also now united, and takes advantage of strong relationships with Retail Products and Foodservice Products customers. Our expertise in product quality, product consistency, sensory insights and the strategic sourcing of raw materials is valuable to retail, foodservice and ingredients customers alike and gives us a competitive advantage that we expect to more fully utilize in the years ahead.

Looking Ahead

ConAgra Foods is in the food business like no other food company—we have significant presence with retail, foodservice, and ingredients customers, creating growth opportunities across a variety of consumers, occasions and locations. Our business model puts us where we think the growth will be, and allows us to use assets efficiently to better serve customers and consumers. Let me explain:

In general terms, consumers spend a little more than half of their food dollars on products sold in supermarkets, club stores, mass merchandise stores, convenience stores, dollar stores and other retail outlets. There are well over 150,000 such outlets in North America, all of them needing to continually improve the products and services they offer consumers, which means there's plenty of room for us to grow.

The corollary is that consumers spend a little less than half of their food dollars eating away from home, in casual dining, fine dining, quick service, hotels, workplace cafeterias, vending machines, amusement parks, entertainment locales, kiosks and other foodservice venues that number close to one million—again, plenty of room for us to grow, especially when you take into account that our trade customers need to continually improve what they offer consumers. And, of course, all food, regardless of channel, requires quality ingredients that are often blended, mixed, milled, sized or specified to order.

We're in great shape because we have a variety of foods that are on trend with today's customers and consumers, and are well known favorites across America. So, whether it's with retail, foodservice or ingredient customers, we have what it takes to satisfy consumers, and we have a portfolio of selections to be the supplier of choice for our trade customers. Every day people eat, and this gives us unlimited potential.

To realize this potential, we have three enterprise-wide initiatives:

Sales and Marketing The first initiative involves Sales and Marketing. Profitable sales growth is key to our future—tactically, that means the right combination of sales gains (doing more business with existing customers), as well as finding new accounts and successfully utilizing new products and renovated products.

Earnings & Dividends Improvement

	2004	2003
Diluted EPS	$ 1.66	$ 1.46
Annualized dividend per share	$ 1.04	$ 0.99
Return on equity (Net income divided by common stockholders' equity at the beginning of the fiscal year.)	19%	18%

Throughout fiscal 2004, we were installing and implementing a fact-based, proprietary marketing process for realizing the potential of our brands and allocating marketing dollars effectively—it represents a new level of discipline for our company. We designed this process to link the sales and marketing functions of our retail, foodservice and ingredients operations, and it is beginning to favorably impact the way we reach and keep consumers and customers.

We're so committed to this process, we call it our Marketing Manifesto. It's our way of saying that we're going full force to sell more of our food products to more people in more places more often. It's why some of our significant brands did so well this past year, and why we believe the best is yet to come.

Operations We're also committed to operating more efficiently, so our second initiative involves significantly improving our supply chain operations. We call this our Operations Manifesto. With this, we're identifying savings opportunities with all of our processes on every manufacturing line in every plant and in all of our storage and delivery facilities. This is about efficiently producing the right products and relentlessly adhering to product specification and quality requirements.

To give a little background on this, in our supply chain, there are billions of dollars of inputs, over 150 manufacturing facilities, and extensive networks of logistics and customer service operations—needless to say, the potential for improvement is significant.

The key activities in the supply chain are buying raw materials, manufacturing the products, storing the products prior to delivery, and delivering the products to customers. A picture is worth a thousand words, so you might want to refer to pages 34 and 35 to get a sense of why we view our supply chain as key to creating value. With regard to sourcing raw materials, we are increasingly tightening our specifications, consolidating our purchasing activity, and using the best expertise available for the major inputs we use. Similarly, in our manufacturing operations, we are seizing consolidation opportunities and implementing profit-enhancing programs across all of our brands and products.

With regard to storage and shipment—or our "logistics network"—there is and has been significant work under way that is nearing completion. We are transitioning from a network of hundreds of shipping and storage locations across America to a network defined by 14 state-of-the-art geographically optimized mixing centers. In this network there will be seven shelf-stable facilities and seven temperature-controlled facilities that will support all Retail and Foodservice operations. A mixing center is a large facility where multiple brands and products of a similar temperature state (shelf-stable, refrigerated or frozen) are consolidated and shipped out together. This makes transportation more efficient, increases inventory turns, and reduces working capital by eliminating excess inventory. As of the end of fiscal 2004, we have completed seven shelf-stable centers and three temperature-controlled centers. The four remaining ones should be completed during calendar 2005. As we continue to make progress, we expect significant efficiencies and improved trade customer relationships.

Having customer-friendly operations also means providing one point of contact for billing, collections, terms and other service issues common in our business. To that end, we have now relocated and consolidated all of our retail customer service functions in Omaha, and are undertaking similar efforts in our Foodservice operations that should be completed this year.

Linking Valuable Information Our third initiative is gaining business advantage by how we link business functions through information technology. Every year we engage in billions of dollars of transactions with our customers and vendors. It is vital that our information technology resources provide the right connections between our marketing, sales, manufacturing, logistics, customer service and accounting functions because the dollars involved are so significant.

With our information technology-linking initiative, called *Nucleus* ("the project that connects everything and everybody"), we are implementing world-class SAP software combined with best-in-class business practices that will help us improve operations, grow sales and improve margins. *Nucleus* helps us coordinate strategic information technology platforms and capabilities across the areas of our business that most significantly impact earnings. *Nucleus* has been successfully implemented and tested in some of our Retail Products operations, and will now be systematically and carefully implemented across the rest of our operations over the course of the next two years. We like what we see so far.

Everything we are doing is centered around these marketing, operating and information system initiatives. Our expectation with these initiatives is to generate more profits—without deploying substantially more capital—so that we generate results that favorably distinguish us from our peer group.

A Straightforward Culture and a Passion to Win

As we build our future, we are committed to a corporate culture that rewards integrity, objectivity, accountability, teamwork, marketplace excellence and a sense of ownership. We see ourselves as stewards of both our shareholders' capital and the company's reputation. If we can't do something honestly and with integrity, we don't want to do it at all. In a nutshell, we want our shareholders, our customers, and our employees to be proud of their association with ConAgra Foods.

In addition to the marketplace goals we have set for ourselves, and the quality of the people and resources we employ, we demonstrate our values through our governance practices, environmental conservation and philanthropic support.

We've long been proud of our corporate governance practices — on page 11 of this report we have summarized some significant components regarding how we govern the company. Our board of directors is committed to practices that are in shareholders' best interests, as has been the case for many years. Our high rankings among governance ratings services demonstrate this.

ConAgra Foods is committed to sound environmental practices through sustainable development. As a company that makes, markets and sells billions of food products each year, we are sensitive stewards of the environment and work to reduce waste and consumption of water and power. You can read more about this on the inside back cover of this report.

We also use our food industry knowledge to help fight childhood hunger and promote food safety. Through our Feeding Children Better campaign and working with America's Second Harvest to open Kids Cafes, we help to address childhood hunger and ensure that more children get nourishing meals and snacks after school in a safe environment. And, through our partnership with the American Dietetic Association, we are promoting food safety and encouraging more people to take better care of their food, including leftovers brought home from restaurants. The inside back cover of this report contains more details about these efforts.

With our profit-enhancing initiatives and our straightforward culture, we are focused on creating a very strong consumer products company that generates solid long-term performance. When people ask me if the opportunity for ConAgra Foods is one of sales improvement or operations improvement — my answer to them is "both." There is a great deal of earnings potential for ConAgra Foods from both of those items. We will reward shareholders as we deliver relatively consistent, high-quality earnings growth over time and continue deploying capital appropriately. But to be very realistic, ConAgra Foods won't always post higher sales and earnings growth rates. We're not sure any large consumer products company could promise you that with a straight face, given the variety of industry forces and ever-changing market events. There will always be ups and downs. For example, current conditions are pressuring industry margins due to rising input costs and lagging price increases. This is natural. Many companies, including food companies, have already publicly complained of rising costs; as you would expect, and as we communicated in our recent earnings releases, we are also dealing with those same challenges. Due to the nature of our industry, price increases to our customers follow cost increases — they do not precede them. Our profits are therefore negatively impacted early on in periods of rising prices, but should be restored later as proportional price increases are implemented. As we have begun fiscal 2005, the marketplace reality is that we, and most other companies, are still experiencing input cost increases that have not yet been fully offset. We expect that to improve as the year progresses. Short-term cost issues aside, over the long term we are confident that we can get our fair share of growth, and do so with an earnings stream that investors value because of its relative consistency and quality.

Looking forward, you can expect us to continue deploying our shareholders' capital appropriately toward dividends, share repurchases, debt reduction, reinvestment in organic growth and sensible acquisitions. Realistic expectations about our industry's growth prospects help us deploy capital appropriately so that we balance short-term and long-term results. We generate a very strong amount of cash, and will continue to allocate that cash in a manner that builds long-term strength and provides a current cash return to shareholders. While our company has had a history of acquisitions through the years, this activity was slowed by us intentionally as we repositioned our portfolio. We would expect to resume acquiring businesses periodically and opportunistically, provided the acquisitions meet our criteria for customer and consumer connections, marketplace strength, strategic fit and return on capital.

While we are very excited about our future opportunities and believe the best is yet to come, it is worth pointing out how the capital markets have reacted to our progress over the last few years. Over the last one, three and five year fiscal periods, measured at the end of fiscal 2004, ConAgra Foods has outperformed many major consumer products companies in terms of total shareholder return (stock appreciation plus dividends). This undoubtedly is related to the market's positive reaction to our portfolio-reshaping program, and to our redeployment of a portion of our free cash flow to repurchase shares. As I am writing this, our price-to-earnings (P/E) multiple is now toward the median of our peer group and better than many other food companies. We believe the key to maintaining and improving our relative P/E multiple is to deliver relatively consistent, high-quality earnings growth and to deploy capital wisely.

We're healthy, slim and ready—pleased with how far we've come and more confident than ever about our future. Rest assured, you will see us continue to build what we believe is the right kind of consumer products company for the future—one that satisfies consumers, trade customers and investors. I thank the ConAgra Foods team for tireless work toward this cause. Many of you have heard me talk about how we have rebuilt our team over the last few years as part of our transformation strategy—I can boldly say that a strong team is in place, and it includes many people with whom anyone would be proud to work. I also thank our shareholders for their keen interest in this company and their confidence that ConAgra Foods will have a very rewarding future.

Yours Truly,



Bruce Rohde
Chairman & Chief Executive Officer

Corporate Governance

We are proud of our governance practices and believe that they serve shareholders well.

- Our board of directors is independent. The only management member on the board is our CEO.
- We have a lead independent director.
- We don't provide loans to directors or executive officers.
- We do not reprice stock options and never have.
- Our Audit Committee, Human Resources Committee, Corporate Governance Committee and Nominating Committee are comprised entirely of independent directors.
- Non-employee directors routinely meet in executive session without management present.
- We have a very strong stock ownership commitment by management: directors and executive officers may not sell their ConAgra Foods stock, regardless of how it was acquired, until six months after they leave their position with the company or the board, other than in extraordinary situations with board approval. We think this goes the extra mile in aligning management and shareholder interests.
- The following corporate governance documents can be found on the company's Web site (www.conagrafoods.com): Corporate Governance Principles, Code of Conduct, Code of Ethics for Senior Corporate Officers and Board Committee Charters.

Our Values and Beliefs are the foundation of who and what we are, and how we manage ConAgra Foods. They determine how we work with one another and with stakeholders; they influence all our decisions, from the most strategic to the most routine. They are more than mere words. They are a part of how we judge ourselves—an integral part of our performance reviews and hiring practices.

Integrity Integrity comes before all else. It means doing the right thing every day, doing what we say we will, being a company that customers and stakeholders can trust, and providing quality products and services consistent with our commitments and with our aim of becoming *America's Favorite Food Company.*

Ownership Our people have a passion and drive for our business. In acting as owners, we strive for excellence in everything we do. Investing prudently in our future, we operate the company to increase the long-term value of ConAgra Foods for our customers, consumers and shareholders.

Accountability Taking personal responsibility for our tasks and results, we hold ourselves accountable for our successes and our mistakes. Always striving to be our competitive best, we are committed to making the company healthy, slim and ready to meet its every challenge.

Customer Focus Everything we do affects customers and consumers. The quality and value we deliver in our products and services need to lead to a customer- or consumer-perceived point of difference or preference. When customers prefer doing business with us and consumers trust their appetites to us, we all win.

Objectivity As we strive to achieve operational excellence, and deliver outstanding products and superior service, we objectively measure ourselves in the ways our customers and consumers judge us, because we know this is the only way to meet and surpass their expectations.

Teamwork We work together and help each other, because at the end of the day, we win—or lose—as one team, one company, one ConAgra Foods.

ConAgra Foods' business plan is designed to deliver quality products and services to consumers and customers and long-term value to shareholders. We will continue to invest for growth and adjust our business mix to increase sales and volumes of branded and value-added products, expand profit margins, grow earnings and improve returns on invested capital. While changing market and economic conditions, as well as adjustments in the company's portfolio, may influence earnings results in any given year, the company expects to achieve strong long-term performance.

Return on Invested Capital

One of the company's most important objectives is to provide an appropriate return on the capital invested in the business. Return on invested capital is primarily driven by two items: 1) return on shareholder equity and 2) the amount of debt capital utilized. For this reason, the company has specific return standards for shareholder equity as well as specific guidelines for debt levels.

Return on Shareholder Equity As has been the standard for many years, one of ConAgra Foods' key financial objectives is to earn more than a 15 percent after-tax return on year-beginning common stockholders' equity in any given year. In fiscal 2004, return on shareholder equity was 19 percent. This was determined by dividing net income by year-beginning common stockholders' equity.

Debt Levels Another key objective is to maintain a solid balance sheet that provides flexibility to pursue the company's growth objectives.

As part of the company's goal for an appropriate return on invested capital, the company's objective is to have total net debt in the range of 50 percent of total capital at fiscal year-end. Debt-to-total-capital is the sum of short-term interest-bearing debt, long-term debt and subordinated debt, less cash on hand, divided by that sum plus year-end common stockholders' equity.[2] The company on occasion has exceeded this debt-to-total-capital range for strategic purposes, such as acquisitions; in those situations, the company has shortly thereafter repaid debt to return to its targeted range. The debt-to-total-capital ratio at the end of fiscal 2004 was 51 percent.

[2] During fiscal 2004, the company adopted FASB interpretation (No. 46), a required accounting change, which resulted in consolidating the financial statements of certain entities from which the company leases buildings and equipment, thereby reflecting the assets, liabilities, and results of operations of those entities within the company's consolidated financial statements. This also resulted in the company's deconsolidation of ConAgra Capital, L.C. which had the effect of reclassifying the subsidiary preferred securities into long-term debt and other assets. These securities remain outstanding. These balance sheet changes occurred in the third quarter of fiscal 2004; historical amounts were not adjusted due to the nature of the accounting change. Please see notes to financial statements for more information.

Earnings

Fiscal 2004 diluted earnings per share (EPS) were $1.66. The company has a long history of solid profits, and it targets strong EPS over the long term driven by growth opportunities.

There may be years when the company experiences strong year-over-year EPS growth and other years when it experiences more modest growth or even EPS declines. This is due largely to changes in market conditions and business cycles as well as the need for concentrated marketing investment or other strategic moves, such as acquisitions or divestitures, that can, at times, depress short-term earnings. Given current economic information, the company considers EPS growth from continuing operations in the range of five to nine percent per year to be the most likely earnings pattern over the next few years.

Dividends

Dividends represent an important component of shareholder returns and have long been part of the company's capital allocation process. ConAgra Foods has long had a goal of paying out a significant portion of cash earnings as dividends and has continuously delivered upon this goal. As of the end of fiscal 2004, the company had paid 114 consecutive quarterly dividends. ConAgra Foods plans to pay dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. The company has no plans to reduce its dividend per share. Dividends paid for fiscal 2004 were $1.03 per share; the annualized dividend rate at fiscal year end 2004 was $1.04 per share.

Fiscal 2004 Share Repurchase Authorization

Our objective is to appropriately balance the cash returned to shareholders through dividends and share repurchases with the cash reinvested in the business for profitable future growth. During fiscal 2004, the company announced that its board of directors authorized the repurchase of up to $1 billion worth of the company's common stock. This share repurchase program reflects prudent deployment of capital as well as our commitment to creating long-term value for shareholders. During fiscal 2004, the company repurchased $419 million worth of its own shares.


.79
.88
.93
.98
1.03
00
01
02
03
04
DIVIDENDS
in dollars per share


.80
1.24
1.47
1.46
1.66
00
01
02
03
04
DILUTED EPS
in dollars

The company operates and reports in three business segments—Retail Products, Foodservice Products and Food Ingredients. The company historically aggregated its retail and foodservice operations within the company's Packaged Foods reporting segment, but, as a result of several strategic portfolio changes and management realignments in fiscal 2004, the company now reports its retail and foodservice operations as two separate reporting segments.

etail


HEALTHY CHOICE
Grilled Whiskey
Banquet
Salisbury Steak Meal
ALL NATURAL
PAM
ORIGINAL
New!
Banquet
Dessert Bakes
Chocolate Lava Cake
Chef BOYARDE
BEEF
Reddi wip
ORIGINAL
Orville Redenbacher's
MOVIE THEATER
Hunt's
Diced

oodservice



ood ingredients



Retail Products
This includes branded packaged foods, which are sold through various retail channels and include products in frozen, refrigerated and shelf-stable temperature classes.

Principal Activities Production and marketing of branded products for retail customers. Items include: shelf-stable canned and packaged foods, snacks, condiments and cooking products; processed prepared beef, pork, turkey, poultry, seafood and meat alternative products; tablespreads, egg alternative products and dessert toppings; and frozen entrees, side dishes and desserts.

Retail Brands Andy Capp's®,* Banquet® Dessert Bakes®, Banquet® Homestyle Bakes®, Banquet® Crock-Pot®* Classics™, Cook's®, Decker®, Del Maestro®, Dennison's®, Hershey's®* Portable Pudding, Inland Valley®, Jiffy Pop®, Jolly Rancher®* Gel Snacks, Kid Cuisine®, Life Choice™, Lightlife®, Lunch Makers®, MaMa Rosa's®, Marie Callender's®,* Move Over Butter®, Patio®, Penrose®, Ready Crisp®, Wolfgang Puck®*

Foodservice Products
This includes branded and customized food products, including meals, entrees, prepared potatoes, meats, seafood, sauces and a variety of custom-manufactured culinary products packaged for sale to restaurants and other foodservice establishments.

Principal Activities Production and marketing of branded products for foodservice and special market customers. Items include: shelf-stable canned and packaged foods, snacks, condiments and cooking products; processed prepared meats and seafood; tablespreads, egg alternative products and dessert toppings; frozen entrees and side dishes; potato and hand-held products; and pizza products.

Foodservice Brands Andalé Gourmet™, Award®, Break O Morn®, Canola Quick®, CrissCut®, Critters™, El Extremo®, Ever Fresh®, Fernando's®, Florida Sea®, Generation 7 Fries®, Holly Ridge Bakery®, J. Hungerford Smith®, Lamb Weston®, Lamb's Supreme®, Longmont®, LW Private Reserve®, MaxSnax®, MaxStix®, Munchers®, Starz™, Stealth®, Stuffed Spud™, Sweet Things®, Tantalizers®, Texas Signature Foods™, The Max®, The Max Meals®, Touch of Butter®, Twister®

Retail and Foodservice Brands ACT II®, Angela Mia®, Armour®, Banquet®, Beanee Weenee®, Blue Bonnet®, Brown 'N Serve™, Butterball®, Chef Boyardee®, Chun King®, County Line®, Crunch 'n Munch®, DAVID®, Eckrich®, Egg Beaters®, Fleischmann's®, Gebhardt®, Golden Cuisine®, Gulden's®, Hand Fulls®, Healthy Choice®, Hebrew National®, Hunt's®, Hunt's® Snack Pack®, Hunt's® Snack Pack® Squeez 'n Go® Pudding Tubes™, Knott's Berry Farm®, La Choy®, Libby's®,* Louis Kemp®, Luck's®, Manwich®, Margherita®, Meridian®, Orville Redenbacher's®, PAM®, Parkay®, Pemmican®, Peter Pan®, Pogo®,** Ranch Style®, Reddi-wip®, Ro*Tel®, Rosarita®, Singleton®, Slim Jim®, Swiss Miss®, Swissrose®, Van Camp's®, Wesson®, Wolf®

Food Ingredients Products
This includes branded and commodity food ingredients, including milled grain ingredients, seasonings, blends and flavorings, which are sold to food processors, as well as certain commodity sourcing and merchandising operations.

Principal Activities Specialty Ingredients manufactures, markets and distributes a variety of milled grain and dehydrated ingredients, as well as seasoning blends and flavors to food and beverage processors. It also satisfies our own needs for these ingredients. Basic Ingredients manufactures and distributes a variety of basic inputs, such as wheat and edible beans, to food manufacturing companies, as well as grain and animal byproducts to pet food and animal feed manufacturers.

Products and Services Specialty Ingredients products include wheat; oat and barley products; dehydrated, controlled moisture and fresh vegetable ingredients as well as processed seasonings, seasoning blends and flavorings. Basic Ingredients products include grains, oilseeds, feed ingredients, edible beans, livestock, natural gas, crude oil and refined products. Food Ingredients brands include Controlled Moisture Vegetables™, Garden Frost™, Gilroy™, J.M. Swank™, SpiceTec™, Sustagrain®, and Ultragrain™.

** Products used under license* *** Canada only*



HEALTHY

A COMPANY THAT IS HEALTHY AND STRONG BY DESIGN Healthy business mix, healthy balance sheet, healthy prospects for growth—this is ConAgra Foods, 2004. We have achieved a better portfolio mix, strengthened our marketing capabilities and slimmed our operations to be both more cost effective and more helpful to our customers. By design, our three channels—Retail, Foodservice and Food Ingredients—make ConAgra Foods a very different kind of food company and present us with unique opportunities to grow the business and create competitive advantage.



Whatever the occasion, from a sit-down Sunday dinner to a quick bite out on the way to soccer practice, ConAgra Foods provides hungry people with some of their favorite foods. You find our products in nearly every shopping cart, dinner table, lunchbox, take-out container, deli counter and restaurant in America. In fact, more than 95 percent of U.S. households have products from ConAgra Foods. This is a key source of our strength, and a powerful driver for our future growth.

a healthy business

Transforming our portfolio Over the last several years, ConAgra Foods has executed a strategically planned transformation—aggressively reconfiguring our portfolio of businesses and products to focus on higher-margin branded and value-added products. Over time we expect this re-balancing of our portfolio to improve the quality and consistency of future earnings.

BEFORE TRANSFORMATION


51%
25%
24%

SALES MIX 1998
AS REPORTED

AFTER TRANSFORMATION


17%
83%

SALES MIX 2004
AS REPORTED

☐ BRANDED PACKAGED FOODS ☐ VALUE-ADDED INGREDIENTS AND PRODUCT INPUTS
☐ FRESH MEAT & OTHER COMMODITY PRODUCTS

As the company's sales mix has improved, so have the operating profit margins. In fiscal 2004, the operating margin[3] reached 11.9 percent, significantly improved from what was reported in 1998, prior to the company's strategic changes.

[3] Operating margin is defined as operating profit divided by net sales. Operating profit is defined as income from continuing operations before cumulative effect of changes in accounting, general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes. Refer to note 19 to the consolidated financial statements for a reconciliation of operating profit to income from continuing operations before cumulative effect of changes in accounting. Income from continuing operations before cumulative effect of changes in accounting divided by net sales is 5.5%.

More Solutions

ConAgra Foodservice Products is helping customers succeed. Combining consumer insights with an insider's knowledge of our customers' businesses, we are providing menu solutions that make increasing numbers of foodservice customers want us as their preferred strategic partner, the one they trust to deliver the best total value.


SINCE 1890
Hunt's
Diced
in sun-rich
tomato juice

More Understanding

ConAgra Food Ingredients transforms its understanding of consumer tastes and customer needs into innovative ingredients and value-added solutions to grow customers' businesses. This raises revenues, enhances margins and fosters superior customer relationships.

More in Store

ConAgra Foods Retail Products is building the brands consumers trust. Whether it's with on-trend products or foods that make it easier to follow personal dietary decisions, our retail products provide quality, value and convenience.

unlimited brand potential

Selling more products to more people in more places, more often and more profitably We know that strong brands and products are key to profitable top-line growth. We have a disciplined process across the company to help our brands reach their potential—from how we develop a brand strategy to how we work with our advertising agencies; from how we approach packaging graphics to how the sales team interfaces with customers. We're spending smarter, viewing marketing costs not as an expense but as an investment with specific expectations for return. All of this is part of unleashing the potential of our portfolio.

Getting in a brand new state of mind By finding new and different ways to connect with consumers, we're successfully extending brand equities into new categories. For example, we expanded the Banquet brand into meal and dessert kits that don't require refrigeration, and into frozen products made for the Crock-Pot®[4] Sales results have exceeded expectations.



RESEALABLE FAMILY PACK BAG!
NEW!
Banquet
Crock-Pot
Classics
New!
Banquet
Dessert Bakes
COMPLETE DESSERT - EVERYTHING YOU NEED IN ONE BOX
Chocolate Lava Cake
Chocolate Cake Surrounded by Rich Fudge Sauce and Drizzled with Vanilla Flavored Icing
Banquet
Salisbury Steak Meal
Gravy and Salisbury Steak with Mashed Potatoes and Corn
NET WT. 9.5 OZ. (269g) KEEP FROZEN; COOK THOROUGHLY
Banquet
Chicken Pot Pie
NET WT. 7 OZ. (198g)
KEEP FROZEN; COOK THOROUGHLY

[4] Used under license from The Holmes Group Inc. or its subsidiary.

better ideas build better brands

Thinking outside the box... can or pouch We're finding new ways to deliver on each brand's promise, taking a look at what each brings to the table and creating new competitive advantages from that insight. Just look at how new ways of thinking about these popular brands resulted in ideas that have made them even more competitive.


egg beaters

Real Eggs


egg beaters

Egg Beaters With far more benefits than whole eggs—including convenient, reusable packaging, restaurant-quality seasonings and flavors, no fat, no cholesterol, half the calories, and pasteurization—Egg Beaters is living up to its name, helping retailers and foodservice operators deliver great-tasting *real egg product* for consumers seeking a healthy lifestyle.


Orville Redenbacher's

Gourmet Expansion


Orville Redenbacher's
Popcorn Clusters
Orville Redenbacher's
SMART POP!

Orville Redenbacher's Changing the way people think about popcorn begins with great taste and quality at home or at the movies. By expanding opportunites for gourmet popcorn, Orville Redenbacher's is establishing new platforms for growth.



Quality Potato Varieties



Lamb Weston Long known for providing traditional fries to foodservice chains and distributors, Lamb Weston is now the leading U.S. brand of quality potato products. With a variety of fries, hash browns, mashed potatoes and roasted potatoes, Lamb Weston now stands for unique appetizers and side dishes that increase customer sales and thrill consumers.


HEALTHY CHOICE
Breaded Chicken Breast Strips & Macaroni and Cheese

Healthy & Satisfying


HEALTHY CHOICE
Flavor Adventures
HEALTHY CHOICE
HEALTHY CHOICE
HEALTHY CHOICE
HEALTHY CHOICE

Healthy Choice Consumers with a taste for healthful living long have looked to Healthy Choice to provide satisfying meals, deli meats, breads, soups and desserts. Healthy Choice *Flavor Adventures* frozen meals typify the brand's penchant for turning taste trends into new choices for consumers and restaurant customers.


Rosarita
Traditional
REFRIED BEANS

Complete Meals


NEW!
Rosarita
Shredded Chicken
Enchilada Meal
Rosarita
Refried Beans
Rosarita
Traditional
REFRIED BEANS

Rosarita With a heritage stretching back 60 years, Rosarita was well-positioned to introduce authentic Mexican meal kits to the refrigerated category. Rosarita Mexican Meals are the first complete meals in the refrigerated section that satisfy consumer cravings for ethnic tastes and microwave convenience.


PAM
ORIGINAL

More Cooking Occasions


PAM
ORIGINAL
PAM
OLIVE OIL
PAM
For Baking
FLOUR
PAM
BUTTER
PAM
For Grilling
PAM

PAM Introducing new no-stick formulas for grilling and baking has made PAM more relevant—and valuable—to consumers and foodservice operators in more cooking environments. These improvements, and the addition of seasonings to complement food flavors, have moved PAM along an evolutionary path that is winning new customers and consumers.


Chef
BOYARDEE
BEEF
Ravioli

Consumer Focus


BOYARDEE
BEEF
Ravioli
CHILD NUTRITION SCHOOL PACK
BOYARDEE
CHEESE
Pizza Kit
New!
BOYARDEE
Deep Dish Meals

Chef Boyardee Making kids and moms more aware of the fun, wholesome, family-friendly foods on the Chef's menu has been key to this brand's recent success. With consistent quality and convenience, Chef Boyardee offers more variety and fun—resulting in double-digit sales gains this year and more opportunity for growth.


ECKRICH
Smoked Sausage

National Build


ECKRICH
Jumbo Franks
Roast Beef
ECKRICH
Smoked Sausage

Eckrich Long a Midwestern staple, Eckrich has geared up to expand nationally to bring premium smoked sausage, franks and cold cuts to consumers and foodservice customers looking for the exceptional quality and taste that have been the hallmark of Eckrich meats for more than a century.


Reddi wip
ORIGINAL

Year-Round Enjoyment


Reddi wip
ORIGINAL
FAT FREE
CHOCOLATE
LIGHT

Reddi-wip By putting the focus on fun, Reddi-wip has created year-round awareness for a brand that consumers had associated primarily with holidays and other special occasions. Winning consumers and restaurant customers over to the idea of everyday enjoyment called for whipping up new varieties to satisfy an array of dietary desires and tastes.


BUTTERBALL
YOUNG
Turkey

Holidays and Beyond


BUTTERBALL
TURKEY BACON

Butterball Finding more ways to deliver tender, juicy turkey—through cold cuts, in sausage and bacon, and more, in both foodservice and retail channels—is making Butterball more than just a holiday tradition. Updated positioning is getting more people thinking—and talking—turkey.


Fleischmann's
ORIGINAL

Nutritional Options


Fleischmann's
Fleischmann's
Fleischmann's

Fleischmann's To make a familiar favorite more relevant to consumers, Fleischmann's got on the stick and churned out exciting new tablespreads targeted at health-conscious consumers. Light, Unsalted, Olive Oil and No Trans Fat cholesterol-free options satisfy an array of individual taste profiles and nutrition requirements.


Hunt's
Sauce

Promoting Health Benefits


Angela Mia
WHOLE
TOMATOES
Hunt's
Whole
Diced
Chili

Hunt's Whether they're diced, stewed or pureed, in sauces or pastes, "only the best tomatoes grow up to be Hunt's." Joining with the American Dietetic Association to make consumers aware of the health benefits of eating tomatoes, which are rich in lycopene, Hunt's and its foodservice counterpart, Angela Mia, are aligning their positioning with today's trend toward eating right. For more information on health benefits of tomatoes, go to www.eatright.org.

connecting with consumers



nutrition

Flour power In fiscal 2004, our Ingredients group introduced Ultragrain. With all of the nutritional value of whole grain wheat and the taste, appearance and texture of old favorites made from refined white flour, baked goods made from Ultragrain can enrich the diets of millions of sandwich, "wrap" and baked goods lovers. Through the strength of a reorganized sales team focused on customer needs, Ingredients is working to realize Ultragrain's potential in retail and foodservice environments.


Beef Merlot
Chicken Margherita
HEALTHY CHOICE

taste

Adventurous flavors from Healthy Choice Healthy Choice has long turned taste trends into nutritious choices for consumers. Leveraging marketing and product development resources, Healthy Choice updated its flavor profile with creative combinations of seasonings and ingredients in its new line of Flavor Adventures. Through advertising that seemed to position Flavor Adventures dishes as *haute cuisine*, Healthy Choice created awareness of the new line and piqued consumer interest.



advertising

Now the Chef's really cookin' Last year, we introduced new discipline to assess the competition and Chef Boyardee's role in the marketplace. Insights gained from consumers led us to target the unmet needs of moms and kids searching for wholesome, convenient and fun lunches. That helped us establish a new destination and positioning—and give new life—to this venerable family favorite. More focused advertising and marketing resulted in double-digit sales increases.



quality

Superior quality is kosher "We Answer to a Higher Authority" communicates a commitment to quality and purity that has helped ConAgra Foods extend the brand into the foodservice and deli channels. Hebrew National also has capitalized on the fact that more than half of those who try Hebrew National become repeat purchasers by developing a strategy focused on the brand's superior quality and taste. The result? A double-digit increase in sales.


slim jim
snap into a slim jim
24

packaging

Increasing presence in the pantry Consumer insights inspired Slim Jim to reach teenage boys in its target audience through a new venue: the family pantry, where they go first to look for after-school snacks. This expanded the target to include moms, who stock the pantry, and inspired Slim Jim to create a convenient, mess-free, multi-pack canister line that's easy for moms to store and teens to use. Thinking like this generated double-digit sales growth in fiscal 2004.


PAM
For Grilling
egg beaters

marketing

Can't beat 'em when you join 'em Egg Beaters and PAM both registered double-digit sales gains last year. Why? In part, because both transform consumer insights into new, good-for-you products that increase their competitive advantage. Egg Beaters Cheese & Chive improved on the taste of ordinary eggs, while PAM for Baking and PAM for Grilling extended PAM's reach into additional cooking environments. A joint promotion encouraged additional use and drove sales even further.


slim Jim
ConAgra Foods
ACT II
80
PEMMICAN

sponsorships

Hearts race and brands grow through sponsorships By leveraging NASCAR and action sports sponsorships featuring such athletes as Joe Gibbs Racing's Bobby Labonte and Mike Bliss, BMX biker Dave Mirra and supercross rider Chad Reed, Banquet, Slim Jim, Pemmican, ACT II, Hunt's and Van Camp's are bringing their brands closer to consumers. It also drives additional traffic to retailers through related promotions. Carefully selected sponsorships can build brand loyalty among consumers who are among the most likely to purchase our products.





slim

THE BIG ADVANTAGE OF BEING SLIM In 2004, ConAgra Foods continued a comprehensive effort to streamline and integrate its business practices and infrastructure to accomplish two objectives: serve customers better and reduce costs. With the integration and consolidation of processes, functions and, in some cases, facilities, we're acting as one ConAgra Foods. We're synchronizing key functions, eliminating redundancies, enhancing our ability to respond more quickly to customer needs and consumer trends, and bringing assets together to better leverage best practices and talent for accelerated performance. Slim. Integrated. Powerful.


12-B07

State-of-the-art information technology A new integrated systems platform will support better operations, enhance business communications with customers, produce significant cost savings and help us operate as one integrated company. While the company used to sell what it made, now it makes what it sells—a turnaround that demanded the integration of manufacturing, strategic planning, logistics, customer service, marketing, sales and finance functions leveraged by information systems. This effort, called "Nucleus," links a state-of-the-art SAP[5] technology platform with best-in-class business processes to integrate key customer-facing functions and operations. This helps us operate more efficiently, serve customers better and, in some cases, create real competitive advantage.

nking

strengthening



A stronger supply chain Over the past few years, ConAgra Foods has been moving from a fragmented distribution organization to a unified distribution and logistics network. At the core of the supply chain is technology that strengthens operations. It's all designed to better serve customers, reduce costs, improve our shelf presence and get our products on shelves faster and error-free.

---

[5] SAP is the world's leading provider of business software solutions, helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across supply chains and business operations.



consolidating

Faster. Better. Closer… to customers and consumers Soon, a network of 14 state-of-the-art product distribution "mixing" centers will complete the integration and consolidation of the inventory control, order fulfillment, shipping and logistics functions. Not too long ago, these were spread out among several hundred distribution facilities. Now we will perform these functions faster, more efficiently, and more accurately, across temperature states.

Valuing customer relationships We've moved from decentralized groups of service representatives into a consolidated customer service environment. Service professionals are assigned to work on consolidated, dedicated customer teams. These teams are headed by key managers responsible for servicing all of their assigned customers' businesses. Now there's one place for customers to call, one set of common processes and more streamlined communication.



connecting

Pictured far right: Gina M. Haffey, Training Development Manager, Customer Service

nifying

Organizing to win with customers Each customer faces a unique set of business issues, needs and challenges; each has its unique definition of success. So we have redesigned and reorganized the sales force in each of the channels in which we operate—retail, foodservice and ingredients—to connect more closely with each customer. Bringing the sales team together creates a single point of contact for customers and provides them a business planning partner, all without sacrificing the specific brand and product knowledge each sales professional brings to the table. The approach varies slightly from channel to channel, but always focuses on understanding the customers' businesses and always takes an integrated, team approach to delivering on customers' expectations.

satisfying

Making it easier to do business with us By doing business as a single, integrated company, we can focus more effectively on customers' needs and can better allocate resources to serve them. By listening to customers and applying best practices in brand and category management, we're bringing a working knowledge of our customers' businesses and turning it into business plans that create success for them and us.

Pictured upper right: Roland Rubio, Director, Retail Products Sales




HEALTHY CHOICE


Van Camp's
BAKED BEANS
NEW!
GROUND BEEF
Van Camp's
BAKED BEANS
NEW!
GROUND BEEF
Hunt's
ORIGINAL STYLE
Traditional
Try Our Favorite Recipes!
Hunt's
ORIGINAL STYLE
Traditional
Try Our Favorite Recipes!
Van Camp's
BAKED BEANS
NEW!
GROUND BEEF
Van Camp's
BAKED BEANS
NEW!
GROUND BEEF
Hunt's
ORIGINAL STYLE
Traditional
Hunt's
ORIGINAL STYLE
Traditional


BUTTERBALL
648
HEALTHY CHOICE
599
ECKRICH





elivering

Every link adds value and strength Ultimately, it is our people who connect our products with customers and consumers. Delivering customer satisfaction is the job of every ConAgra Foods employee, especially those working in our value chain. As we've streamlined and simplified our business processes and tightened our focus, we've proved that getting slim isn't about getting smaller. It's about getting better, gaining relevance, growing relationships…adding value. It's about satisfying the people we serve—our consumers, our customers and our shareholders.

Dr. Pat Verduin
Senior VP and Director, Product Quality and Development

"Consumer insights and our understanding of food science and nutrition are key to our product development."

Kevin Tourangeau
Senior VP, Manufacturing Effectiveness

"Manufacturing must not only align with demand, it must deliver quality in a timely way."

Jim Kinnerk
Senior VP, Foodservice Marketing and Strategic Development

"For our customers to succeed, we need to provide solutions that their customers—the consumer—will prefer."

Tom Burrows
VP, Food Ingredients Sales and Marketing

"We need to understand what our customers are up against and deliver."



George Nulty
Senior VP, Purchasing

"Purchasing must satisfy customer needs and consumer preferences while contributing to improved financial performance."

Roger Berdusco
Senior VP, Retail Marketing

"We measure the effects of every marketing dollar we invest to ensure that it adds value *for* our customers and *to* our brands."

Chris Adderton
Senior VP, Customer Service

"Making it easier for our customers to get what they want means making their lives simpler and making their worries our worries."

Doug Knudsen
President, Retail Sales

"Marketing and sales linkages give us insights to better serving our customers' business strategies and maximizing growth."

Bill Caskey
President, Foodservice Sales

"From quick-serve to fine dining, it all comes down to quality and better solutions."



Rick Blasgen
Senior V.P.,
Integrated Logistics

"We need to provide product efficiently and reliably every time."

Kevin Adams
Senior V.P., Enterprise
Systems Implementation

"Through integrated technolog
we can better leverage our sco
and scale to benefit customers




Reddi

WE'RE READY Ready with the right products to meet individual consumers' wants and needs for great-tasting food that's ready when, how and where they want it. Ready to dedicate the best in product quality and development resources to connect with consumers and customers over their favorite meals and snacks and win their loyalty. Ready to align our capabilities with current trends and develop insights to win in the marketplace, now and in the future.



innovati

Shaping the future of food To thrive in our industry, it is not enough to simply follow the changing trends in how consumers eat. Instead, a company must be poised to innovate and renovate—helping to lead and shape food trends as they emerge. That is why we've brought together previously separate R&D and product quality groups into one companywide Product Quality and Development group. With a mission to create quality foods and packaging that delight our consumers with every experience, the Product Quality and Development group is based on a foundation of deep product understanding and food knowledge that grows from our unique position across the retail, foodservice and food ingredient channels.

The Product Quality and Development group is organized into four types of closely linked teams:

- Centers of Excellence, that bring together leading-edge technical knowledge to spur the development of new products
- Insight Groups focused on sensory, microbiological and analytical insights
- Quality Assurance Teams focused on guaranteeing food safety and ensuring the highest-quality product
- Development Teams that support business plans by converting existing technology into products that provide consumer-specific solutions

renovating

Culinary Center of Excellence The Culinary Center of Excellence is the source of culinary innovation within ConAgra Foods. Based in a new state-of-the-art kitchen, it develops new product prototypes, menu solutions, consumer cooking instructions and recipe standards for our customers across our channels.

Nutrition Center of Excellence The Nutrition Center of Excellence provides nutrition support for both the retail and the foodservice channels. It tracks current and potential public nutrition trends, provides ConAgra Foods with information on the latest nutritional insights and assists in product development.

Processing Center of Excellence The ConAgra Foods Processing Center of Excellence collects the extensive food-processing experience and expertise possessed across the company's many brands and facilities and provides them as a single resource.

Protein Science Center of Excellence The Protein Science Center of Excellence brings together culinary, process and operations expertise with specific applications to meat. This provides the company with a "one-stop shop" for protein-related product development and refinement issues.

Packaging Center of Excellence The Packaging Center of Excellence provides a central resource of packaging expertise, supporting development efforts from all business segments. It also identifies new developments and trends in packaging and provides the company with the most recent advantages of emerging technologies.

Pictured upper left: Nancy Eicher, M.S., Senior Director, Sensory Insights; *pictured lower right:* Payton P. Pruett, Jr., Ph.D.; Sanjiv Agarwal, Ph.D.; Takashi Nakamura, Ph.D., Product Quality and Development


"I want it to snap."
ConAgra Foodservice
"I want to control my carbs."
LIFE CHOICE
"I want it to
"I want no chol
egg beaters


"I want it to crunch."
Crunch 'n Munch
Fleischmann
"I want it buttery."
ACT II
"I want fries with that."
"I want it creamy and crunchy."
"I want it to be ready when I am."
Banquet

on trend


Diced

On track and on trend The answer to "What's for dinner?" has never been more varied. Except for Thanksgiving, when nearly every American sits down to a turkey dinner (usually Butterball), what's on the dinner plates in America varies from day to day, home to home and even from place setting to place setting. Reduced carbs. Low fat. Fast food. Slow food. Food for kids and foods for seniors—the only constant is that Americans want foods that meet their individual preferences and needs. Whatever the latest trends and consumer demands, ConAgra Foods offers a variety of products that deliver the taste, health, lifestyle or life stage benefits consumers want.

Meeting the individual nutritional needs of consumers Nutrition can mean different things to different people, all of whom are concerned about the nutritional profile of what they eat. Our product portfolio includes many nutritious items, with brands such as Healthy Choice and PAM, low-cholesterol products such as Egg Beaters, and products such as Slim Jim and other meat snacks that are high in protein—even meatless soy-based products like those sold under our Lightlife brand for vegetarians. In 2004, ConAgra Foods introduced several new products aligned with emerging nutritional trends, including the Life Choice line of frozen meals for carb-conscious consumers, Fleischmann's Trans Fat Free Margarine, Ultragrain whole grain flours (with the nutritious benefits of whole grain, and the taste, texture and appearance of refined flours) and Hunt's Organic Tomatoes.


LIFE CHOICE
Slow Roasted Beef Tips
12g TOTAL CARBS
NET WT. 12 OZ. (340g)

individual nutrition


NEW!
Banquet
Crock-Pot Classics
Beef Stew
COMPLETE SERVES 5 MEAL

y time, every time While
ıericans are demanding
·ds that can accommo-
e their busy lives, they
also looking for foods
t provide the taste and
otional benefits of the
w-cooked foods they
oyed growing up. In
›onse, ConAgra Foods
; introduced a new
: of Banquet Crock-
Classics for families
the go. They satisfy an
net need for whole-
ne homemade meals
ıilies can eat any time
:ause they can make
m ahead of time.

lifestyle




Sandwich Builder
FRUIT-SNACKS
NET WT.
7 OZ (198g)




HEALTHY CHOICE.
Premium Fudge Bars




ConAgra
Salisbury Steak & Gravy

stage of life

For everyone People's tastes, and their nutritional needs, evolve over time. And, as consumers mature and age, ConAgra Foods offers a variety of products and brands designed to meet the unique flavor profiles and nutritional requirements of each life stage. Our Kid Cuisine brand of frozen meals gives kids the fun, tasty foods they love while providing the nutrition they need. Healthy Choice, Banquet, Marie Callender's and other brands offer a wide variety of foods for adolescents and adults. In 2004, ConAgra Foods introduced to the marketplace a new concept—Golden Cuisine. The Golden Cuisine Senior Meals Program consists of dozens of great-tasting, nutritionally balanced meals for seniors that can be prepared in minutes by the seniors themselves or their care-givers. Initially developed for Meals on Wheels, in conjunction with registered dietitians, Golden Cuisine now is available online at www.goldencuisinestore.com and at Amazon.com.

We're building a different kind of food company. Focused on all the right things. Efficient and productive. Profitable. With brands that consumers love, expertise that customers value, and performance that investors reward. It's no longer about what a food company can make—it's about what consumers want. ConAgra Foods is *healthy, slim* and *ready* like it has never been before.

the right kind of food company



FINANCIAL CONTENTS

Net Sales and Operating Profit by Segment

FOR THE FISCAL YEARS ENDED MAY	2004	2003	2002	2001	2000[2]	
(Dollars in millions)					EXCLUDING RESTRUCTURING PLAN CHARGES	INCLUDING RESTRUCTURING PLAN CHARGES
Retail Products						
Net Sales	$ 8,434.1	$ 8,668.1	$ 8,718.6	$ 7,314.8	$ 6,087.8	$ 6,087.8
Percent of Total	58.1%	51.2%	39.1%	33.5%	29.2%	29.2%
Operating Profit	$ 1,206.8	$ 1,298.0	$ 1,226.3	$ 962.6	$ 993.5	$ 661.9
Percent of Total	70.0%	69.5%	62.3%	53.9%	58.8%	58.5%
Foodservice Products						
Net Sales	$ 3,714.4	$ 3,597.9	$ 3,778.9	$ 4,185.4	$ 4,244.8	$ 4,244.8
Percent of Total	25.6%	21.2%	16.9%	19.1%	20.4%	20.4%
Operating Profit	$ 321.4	$ 344.5	$ 364.3	$ 411.3	$ 330.4	$ 315.2
Percent of Total	18.6%	18.5%	18.5%	23.0%	19.6%	27.8%
Food Ingredients						
Net Sales[4]	$ 2,373.6	$ 2,204.4	$ 2,104.6	$ 2,107.4	$ 2,105.4	$ 2,105.4
Percent of Total	16.3%	13.0%	9.4%	9.6%	10.1%	10.1%
Operating Profit[4]	$ 196.6	$ 125.1	$ 188.8	$ 233.6	$ 141.0	$ 4.5
Percent of Total	11.4%	6.7%	9.6%	13.1%	8.3%	0.4%
Meat Processing						
Net Sales[3]	—	$ 2,468.7	$ 7,733.4	$ 8,259.9	$ 8,404.5	$ 8,404.5
Percent of Total	—	14.6%	34.6%	37.8%	40.3%	40.3%
Operating Profit[3]	—	$ 99.4	$ 187.8	$ 178.5	$ 225.2	$ 151.0
Percent of Total	—	5.3%	9.6%	10.0%	13.3%	13.3%
Total						
Net Sales	$ 14,522.1	$ 16,939.1	$ 22,335.5	$ 21,867.5	$ 20,842.5	$ 20,842.5
Operating Profit[1]	1,724.8	1,867.0	1,967.2	1,786.0	1,690.1	1,132.6
General corporate expense	342.1	406.8	272.7	220.6	248.7	248.7
Goodwill amortization	—	—	106.0	91.2	62.3	62.3
Interest expense, net	274.9	274.7	393.6	417.1	297.5	297.5
Equity method investment earnings	43.5	37.1	27.7	21.1	18.6	18.6
Income from continuing operations before income taxes and cumulative effect of changes in accounting	$ 1,151.3	$ 1,222.6	$ 1,222.6	$ 1,078.2	$ 1,100.2	$ 542.7

[1] Operating profit is before equity method investment earnings, interest expense, goodwill amortization, general corporate expense and income taxes.
[2] In fiscal 2000, the company incurred $557.5 million of restructuring charges for accelerated depreciation of certain long-lived assets, impairment of property, plant and equipment, employee severance, inventory write-downs and other related costs (amounts exclude charges relating to the discontinued chicken business and discontinued Spanish feed and Portuguese poultry businesses).
[3] Amounts exclude results of discontinued chicken business.
[4] Amounts exclude results of discontinued Spanish feed and Portuguese poultry businesses.

Selected Financial Data

FOR THE FISCAL YEARS ENDED MAY	2004	2003[1]	2002	2001[2]	2000[3]
Dollars in millions, except per share amounts					
Net sales[4]	$14,522.1	$16,939.1	$22,335.5	$21,867.5	$20,842.5
Income from continuing operations before cumulative effect of changes in accounting[4]	$ 796.0	$ 807.0	$ 762.4	$ 672.1	$ 339.7
Net income	$ 879.8	$ 774.8	$ 783.0	$ 638.6	$ 382.3
Basic earnings per share:					
Income from continuing operations before cumulative effect of changes in accounting[4]	$ 1.51	$ 1.53	$ 1.45	$ 1.31	$ 0.71
Net income	$ 1.67	$ 1.47	$ 1.48	$ 1.24	$ 0.80
Diluted earnings per share:					
Income from continuing operations before cumulative effect of changes in accounting[4]	$ 1.50	$ 1.52	$ 1.44	$ 1.31	$ 0.71
Net income	$ 1.66	$ 1.46	$ 1.47	$ 1.24	$ 0.80
Cash dividends declared per share of common stock	$ 1.0275	$ 0.9775	$ 0.9300	$ 0.8785	$ 0.7890
At Year End					
Total assets	$14,230.1	$15,071.4	$15,570.9	$16,480.8	$12,196.6
Senior long-term debt (noncurrent)[4,5]	$ 4,878.4	$ 4,632.2	$ 4,973.7	$ 3,340.9	$ 1,797.5
Subordinated long-term debt (noncurrent)	$ 402.3	$ 763.0	$ 752.1	$ 750.0	$ 750.0
Preferred securities of subsidiary company[5]	$ —	$ 175.0	$ 175.0	$ 525.0	$ 525.0

[1] 2003 amounts reflect the fresh beef and pork divestiture (see note 2 to the consolidated financial statements).
[2] 2001 amounts reflect the acquisition of International Home Foods ("IHF").
[3] 2000 amounts include restructuring plan related pre-tax charges of $621.4 million ($557.5 million reflected in continuing operations and $63.9 reflected in discontinued operations).
[4] Amounts exclude the impact of discontinued operations of the Agricultural Products segment, the chicken business and the feed businesses in Spain and poultry business in Portugal.
[5] 2004 amounts reflect the adoption of FIN No. 46R which resulted in increasing long-term debt by $419 million, increasing other noncurrent liabilities by $25 million, increasing property, plant and equipment by $221 million, increasing other assets by $46 million and decreasing preferred securities of subsidiary company by $175 million. The subsidiary preferred securities remain outstanding and are now classified as debt.

The following discussion and analysis is intended to provide a summary of significant factors relevant to the company's financial performance and condition. The discussion should be read together with the company's financial statements and related notes beginning on page 66.

EXECUTIVE OVERVIEW

ConAgra Foods is one of North America's largest packaged food companies, serving grocery retailers, restaurants and other foodservice establishments, as well as food processors. Popular ConAgra Foods consumer brands include: ACT II, Armour, Banquet, Blue Bonnet, Brown 'N Serve, Butterball, Chef Boyardee, Cook's, Crunch 'n Munch, DAVID, Decker, Eckrich, Egg Beaters, Fleischmann's, Gulden's, Healthy Choice, Hebrew National, Hunt's, Kid Cuisine, Knott's Berry Farm, La Choy, Lamb Weston, Libby's, Lightlife, Louis Kemp, Lunch Makers, MaMa Rosa's, Manwich, Marie Callender's, Orville Redenbacher's, PAM, Parkay, Pemmican, Peter Pan, Reddi-wip, Rosarita, Ro*Tel, Slim Jim, Snack Pack, Swiss Miss, Van Camp's, Wesson, Wolf and many others.

Diluted earnings per share were $1.66 in fiscal 2004, compared with $1.46 in fiscal 2003. The earnings performance reflects progress with the company's strategic portfolio reshaping program and key operating initiatives.

Over the past few years, the company has strategically repositioned its portfolio to focus on higher-margin, branded and value-added businesses because that business mix is expected to better serve consumers, customers and shareholders over the long run. Executing that strategy has involved acquiring branded operations and divesting commodity-related businesses. The company is also implementing initiatives to improve the operating performance of its core business segments through more effective sales, marketing and supply chain functions.

Divestitures

During fiscal 2004, the company divested its chicken business, the U.S. and Canadian crop inputs businesses of United Agri Products ("UAP North America") and its Spanish feed business. These divestitures, combined with prior year divestitures of the company's fresh beef and pork, canned seafood and cheese operations substantially complete a multi-year program aimed at divesting the company's significant non-core businesses in order to strategically reshape the company and focus the company's capital on branded, value-added foods.

Selected fiscal 2004 divestiture information is summarized below:

($ in millions)	PROCEEDS			
DIVESTED OPERATION	CASH	COMMON STOCK	PREFERRED STOCK	TOTAL
Chicken Business	$301	$246	$—	$ 547
UAP North America	503	—	60	563
Spanish Feed Business	83	—	—	83
Total	$887	$246	$60	$1,193

As part of the chicken business divestiture, the company received 25.4 million shares of Class A common stock of Pilgrim's Pride Corporation valued at $246 million at the time of the transaction, with a total carrying value of $392 million at the end of fiscal 2004 (see "Liquidity and Capital Resources"). The actual gains realized from the sale of the Pilgrim's Pride shares will be subject to various risks, including timing of the sales and related fluctuations in market price.

The final sales price of the chicken business was subject to a purchase price adjustment based on determination of the final net assets sold, which occurred in the first quarter of fiscal 2005. As part of settling the final purchase price adjustment, the company paid $34 million to Pilgrim's Pride. The company made adequate provisions for this final settlement in the fiscal 2004 financial statements.

As part of the UAP North America divestiture, the company received $60 million of preferred securities from the buyer, Apollo Management, L.P. ("Apollo"). The fair value of these securities was determined to equal the face value as of the transaction date. Apollo later repurchased $26 million of the preferred securities for cash. The remaining preferred securities may be redeemed by Apollo early, but in no case later than December 2012.

The final sales price of UAP North America was subject to a purchase price adjustment based on determination of the final net assets sold, which occurred in the first quarter of fiscal 2005. As part of settling the final purchase price adjustment, the company received $60 million from Apollo.

As of the end of fiscal 2004, each of the businesses in the above table is reported as discontinued operations within the company's consolidated financial statements for all periods presented. Also included in discontinued operations are the remaining businesses of the company's Agricultural Products segment ("UAP International") and the Portuguese poultry operations. The Portuguese poultry operation was divested at the beginning of the first quarter of fiscal 2005. The company continues to actively market the UAP International operations and believes they will be divested during fiscal 2005.

Sales and Marketing Initiatives

To strengthen brand equities and better allocate marketing investments, the company is implementing standardized, fact-based marketing methods to better assess brand opportunities and evaluate marketing programs.

To better serve customers and capitalize on growth opportunities, the company consolidated its retail sales force and established a team-based approach for customers. Customers are now served by dedicated ConAgra Foods teams representing the entire portfolio of ConAgra Foods products. This approach improves customer service and provides the company with product bundling opportunities. In addition, the company substantially reduced the role of brokers during the year.

The company believes these initiatives are beginning to favorably influence brand performance as sales of the company's top thirty consumer brands increased by 5% in fiscal 2004, including an estimated benefit of 2% from one additional week in fiscal 2004.

The company also believes that continued focus on these sales and marketing initiatives, in combination with other operational initiatives related to improving customer service, will have a positive effect on sales growth and margin improvement over the next several years.

Operational Initiatives

The company has several operational initiatives underway to improve customer service and profit margins.

Logistics: To improve customer service and supply chain efficiency, the company is retooling its logistics network. The company is transitioning from a network of hundreds of shipping locations across America to a network defined by fourteen geographically optimized mixing centers comprised of seven ambient temperature-state facilities and seven temperature-controlled facilities that will support all Retail and Foodservice operations. A mixing center is a large facility where multiple brands and products of a similar temperature-state (shelf-stable, refrigerated or frozen) are consolidated and shipped out together. As of the end of fiscal 2004, the company had completed and commissioned seven ambient state-of-the-art temperature centers and three state-of-the-art temperature-controlled centers. The remaining centers will be completed during calendar 2005. Management believes this new logistics network will improve customer service, lower operating costs and lower working capital requirements.

Information Systems: To link the information flow among key operating functions such as manufacturing, marketing, sales and logistics, the company is implementing strategic technology initiatives (using SAP software) known as project Nucleus. Management believes that project Nucleus will, in combination with other initiatives, be a key contributor to profitable future growth.

Research and Development: To share research and development ideas more effectively, the company brought together technical expertise and food analytics testing capabilities into common locations known as Centers of Excellence. The Centers of Excellence are designed to improve the company's ability to create, modify and improve products and provide customer solutions.

Operational Efficiency Initiatives: During fiscal 2004, the company implemented certain operational efficiency initiatives. These initiatives are intended to improve the company's cost structure, margins and competitive position through the elimination of duplicative costs and overhead, consolidation of selected plants and support functions and realignment of businesses. Costs associated with the implementation of such initiatives are being recognized as incurred and are expected to continue into fiscal 2005. During fiscal 2004, the company recognized charges associated with these initiatives of approximately $62 million. The company anticipates additional charges of approximately $28 million will be recognized during fiscal 2005. The company believes it will generate benefits to its cost structure, as well as synergies related to other sales and customer service initiatives, in fiscal 2005 and beyond which will more than offset these costs.

Share Repurchase Program

As a result of the company's favorable cash position resulting primarily from divestitures and cash flows generated from operations, in fiscal 2004 the company initiated a share repurchase program with authority to purchase up to $1 billion. As of the end of fiscal 2004, the company had repurchased approximately 15 million common shares at a total cost of $419 million. Management currently believes this program to be an appropriate use of the available cash and plans to continue the share repurchase program during fiscal 2005.

Additional Items Affecting Comparability

Certain other significant items affect the year-over-year comparability of the company's results of operations, as described below:

- The company's fiscal 2004 results include fifty-three weeks of operations, while fiscal 2003 results include fifty-two weeks of operations. The estimated impact of the extra week in fiscal 2004 is additional net sales of approximately $289 million and additional operating profit of approximately $41 million.
- The results of discontinued operations reflect income of $97 million in fiscal 2004 and a loss of $36 million in fiscal 2003.

- Fiscal 2003 results include net sales of approximately $3.1 billion and operating profit of $149 million related to the businesses divested during fiscal 2003, including the fresh beef and pork, canned seafood and processed cheese operations.
- In fiscal 2004, the company recognized $100 million of tax benefits related to the realization of certain capital loss carryforwards and foreign tax credits.

Opportunities and Challenges

The company believes that its sales, marketing and operating initiatives will favorably influence future profits, profit margins and returns on capital.

The company is facing increased costs for many of its significant raw materials, packaging and energy inputs. When appropriate, the company uses long-term purchase contracts, futures and options to reduce the volatility of these costs. The company has also recently implemented sales price increases for certain products and will continue to evaluate further price increases based on raw material cost trends, expected impact on sales volumes and other factors.

Changing consumer preferences may impact sales of certain of the company's products. The company offers a variety of food products which appeal to a range of consumer preferences and utilizes innovation and marketing programs to develop products that fit with changing consumer trends. As part of these programs, the company introduces new products and product extensions. Products introduced in fiscal 2004 included: Life Choice, Banquet Crock-Pot Classics, Healthy Choice Frozen Desserts and many others.

Consolidation of many of the company's customers continues to result in increased buying power, negotiating strength and complex service requirements for those customers. This trend, which is expected to continue, may negatively impact gross margins, particularly in the Retail Products segment. In order to effectively respond to this customer consolidation, during fiscal 2004 the company consolidated its sales force to more efficiently service its customers and to appropriately leverage the company's scale. In fiscal 2003, the company's retail customer service centers were consolidated into one specialized facility to service all retail channel customers. The company continues to streamline its distribution network in order to reduce costs and increase its responsiveness to customer needs.

SEGMENT REVIEW

The company's operations are organized into three reporting segments: Retail Products, Foodservice Products and Food Ingredients. The company historically aggregated its retail and foodservice operations within the company's Packaged Foods reporting segment. As a result of the recent strategic portfolio changes and management realignment in fiscal 2004, the company now reports its retail and foodservice operations as two separate reporting segments. The Retail Products reporting segment includes branded foods which are sold in various retail channels and includes frozen, refrigerated and shelf-stable temperature classes. The Foodservice Products reporting segment includes branded and customized food products, including meals, entrees, prepared potatoes, meats, seafood, sauces and a variety of custom-manufactured culinary products packaged for sale to restaurants and other foodservice establishments. The Food Ingredients reporting segment includes both branded and commodity food ingredients, including milled grain ingredients, seasonings, blends and flavorings, which are sold to food processors, as well as certain commodity sourcing and merchandising operations.

2004 vs. 2003

Net Sales
($ in millions)

REPORTING SEGMENT	FISCAL 2004 NET SALES	FISCAL 2003 NET SALES	% INCREASE/ (DECREASE)
Retail Products	$ 8,434	$ 8,668	(3)%
Foodservice Products	3,714	3,598	3 %
Food Ingredients	2,374	2,204	8 %
Meat Processing	—	2,469	(100)%
Total	$14,522	$16,939	(14)%

Overall company net sales declined $2.4 billion to $14.5 billion, primarily reflecting the impact of the fresh beef and pork divestiture in fiscal 2003 and the sale of the canned seafood and processed cheese-related operations in the fourth quarter of fiscal 2003. Prior year sales included approximately $3.1 billion from the divested businesses, while current year sales included none. These decreases were partially offset by the $289 million estimated impact on net sales of one additional week included in the results of operations for fiscal 2004. The company believes that its sales and marketing initiatives (discussed in the "Executive Overview") have begun to favorably influence brand performance.

Retail Products net sales declined $234 million for the year to $8.4 billion. Included in results for fiscal 2003 were net sales of $493 million from the canned seafood business, which was divested in fiscal 2003. This decrease was partially offset by the estimated impact of one additional week included in the results of operations for fiscal 2004, an increase to net sales of approximately $165 million. Sales of the company's key branded products showed mixed results, as sales of some of the company's most significant brands including Banquet, Chef Boyardee, Wesson, Slim Jim, PAM, Egg Beaters and Reddi-wip grew on a comparable fifty-two week basis. Major brands posting sales declines for the year included Healthy Choice, Butterball, Armour, ACT II and Orville Redenbacher's. In addition to the sales and marketing initiatives previously discussed, new products and product extensions in the frozen meals and entrees category, such as Banquet Crock-Pot Classics and Life Choice, positively impacted the Retail Products segment net sales for the year. Weak sales volume in popcorn products, driven by intense competition in the category and consumer trends, negatively impacted the segment's performance.

Net sales in the Foodservice Products segment were $3.7 billion, an increase of $116 million. Included in results for fiscal 2003 were net sales of $93 million from divested businesses. The estimated impact of the inclusion of one additional week of net sales in fiscal 2004 was an increase of approximately $70 million. Sales of specialty potato products and shelf-stable and specialty meats within the culinary product line achieved increased sales volumes during fiscal 2004. Improved unit pricing within the specialty potato and specialty meats products also contributed to increased net sales.

Food Ingredients net sales increased $170 million to $2.4 billion. The increase in sales was primarily driven by the pass-through of increases in commodity raw material costs, favorable results from commodity (including energy) merchandising and approximately $55 million related to the additional week in fiscal 2004.

Due to the fresh beef and pork divestiture, the Meat Processing segment includes no sales for fiscal 2004. Net sales in fiscal 2003 were $2.5 billion.

Gross Profit

(Net sales less cost of goods sold)

($ in millions)

REPORTING SEGMENT	FISCAL 2004 GROSS PROFIT	FISCAL 2003 GROSS PROFIT	% INCREASE/ (DECREASE)
Retail Products	$2,278	$2,455	(7)%
Foodservice Products	570	540	6 %
Food Ingredients	348	291	20 %
Meat Processing	—	83	(100)%
Total	$3,196	$3,369	(5)%

The company's gross profit for fiscal 2004 was $3.2 billion, a decrease of $173 million, or 5%, from the prior year. The decrease reflects $168 million of gross profit in fiscal 2003 related to businesses the company no longer owns, $34 million of costs incurred in fiscal 2004 to implement the company's operational efficiency initiatives and higher input costs, which were not fully offset by higher selling prices, offset by an estimated $60 million of gross profit related to the additional week in fiscal 2004.

Retail Products gross profit for fiscal 2004 was $2.3 billion, a decrease of $177 million from fiscal 2003. Included in the prior year gross profit was $75 million from the divested canned seafood operations. Costs of implementing the company's operational efficiency initiatives reduced gross profit by $20 million. The estimated impact of the inclusion of one extra week in the current fiscal year was an increase in gross profit of approximately $42 million. Additionally, the segment's gross profit decreased due to a less favorable product mix, increased input costs, which were not fully offset by increased selling prices, primarily in refrigerated meat products and an extremely competitive environment for popcorn products.

Foodservice Products gross profit for fiscal 2004 was $570 million, an increase of $30 million over the prior fiscal year. Included in the prior year gross profit was $10 million from businesses divested in that year and a charge of approximately $24 million resulting from the reduction of the values of certain refrigerated foodservice meat inventory. Costs of implementing the company's operational efficiency initiatives reduced gross profit by $13 million. The estimated impact of the inclusion of one extra week in the current fiscal year was an increase of approximately $11 million.

The Food Ingredients segment generated gross profit of $348 million in fiscal 2004, an increase of $57 million over the prior fiscal year. The estimated impact of the inclusion of one extra week in the current fiscal year was an increase of approximately $7 million. Also favorably impacting fiscal 2004 gross profit was improved performance from certain value-added food ingredient businesses, which included a $22 million lower-of-cost or market adjustment to inventory in fiscal 2003 and better results for commodity merchandising operations due to market volatility.

Gross profit in the Meat Processing segment was $83 million in fiscal 2003.

REPORTING SEGMENT	FISCAL 2004 GROSS MARGIN	FISCAL 2003 GROSS MARGIN
Retail Products	27%	28%
Foodservice Products	15%	15%
Food Ingredients	15%	13%
Meat Processing	—	3%
Total	22%	20%

The company's gross margin (gross profit as a percentage of net sales) for fiscal 2004 increased two percentage points as compared to fiscal 2003, which reflects the company's divestitures of low margin operations and improvement in value-added food ingredient products, offset by the impact of higher input costs, which were not fully offset by selling price increases, principally in the Retail Products segment.

Selling, General and Administrative Expenses, includes General Corporate Expense ("SG&A")

SG&A expenses decreased $96 million, or 5%, to $1.8 billion for fiscal 2004. Prior year SG&A expenses included approximately $10 million from divested businesses and $38 million of transaction costs related to the fresh beef and pork divestiture. Costs of implementing the company's operational efficiency initiatives increased SG&A expenses by $27 million in fiscal 2004. The estimated impact of the inclusion of one extra week in fiscal 2004 was an increase of approximately $34 million. The results for fiscal 2004 include $25 million of litigation expense related to a former choline chloride joint venture with E.I. du Pont Nemours and Co. that was sold in 1997. In addition, in fiscal 2004 the company established a $25 million reserve in connection with matters related to an SEC investigation (see "Other" discussion within MD&A). These items were partially offset by a gain of $21 million recognized upon the sale of the company's cost-method investment in a venture. Lower selling costs, marketing-related costs and various other legal and insurance costs resulted in a favorable comparison with fiscal 2003.

Operating Profit

(Earnings before general corporate expense, interest expense, equity method investment earnings and income taxes)

($ in millions)

REPORTING SEGMENT	FISCAL 2004 OPERATING PROFIT	FISCAL 2003 OPERATING PROFIT	% INCREASE/ (DECREASE)
Retail Products	$1,207	$1,298	(7)%
Foodservice Products	321	345	(7)%
Food Ingredients	197	125	58 %
Meat Processing	—	99	(100)%

Retail Products operating profit decreased $91 million for the fiscal year to $1.2 billion. Included in prior year operating profit was $43 million from the divested canned seafood operations. Costs of implementing the company's operational efficiency initiatives decreased operating profit by $25 million. The estimated impact of the inclusion of one extra week in fiscal 2004 was an increase of $28 million. The remaining decline in operating profit is reflective of reduced gross profit, due to increased input costs, which were not fully offset by increased selling prices, primarily in refrigerated meat products, an extremely competitive environment in popcorn products and a less favorable mix of products.

Foodservice Products operating profit declined $24 million to $321 million. Included in fiscal 2003 operating profit was $6 million from businesses divested in that year. Costs of implementing the company's operational efficiency initiatives decreased operating profit by $29 million. The estimated impact of the inclusion of one extra week in fiscal 2004 was an increase of $7 million. Increased gross profits were largely offset by significantly higher SG&A expenses related to information systems implementation costs.

Food Ingredients operating profit increased $72 million to $197 million, primarily reflecting improved gross profits, as discussed above. Costs of implementing the company's operational efficiency initiatives decreased operating profit by $8 million. The estimated impact of the inclusion of one extra week in fiscal 2004 was an increase of $7 million.

The Meat Processing segment generated operating profit of $99 million in fiscal 2003.

Interest Expense, Net

In fiscal 2004, net interest expense was $275 million, unchanged from the prior fiscal year. During fiscal 2004, the company closed out all $2.5 billion of its interest rate swap agreements. Of the $2.5 billion interest rate swaps closed out in fiscal 2004, $2.0 billion of the interest rate swaps had been used to effectively convert certain of the company's fixed rate debt into floating rate debt. The remaining $500 million portion of the company's interest rate swaps was used to hedge certain of the company's forecasted interest payments on floating rate debt for the period from 2005 through 2011. For financial statement and tax purposes, the proceeds received upon termination of the interest rate swap agreements will be recognized over the term of the debt instruments originally hedged. The company's net interest expense will continue to be favorably impacted by the interest rate swap agreements in fiscal 2005, but to a lesser extent than in fiscal 2004. Due to the decreased effect of the interest rate swaps and lower interest income, the company expects net interest expense to increase by approximately $40 million in fiscal 2005.

Equity Method Investment Earnings

Equity method investment earnings increased to $44 million in fiscal 2004 from $37 million in fiscal 2003. The increase was primarily due to a full year of results of the company's minority ownership in the fresh beef and pork joint venture established following the company's fresh beef and pork divestiture in September 2002. Income from the company's other equity method investments, which includes barley malting, potato processing and grain merchandising, did not substantially change from their fiscal 2003 amounts.

Income (Loss) from Discontinued Operations

Income from discontinued operations was $97 million, net of tax, in fiscal 2004. In fiscal 2003, the company recognized a net-of-tax loss from discontinued operations of $36 million. The year-over-year change primarily resulted from:

- a fiscal 2003 pre-tax charge of approximately $112 million related to lowering asset values in connection with the then pending chicken business sale,
- net pre-tax income of $51 million recognized on the sales of the chicken business, UAP North America and the Spanish feed business in fiscal 2004,
- fiscal 2004 pre-tax impairment charges of $27 million recognized to write-down the long-lived assets of the UAP International and Portuguese poultry operations to net realizable value, and
- significantly improved gross margins at the chicken business and UAP North America during the six-month period of fiscal 2004 prior to the divestitures, relative to those generated in fiscal 2003, due to industry-wide improvements in the markets for their products.

The company's UAP North America operations had a fiscal year end of February, while the company's consolidated year end is May. Historically, the results of UAP North America have been reflected in the company's consolidated results on a three-month "lag" (e.g., UAP North America's results for June through August are included in the company's consolidated results for the period September through November). Due to the disposition of UAP North America on November 23, 2003, UAP North America's results for the three months ending November 23, 2003, a net-of-tax loss of approximately $23.8 million, was recorded directly to retained earnings. If this business had not been divested, this net-of-tax loss would have been recognized in the company's fiscal 2004 consolidated statement of earnings. The comparable amount recorded in income (loss) from discontinued operations for the three-month period ended November 24, 2002 was a loss of $19.6 million.

Income Taxes and Net Income

The effective tax rate was 31% for fiscal 2004, below the 34% effective tax rate in fiscal 2003. During fiscal 2003, the company generated capital loss carryforwards as a result of the fresh beef and pork divestiture. As of May 25, 2003, the company had provided a valuation allowance for the entire amount of the related deferred tax asset based on management's assessment that the company would not be able to utilize these carryforwards in future periods. During fiscal 2004, the company reduced its valuation allowance associated with these capital loss carryforwards when, as a result of capital gains generated from the company's termination of interest rate swap agreements and the disposition of UAP North America during fiscal 2004, management determined that the company would be able to realize the benefit of the deferred tax assets. The company also reduced the valuation allowance related to certain foreign tax credits generated in prior years, as the benefit of these foreign tax credits will be realized due to the sale of the Spanish feed business.

Net income was $880 million, or $1.66 per diluted share in fiscal 2004, compared to $775 million, or $1.46 per diluted share, in fiscal 2003.

Other

On June 22, 2001, the company filed an amended annual report on Form 10-K for the fiscal year ended May 28, 2000. The filing included restated financial information for fiscal years 1997, 1998, 1999 and 2000. The restatement, due to accounting and conduct matters at United Agri Products, Inc. ("UAP"), a former subsidiary, was based upon an investigation undertaken by the company and the Audit Committee of its Board of Directors. The restatement was principally related to revenue recognition for deferred delivery sales and vendor rebates, advance vendor rebates and bad debt reserves. The Securities and Exchange Commission ("SEC") issued a formal order of nonpublic investigation dated September 28, 2001. The company is cooperating with the SEC investigation, which relates to the UAP matters described above, as well as other aspects of the company's financial statements, including the level and application of certain of the company's reserves.

The company is currently conducting discussions with the SEC Staff regarding a possible settlement of these matters. Based on discussions to date, the company established a $25 million reserve in fiscal 2004 in connection with matters related to this investigation. Due to the nature of the ongoing discussions, the company cannot predict whether the discussions will result in a settlement and is unable to determine the ultimate cost the company may incur in order to resolve this matter. Any final resolution could result in charges greater than the amount currently estimated and recognized in the company's financial statements.

2003 vs. 2002

Net Sales

($ in millions)

REPORTING SEGMENT	FISCAL 2003 NET SALES	FISCAL 2002 NET SALES	% INCREASE/ (DECREASE)
Retail Products	$ 8,668	$ 8,719	(1)%
Foodservice Products	3,598	3,779	(5)%
Food Ingredients	2,204	2,105	5 %
Meat Processing	2,469	7,733	(68)%
Total	$16,939	$22,336	(24)%

Overall company sales declined $5.4 billion, or 24%, to $16.9 billion, primarily reflecting the impact of the fiscal 2003 fresh beef and pork divestiture. Fiscal 2002 sales included approximately $7.7 billion from the divested fresh beef and pork operations, while fiscal 2003 sales included approximately $2.5 billion.

Retail Products sales were $8.7 billion in fiscal 2003, a decline of $51 million, or less than 1%, for the year, reflecting lower sales of branded processed meat products due to lower selling prices and the divestiture of the canned seafood operations. These combined factors more than offset sales growth for several key retail brands.

Net sales for the company's retail consumer branded business showed a variety of results, as sales of some of the company's most significant brands including Banquet, Healthy Choice, ACT II, Orville Redenbacher's, Marie Callender's, Hebrew National, PAM and Reddi-wip grew. Major brands posting sales declines for the year included Hunt's, Armour, Chef Boyardee and Butterball. New products and product extensions in the popcorn, frozen meals and entrees, whipped toppings, shelf-stable meals, meat snacks and egg alternative categories positively impacted the Retail Products segment sales for the year, as did theme-oriented selling programs which focused on holiday, summer grilling and sporting events. The company continued to increase its investment in advertising and promotion to fuel profitable future sales growth. The company believes the brand sales increases cited above reflected a number of factors, including new product success, product quality improvements and increased marketing spending in fiscal 2003 and previous periods, while the brand sales declines cited above reflected a number of factors, including an extremely competitive environment.

Foodservice Products net sales declined $181 million, or 5% for fiscal 2003 to $3.6 million reflecting weaker results for french fries, frozen seafood, specialty meats and Mexican foods. This partly reflected soft conditions in the overall economy. The company believes that soft economic conditions negatively impacted business travel as well as consumer spending at many types of restaurants. In addition, the Foodservice Products results also reflected competitive challenges facing some of the company's major traditional quick-service restaurant customers, which appeared to be losing customers to casual restaurants and other venues.

Food Ingredients net sales increased $99 million, or 5%, to $2.2 billion in fiscal 2003. Sales within the segment are largely determined by input costs, which can fluctuate significantly. Sales for basic ingredients, which reflect gross profit for commodity merchandising, increased, reflecting improved margins for certain commodities, such as grain, as well as favorable results associated with the segment's energy merchandising. Sales of milled ingredients—flour, corn and oats, increased overall, reflecting higher selling prices, resulting from higher input costs. Sales for the other specialty ingredients operations (flavorings and seasonings) were flat compared to fiscal 2002.

For fiscal 2003, net sales in the Meat Processing segment declined 68% to $2.5 billion. As cited above, the fresh beef and pork divestiture occurred in the second quarter of fiscal 2003. Accordingly, in fiscal 2003 the segment results include only 115 days of activity as compared to a full fiscal year in the prior year. Net sales in fiscal 2003 for the fresh beef and pork business were below those of the prior year comparable period due to fluctuating market prices and difficult market conditions.

Gross Profit

($ in millions)

REPORTING SEGMENT	FISCAL 2003 GROSS PROFIT	FISCAL 2002 GROSS PROFIT	% INCREASE/ (DECREASE)
Retail Products	$2,455	$2,353	4 %
Foodservice Products	540	575	(6)%
Food Ingredients	291	347	(16)%
Meat Processing	83	286	(71)%
Total	$3,369	$3,561	(5)%

The company's gross profit was $3.4 billion for fiscal 2003, compared to $3.6 billion in fiscal 2002. The decline is primarily reflective of the fresh beef and pork divestiture in the second quarter of fiscal 2003.

REPORTING SEGMENT	FISCAL 2003 GROSS MARGIN	FISCAL 2002 GROSS MARGIN
Retail Products	28%	27%
Foodservice Products	15%	15%
Food Ingredients	13%	16%
Meat Processing	3%	4%
Total	20%	16%

Gross margin (gross profit as a percent of net sales) improved to 20% from 16% in fiscal 2002, largely due to the fresh beef and pork divestiture, as that business had comparatively low margins. To a lesser degree, the company's manufacturing efficiency initiatives and improvement in product mix also boosted gross margins. The Retail Products segment experienced increased sales of high-margin items, such as snacks and frozen dinners, and decreased sales for comparatively low-margin items, such as canned seafood and cheese. Also, lower input costs for processed meats favorably impacted cost of goods sold and, therefore, gross margin.

Selling, General and Administrative Expenses, includes General Corporate Expense

SG&A expenses decreased $63 million, or 3%, to $1.9 billion for fiscal 2003. Fiscal 2002 SG&A expenses included approximately $100 million from the divested fresh beef and pork operations, while fiscal 2003 SG&A expenses included approximately $33 million. SG&A expenses were favorably impacted by $136 million, due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* as the company was no longer required to amortize goodwill and intangible assets with indefinite lives beginning in the first quarter of fiscal 2003. While 2003 SG&A expenses were reduced by the adoption of SFAS No. 142 and the fresh beef and pork divestiture, these were partially offset by several SG&A expenses which increased in fiscal 2003. Specifically, during fiscal 2003 the company incurred incremental advertising and promotion (approximately $56 million), fresh beef and pork divestiture closing costs (approximately $40 million) and increased employment-related costs (approximately $65 million). The increased employment-related costs primarily relate to increased pension and postretirement costs resulting from the company reducing the discount rate used to measure the present value of its obligations as well as reducing the assumed rate of return on plan assets. SG&A expenses were 11% of sales during fiscal 2003, as compared to 9% of sales during fiscal 2002. This 2% increase was primarily a result of the fresh beef and pork divestiture reducing net sales without a proportionate reduction in SG&A expenses, as SG&A expenses in the fresh beef and pork businesses were historically a low percentage of net sales.

Operating Profit

(Earnings before general corporate expense, goodwill amortization, interest expense, equity method investment earnings and income taxes)

($ in millions)

REPORTING SEGMENT	FISCAL 2003 OPERATING PROFIT	FISCAL 2002 OPERATING PROFIT	% INCREASE/ (DECREASE)
Retail Products	$1,298	$1,226	6 %
Foodservice Products	345	364	(5)%
Food Ingredients	125	189	(34)%
Meat Processing	99	188	(47)%

Retail Products operating profit grew $72 million, or 6%, for fiscal 2003 to reach $1.3 billion, reflecting successful cost management initiatives and improved product mix. Cost management initiatives include Project Nucleus, as well as supply chain (procurement, manufacturing, shipping and warehousing) and selling and administrative expenses. Included in the supply chain initiative, the Retail Products segment is an SKU (stock keeping unit) reduction program, designed to discontinue the manufacture of certain unprofitable or marginally profitable items in order to boost overall efficiency and margins. Profit growth efforts included overall brand-building programs to better connect with consumers and improve consumer appreciation of the company's products. Profit improvement initiatives also included focusing on the company's higher-margin items as part of a plan to improve product mix.

While margins for many major retail-oriented products grew, including shelf-stable grocery and refrigerated prepared foods, the most significant segment profit improvement occurred in the company's frozen foods business. In that business, the company believes that improved product quality and effective expense control contributed significantly to the profit improvement.

Overall operating profit for the Foodservice Products segment declined $19 million to $345 million for fiscal 2003, reflecting a continuing difficult environment, believed by the company to be the result of a weak economy and factors negatively affecting certain major quick-service restaurant customers. In addition, the company reduced the values of certain refrigerated foodservice meat inventory items during the year, which resulted in a pre-tax charge of approximately $24 million.

Food Ingredients operating profit declined $64 million, or 34%, to $125 million. While profits for the basic ingredients businesses grew due primarily to more favorable results in the company's energy merchandising operations, profits for milled ingredients declined due to increased input costs and profits for specialty ingredients declined due, in part, to increased competition in the garlic market. During fiscal 2003, the company also reduced the value of certain garlic inventory by $22 million, as lower-cost Chinese garlic created competitive pressure.

Meat Processing operating profit decreased 47% to $99 million due to the fresh beef and pork divestiture during the year, which removed those operating profits from the segment's earnings base. In addition, the company settled an insurance claim relating to a beef plant fire that occurred in 2001 and realized approximately $50 million of segment operating profit. The insurance proceeds represented a recovery for the loss of facilities, inventory and related items.

Interest Expense, Net

For fiscal 2003, net interest expense was $275 million, 30% below fiscal 2002 amounts, primarily due to lower interest rates, increased interest income and reduced outstanding debt amounts. Through the use of interest rate swaps to effectively convert fixed-rate debt to floating-rate debt, the company benefited from lower interest rates as compared to fiscal 2002. The increased interest income resulted from the company holding debt securities issued by the fresh beef and pork joint venture in which the company holds a minority interest. Also contributing to the reduced fiscal 2003 interest expense was the company's reduction of $222 million of debt with cash proceeds generated by divestitures completed during the year.

Equity Method Investment Earnings

Equity method investment earnings increased to $37 million in fiscal 2003 from $28 million in fiscal 2002. The increase was primarily due to the company's minority ownership in the fresh beef and pork joint venture established following the company's fresh beef and pork divestiture during fiscal 2003. Income from the company's other equity method investments, which include barley malting, potato production and grain merchandising, did not substantially change from fiscal 2002 amounts.

Income (Loss) from Discontinued Operations

In fiscal 2003, the company recognized a net of tax loss from discontinued operations of $36 million, versus income from discontinued operations of $23 million in fiscal 2002. The year-over-year decline reflects a fiscal 2003 pre-tax charge of approximately $112 million ($69 million after-tax) related to lowering asset values in connection with the pending chicken business sale. Fiscal 2003 was also negatively impacted by a weaker performance from the chicken business. For most of fiscal 2003, the chicken markets were very difficult and fresh chicken prices remained low. The company believes those prices were partly due to large supplies of chicken and other proteins, a situation made worse by weak exports of chicken to Russia due to that country's policy changes regarding imports. This weakness in the chicken business was partially offset by significantly improved results at UAP North America, due to better customer and product mix, lower bad debt expense and reduced administrative and other operating costs as a result of cost management initiatives.

Income Taxes and Net Income

The effective tax rate of 34% for fiscal 2003 was below the 38% effective tax rate in fiscal 2002 largely due to ceasing amortization of goodwill and other intangible assets as a result of the adoption of SFAS No. 142 and the favorable tax impact of the canned seafood divestiture. Net income was $775 million, or $1.46 per diluted share, compared to $783 million, or $1.47 per diluted share, in fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Capital

The company's primary financing objective is to maintain a conservative balance sheet that provides the flexibility to pursue its growth objectives. The company has historically used short-term debt and its accounts receivable securitization program to finance increases in its trade working capital (accounts receivable plus inventory, less accounts payable, accrued expenses and advances on sales) needs and a combination of equity and long-term debt to finance both its base trade working capital needs and its noncurrent assets.

Commercial paper borrowings (usually less than 30 days maturity) are reflected in the company's consolidated balance sheets within notes payable. The company maintains back-up bank lines of credit at least equal to outstanding commercial paper borrowings. The company has never used these back-up lines of credit. The company is in compliance with the credit agreements' financial covenants. Management believes the company will maintain its current debt credit rating for the foreseeable future, thus allowing the company's continued issuance of commercial paper. If the company were unable to access the short-term commercial paper market, the company would use its bank revolving credit facility to provide liquidity.

The company has in place a $1.05 billion revolving credit facility (expiring in May 2007) with major domestic and international banks. The interest rates for the revolving credit facilities are generally .30 to .35 percentage points higher than the interest rates for commercial paper. The company had availability of $400 million under its accounts receivable securitization program at fiscal year end 2004. Under this program, accounts receivable are sold without recourse at a discount, and this cost is included in selling, general and administrative expenses. Because these accounts receivable are sold without recourse to unrelated third parties, accounts receivable balances sold are excluded from the company's consolidated financial statements. As of the end of fiscal 2004, the company had no outstanding accounts receivable sold, while accounts receivable sold totaled $556 million (including amounts from discontinued operations) as of the end of fiscal 2003.

The company's overall level of interest-bearing debt totaled $5.7 billion at the end of fiscal 2004, compared to $5.9 billion as of the end of fiscal 2003. During fiscal 2004, the company repaid $515 million of debt. This was largely offset by the increase in long-term debt resulting from the company's adoption of FASB Interpretation ("FIN") No. 46R, *Consolidation of Variable Interest Entities,* which required the consolidation of certain variable interest entities from which the company leases buildings and transportation equipment. This also required the deconsolidation of ConAgra Capital L.C., an indirectly controlled subsidiary of the company which had previously issued mandatorily redeemable preferred securities and entered into loan agreements with the company having similar terms as the preferred securities. The adoption of FIN No. 46R resulted in the addition of $419 million of long-term debt and $25 million of minority interest and the reduction of $175 million of preferred securities of subsidiary company to the company's balance sheet. As of the end of both fiscal 2004 and 2003, the company's senior debt ratings were BBB+ (Fitch), Baa1 (Moody's) and BBB+ (Standard & Poor's), all investment grade ratings.

The company also has a shelf registration under which it could issue from time to time up to $4 billion in debt securities.

Over the last two fiscal years, the company has divested its major commodity operations, such as fresh beef and pork, cheese processing, canned seafood, chicken processing and agricultural chemical distribution. The company received debt and equity interests as part of the proceeds for certain of those businesses. The company expects to sell or otherwise monetize those items in the future, subject to contractual conditions. As of fiscal year end 2004, the company has the following investments and other interests related to these transactions:

- approximately $315 million of net assets of the cattle feeding venture,
- approximately $150 million of subordinated notes receivable plus accrued interest from the fresh beef and pork venture,
- approximately $150 million of equity interest in the fresh beef and pork venture,
- approximately $34 million of UAP preferred securities, and
- approximately 25.4 million shares of Pilgrim's Pride Corporation (valued at $246 million at the time of the transaction with a total carrying value of $392 million at the end of fiscal 2004).

The Pilgrim's Pride Corporation shares are contractually restricted such that the company cannot sell any portion of the shares for one year from the date of the chicken business divestiture and can sell no more than 8.47 million shares in any twelve-month period, unless such restrictions are waived by Pilgrim's Pride. As of fiscal year end 2004, 8.47 million shares are classified as "available for sale" as these shares may be sold by the company within twelve months. The available-for-sale shares are stated at fair value based on quoted market prices with unrealized gains of $146 million included in accumulated other comprehensive income, net of tax. The remaining 16.93 million shares are accounted for at cost.

Cash Flows

In fiscal 2004, the company used $40 million of cash, which was the net impact of $750 million generated from operations, $716 million generated from investing activities, $1.3 billion used in financing activities and $181 million used in the company's discontinued operations.

Cash generated from operating activities of continuing operations totaled $750 million for fiscal 2004 as compared to $916 million generated in fiscal 2003. The decreased cash flow was primarily due to a decrease of $470 million in amounts sold under the accounts receivable securitization program, partially offset by the fiscal 2003 contributions to the company's pension plans of $233 million. Cash flow from operating activities is one of the company's primary sources of liquidity.

Cash generated from investing activities totaled $716 million for fiscal 2004, versus cash generated from investing activities of $599 million in fiscal 2003. Investing activities for fiscal 2004 consisted primarily of proceeds of approximately $1.0 billion from the divestitures of the chicken business, UAP North America and the Spanish feed business, partially offset by capital expenditures of $352 million.

Cash used in financing activities totaled $1.3 billion in fiscal 2004, as compared to cash used of $699 million in fiscal 2003. During fiscal 2004, the company repaid debt of $515 million, paid dividends of $537 million and repurchased 15.3 million shares of its outstanding common stock for $419 million. During fiscal 2003, the company repaid debt of $222 million and paid dividends of $509 million.

The company estimates its capital expenditures in fiscal 2005 will be approximately $475 million, reflecting increased investment in information systems and the logistics network. Management believes that existing cash balances, cash flows from operations, existing credit facilities and access to capital markets will provide sufficient liquidity to meet its working capital needs, planned capital expenditures, additional share repurchases and payment of anticipated quarterly dividends.

OFF-BALANCE SHEET ARRANGEMENTS

The company uses off-balance sheet arrangements (e.g., operating leases) where the economics and sound business principles warrant their use. The company periodically enters into guarantees and other similar arrangements as part of transactions in the ordinary course of business. These are described further in "Obligations and Commitments" below.

The company has used off-balance sheet arrangements in connection with the securitization and sale of trade receivables generated in the ordinary course of business. As of May 30, 2004, the company had agreements to sell interests in pools of receivables in an amount not to exceed $400 million at any one time. As of the end of fiscal 2004, the company had no outstanding accounts receivable sold, whereas accounts receivable sold totaled $556 million as of the end of fiscal 2003.

As a result of adopting FIN No. 46R, the company has consolidated the assets and liabilities of several entities from which it leases property, plant and equipment. The company has also deconsolidated ConAgra Capital, L.C., an indirectly controlled subsidiary of the company. Due to the adoption of FIN No. 46R, the company recorded an increase to property, plant and equipment of $221 million, an increase to long-term debt of $419 million, an increase to other assets of $46 million, an increase to other noncurrent liabilities of $25 million and a decrease in preferred securities of subsidiary company of $175 million. The company has no other material obligations arising out of variable interests with unconsolidated entities.

OBLIGATIONS AND COMMITMENTS

As part of its ongoing operations, the company enters into arrangements that obligate the company to make future payments under contracts such as lease agreements, debt agreements and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as "take-or-pay" contracts). The unconditional purchase obligation arrangements are entered into by the company in its normal course of business in order to ensure adequate levels of sourced product are available to the company. Of these items, capital lease and debt obligations, which total $5.7 billion, are currently recognized as liabilities in the company's consolidated balance sheet. Operating lease obligations and unconditional purchase obligations, which total $884 million, are not recognized as liabilities in the company's consolidated balance sheet in accordance with generally accepted accounting principles. Payments in excess of debt service requirements to be made to variable interest entities, which have been consolidated under the requirements of FIN No. 46R, are included in operating lease obligations.

A summary of the company's contractual obligations at the end of fiscal 2004 is as follows (including obligations of discontinued operations):

(in millions)	PAYMENTS DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Long-Term Debt	$5,671.9	$382.4	$1,235.5	$ 36.5	$4,017.5
Lease Obligations	560.0	90.4	146.7	137.9	185.0
Purchase Obligations	323.8	125.0	102.9	48.7	47.2
Total	$6,555.7	$597.8	$1,485.1	$223.1	$4,249.7

The company's total obligations of approximately $6.6 billion reflect a decrease of approximately $439 million from the company's 2003 fiscal year end. The decrease was primarily a result of the repayment of certain long-term debt during fiscal 2004, partially offset by the addition of $419 million of debt associated with the adoption of FIN No. 46R.

As part of its ongoing operations, the company also enters into arrangements that obligate the company to make future cash payments only upon the occurrence of a future event (e.g., guarantee debt or lease payments of a third party should the third party be unable to perform). In accordance with generally accepted accounting principles, the following commercial commitments are not recognized as liabilities in the company's consolidated balance sheet. A summary of the company's commitments, including commitments associated with equity method investments, as of the end of fiscal 2004, is as follows (including obligations of discontinued operations):

(in millions)	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
OTHER COMMERCIAL COMMITMENTS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Guarantees	$68.7	$ 7.9	$15.2	$20.0	$25.6
Other Commitments	6.2	2.2	4.0	—	—
Total	$74.9	$10.1	$19.2	$20.0	$25.6

The company's total commitments of approximately $75 million include approximately $46 million in guarantees and other commitments the company has made on behalf of the company's fresh beef and pork joint venture.

As part of the fresh beef and pork transaction, the company assigned a hog purchase contract to the new joint venture and the venture has indemnified the company for all liabilities under the contract. The company has guaranteed the performance of the fresh beef and pork joint venture with respect to the hog purchase contract. The hog purchase contract requires the fresh beef and pork joint venture to purchase a minimum of approximately 1.2 million hogs annually through 2014.

The contract stipulates minimum price commitments, based in part on market prices and in certain circumstances, also includes price adjustments based on certain inputs.

TRADING ACTIVITIES

The company accounts for certain contracts (e.g., "physical" commodity purchase/sale contracts and derivative contracts) at fair value. The company considers a portion of these contracts to be its "trading" activities; specifically, those contracts that do not qualify for hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related amendment, SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* (collectively "SFAS No. 133"). The table below summarizes the changes in trading assets and liabilities for fiscal 2004:

(in millions)	
Net asset outstanding as of May 25, 2003, at fair value	$ 37.4
Contracts settled during the period[1]	12.8
Changes in fair value of contracts outstanding as of May 30, 2004[2]	(23.6)
Changes attributable to changes in valuation techniques and assumptions	—
Net asset outstanding as of May 30, 2004, at fair value	$ 26.6

[1] Includes contracts outstanding at May 25, 2003 and contracts entered into and settled during fiscal 2004.
[2] Includes option premiums paid and received.

The following table represents the fair value and scheduled maturity dates of contracts outstanding as of May 30, 2004:

(in millions)	FAIR VALUE OF CONTRACTS AS OF MAY 30, 2004 NET ASSET / (LIABILITY)		
SOURCE OF FAIR VALUE	MATURITY LESS THAN 1 YEAR	MATURITY 1–3 YEARS	TOTAL FAIR VALUE
Prices actively quoted (i.e., exchange-traded contracts)	$ 29.0	$ 1.0	$ 30.0
Prices provided by other external sources (i.e., non-exchange-traded contracts)	(3.2)	(0.2)	(3.4)
Prices based on other valuation models (i.e., non-exchange-traded contracts)	—	—	—
Total fair value	$ 25.8	$ 0.8	$ 26.6

In order to minimize the risk of loss associated with non-exchange-traded transactions with counterparties, the company utilizes established credit limits and performs ongoing counterparty credit evaluations.

The above tables exclude commodity-based contracts entered into in the normal course of business, including "physical" contracts to buy or sell commodities at agreed-upon fixed prices, as well as derivative contracts (e.g., futures and options) used primarily to hedge an existing asset or liability (e.g., inventory) or an anticipated transaction (e.g., purchase of inventory). The use of such contracts is not considered by the company to be "trading" activities as these contracts are considered either normal purchase and sale contracts or hedging contracts.

CRITICAL ACCOUNTING ESTIMATES

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the company's historical experiences combined with management's understanding of current facts and circumstances. Certain of the company's accounting estimates are considered critical as they are both important to the portrayal of the company's financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting estimates considered critical by management of the company.

The company's Audit Committee has reviewed the development, selection and disclosure of the critical accounting estimates.

Marketing Costs—The company incurs certain costs to promote its products through marketing programs which include advertising, retailer incentives and consumer incentives. The company expenses each of these types of marketing costs in accordance with applicable authoritative accounting literature. The judgment required in determining when marketing costs are incurred can be significant. For volume-based incentives provided to retailers, management must continually assess the likelihood of the retailer achieving the specified targets. Similarly, for consumer coupons, management must estimate the level at which coupons will be redeemed by consumers in the future. Estimates made by management in accounting for marketing costs are based primarily on the company's historical experience with marketing programs with consideration given to current circumstances and industry trends. As these factors change, management's estimates could change and the company could recognize different amounts of marketing costs over different periods of time.

Income Taxes—The company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* The company recognizes current tax liabilities and assets based on an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the company transacts business. As part of the determination of its current tax liability, management exercises considerable judgment in evaluating positions taken by the company in its tax returns. The company has established reserves for probable tax exposures. These reserves, included in current tax liabilities, represent the company's estimate of amounts expected to be paid, which the company adjusts over time as more information regarding tax audits becomes available.

The company also recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences (e.g., book depreciation versus tax depreciation, tax loss carryforwards, etc.). If appropriate, the company recognizes valuation allowances to reduce such deferred tax assets to amounts that are more likely than not to be ultimately realized.

The calculation of current and deferred tax assets (including valuation allowances) and liabilities requires management to apply significant judgment related to the application of complex tax laws, changes in tax laws or related interpretations, uncertainties related to the outcomes of tax audits and changes in the company's operations or other facts and circumstances. Further, management must continually monitor changes in these factors. Changes in such factors may result in changes to management estimates and could require the company to adjust its tax assets and liabilities and record additional income tax expense or benefits.

Environmental Liabilities—Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Management works with independent third-party specialists in order to effectively assess the company's environmental liabilities. Management estimates the company's environmental liabilities based on evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of the company and other potentially responsible parties and its experience in remediating sites. Environmental liability estimates may be affected by changing governmental or other external determinations of what constitutes an environmental liability or an acceptable level of cleanup. Management's estimate as to its potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. Insurance companies and other indemnitors are notified of any potential claims and periodically updated as to the general status of known claims. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. To the extent that there are changes in the evaluation factors identified above, management's estimate of environmental liabilities may also change.

Employment-Related Benefits—The company incurs certain employment-related expenses associated with pensions, postretirement health care benefits and workers' compensation. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to measure the present value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates, anticipated health care costs and employee accidents incurred but not yet reported to the company. The estimates used by management are based on the company's historical experience as well as current facts and circumstances. The company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the company recognizing different amounts of expense over different periods of time.

Impairment of Long-Lived Assets (including property, plant and equipment), Goodwill and Identifiable Intangible Assets—In accordance with applicable accounting literature, the company reduces the carrying amounts of long-lived assets, goodwill and identifiable intangible assets to their fair values when the fair value of such assets is determined to be less than their carrying amounts (i.e., assets are deemed to be impaired). Fair value is typically estimated using a discounted cash flow analysis, which requires the company to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the company in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets.

RELATED PARTY TRANSACTIONS

ConAgra Foods enters into many lease agreements for land, buildings and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates. A director of ConAgra Foods is a beneficial owner, officer and director of Opus Corporation. The agreements relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus Corporation and its affiliates, some of which contain various termination rights and purchase options. Leases effective in fiscal 2004 required annual lease payments by ConAgra Foods of $21 million. As a result of adopting FIN No. 46R, the company has consolidated certain of the Opus affiliates from which it leases property, plant and equipment. These leases were previously accounted for as operating leases. Opus Corporation or its affiliates were paid $41 million for construction work during fiscal 2004 on properties leased by ConAgra Foods from third parties. Opus Corporation had revenues in excess of $1 billion in 2003.

MARKET RISK

The principal market risks affecting the company are exposures to price fluctuations of commodity and energy inputs, interest rates and foreign currencies. These fluctuations impact raw material costs of all reporting segments, as well as the company's trading activities.

Commodities—The company purchases commodity inputs such as wheat, corn, oats, soybean meal, soybean oil, meat, dairy products, sugar, energy and packaging materials, to be used in its operations. These commodities are subject to price fluctuations that may create gross margin risk. The company enters into commodity hedges to manage this price risk using physical forward contracts or derivative instruments. ConAgra Foods has policies governing the hedging instrument its businesses may use. These policies include limiting the dollar risk exposure for each of its businesses. The company also monitors the amount of associated counterparty credit risk for all non-exchange-traded transactions. In addition, the company purchases and sells certain commodities, such as wheat, corn, soybeans, soybean meal, soybean oil, oats and energy, in its trading operations. The company's trading activities are limited in terms of maximum dollar exposure, as measured by a dollar-at-risk methodology and monitored to ensure compliance.

The following table presents one measure of market risk exposure using sensitivity analysis. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. In practice, as markets move, the company actively manages its risk and adjusts hedging strategies as appropriate. Fair value was determined using quoted market prices and was based on the company's net derivative position by commodity at each quarter-end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument.

Effect of 10% Change in Market Prices:

(in millions)	2004	2003
Processing Activities		
Grains/Food		
High	$18.3	$38.2
Low	2.1	25.2
Average	11.3	32.8
Meats		
High	1.0	17.1
Low	—	0.1
Average	0.6	5.9
Energy		
High	9.7	14.3
Low	—	8.7
Average	3.9	11.8
Trading Activities		
Grains		
High	35.7	21.7
Low	21.0	9.9
Average	28.9	16.2
Meats		
High	3.0	6.2
Low	1.5	2.1
Average	2.2	4.1
Energy		
High	7.5	13.4
Low	—	—
Average	1.9	6.6

Interest Rates—The company primarily uses interest rate swaps to manage the effect of interest rate changes on a portion of its existing debt and forecasted debt balances. The company enters into such interest rate swaps to take advantage of historically low short-term rates, while continuing to maintain long-term financing. As of May 25, 2003, the fair value of the interest rate swap agreements recognized in prepaid expenses and other current assets was approximately $220 million, while the fair value of interest rate swap agreements recognized in other accrued liabilities was approximately $52 million. All of the company's interest rate swaps were liquidated in the second quarter of fiscal 2004 (see note 17 to the consolidated financial statements).

As of May 30, 2004 and May 25, 2003, the fair value of the company's fixed rate debt was estimated at $6.2 billion and $6.3 billion, respectively, based on current market rates primarily provided by outside investment advisors. As of May 30, 2004 and May 25, 2003, a one percentage point increase in interest rates would decrease the fair value of the company's fixed rate debt by approximately $336 million and $428 million, respectively, while a one percentage point decrease in interest rates would increase the fair value of the company's fixed rate debt by approximately $387 million and $490 million, respectively. With respect to floating rate debt, a one percentage point change in interest rates would have impacted net interest expense by approximately $1 million and $11 million in fiscal 2004 and 2003, respectively.

Foreign Operations—In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of its processing and trading operations. This activity primarily relates to hedging against foreign currency risk in purchasing inventory, capital equipment, sales of finished goods and future settlement of foreign denominated assets and liabilities.

The following table presents one measure of market risk exposure using sensitivity analysis for the company's processing and trading operations. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in exchange rates. Actual changes in exchange rates may differ from hypothetical changes. Fair value was determined using quoted exchange rates and was based on the company's net foreign currency position at each quarter-end during the fiscal year. The market risk exposure analysis excludes the underlying foreign denominated transactions that are being hedged. The currencies hedged have a high inverse correlation to exchange rate changes of the foreign currency derivative instrument.

Effect of 10% Change in Exchange Rates:

(in millions)	2004	2003
Processing Businesses		
High	$16.1	$26.8
Low	10.2	8.8
Average	13.8	18.1
Trading Businesses		
High	$13.2	$ 3.4
Low	3.8	0.6
Average	8.7	1.5

FORWARD-LOOKING STATEMENTS

This report, including Management's Discussion & Analysis, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current views and assumptions of future events and financial performance and are subject to uncertainty and changes in circumstances. Readers of this report should understand that these statements are not guarantees of performance or results. Many factors could affect the company's actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements. These factors include, among other things, future economic circumstances, industry conditions, company performance and financial results, availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital, actions of governments and regulatory factors affecting the company's businesses and other risks described in the company's reports filed with the Securities and Exchange Commission. The company cautions readers not to place undue reliance on any forward-looking statements included in this report which speak only as of the date of this report.

CONSOLIDATED STATEMENTS OF EARNINGS

ConAgra Foods, Inc. and Subsidiaries

Dollars in millions except per share amounts	FOR THE FISCAL YEARS ENDED MAY 2004	2003	2002
Net sales	$14,522.1	$16,939.1	$22,335.5
Costs and expenses:			
Cost of goods sold	11,326.1	13,569.9	18,775.0
Selling, general and administrative expenses	1,813.3	1,909.0	1,972.0
Interest expense, net	274.9	274.7	393.6
	13,414.3	15,753.6	21,140.6
Equity method investment earnings	43.5	37.1	27.7
Income from continuing operations before income taxes and cumulative effect of changes in accounting	1,151.3	1,222.6	1,222.6
Income tax expense	355.3	415.6	460.2
Income from continuing operations before cumulative effect of changes in accounting	796.0	807.0	762.4
Income (loss) from discontinued operations, net of tax	96.9	(36.1)	22.6
Cumulative effect of changes in accounting, net of tax	(13.1)	3.9	(2.0)
Net income	$ 879.8	$ 774.8	$ 783.0
Earnings per share – basic			
Income from continuing operations before cumulative effect of changes in accounting	$ 1.51	$ 1.53	$ 1.45
Income (loss) from discontinued operations	0.18	(0.07)	0.03
Cumulative effect of changes in accounting	(0.02)	0.01	—
Net income	$ 1.67	$ 1.47	$ 1.48
Earnings per share – diluted			
Income from continuing operations before cumulative effect of changes in accounting	$ 1.50	$ 1.52	$ 1.44
Income (loss) from discontinued operations	0.18	(0.07)	0.03
Cumulative effect of changes in accounting	(0.02)	0.01	—
Net income	$ 1.66	$ 1.46	$ 1.47

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ConAgra Foods, Inc. and Subsidiaries

Dollars in millions	FOR THE FISCAL YEARS ENDED MAY 2004	2003	2002
Net income	$ 879.8	$ 774.8	$ 783.0
Other comprehensive income (loss), net of tax (except for currency translation adjustment):			
Cumulative effect of change in accounting	—	—	(24.6)
Net derivative adjustment	31.5	(2.1)	5.1
Unrealized gain on available-for-sale securities	90.5	—	—
Currency translation adjustment	44.6	60.1	3.0
Minimum pension liability	12.7	(64.9)	(15.3)
Comprehensive income	$ 1,059.1	$ 767.9	$ 751.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ConAgra Foods, Inc. and Subsidiaries

Dollars in millions	MAY 30, 2004	MAY 25, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 588.7	$ 628.6
Divestiture proceeds receivable	60.3	—
Receivables, less allowance for doubtful accounts of $26.5 and $33.1	1,324.1	800.9
Inventories	2,625.6	2,455.6
Prepaid expenses and other current assets	410.6	669.3
Current assets of discontinued operations	135.6	1,505.2
Total current assets	5,144.9	6,059.6
Property, plant and equipment		
Land and land improvements	161.3	165.0
Buildings, machinery and equipment	4,456.2	4,196.4
Furniture, fixtures, office equipment and other	691.2	582.7
Construction in progress	324.0	167.8
	5,632.7	5,111.9
Less accumulated depreciation	(2,752.7)	(2,433.6)
Property, plant and equipment, net	2,880.0	2,678.3
Goodwill	3,798.8	3,807.2
Brands, trademarks and other intangibles, net	826.9	824.3
Other assets	1,569.5	1,144.4
Noncurrent assets of discontinued operations	10.0	557.6
	$14,230.1	$15,071.4
Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable	$ 30.6	$ 1.6
Current installments of long-term debt	382.4	508.7
Accounts payable	940.8	788.1
Advances on sales	178.4	112.0
Accrued payroll	272.0	273.2
Other accrued liabilities	1,076.9	1,123.4
Current liabilities of discontinued operations	120.5	996.4
Total current liabilities	3,001.6	3,803.4
Senior long-term debt, excluding current installments	4,878.4	4,632.2
Subordinated debt	402.3	763.0
Preferred securities of subsidiary company	—	175.0
Other noncurrent liabilities	1,108.3	1,058.7
Noncurrent liabilities of discontinued operations	—	17.4
Total liabilities	9,390.6	10,449.7
Commitments and contingencies (notes 15 and 16)		
Common stockholders' equity		
Common stock of $5 par value, authorized 1,200,000,000 shares; issued 565,842,299 and 565,617,169	2,829.2	2,828.1
Additional paid-in capital	741.3	725.7
Retained earnings	2,394.4	2,080.5
Accumulated other comprehensive income (loss)	19.9	(159.4)
Less treasury stock, at cost, common shares 44,647,495 and 28,851,930	(1,123.8)	(686.4)
	4,861.0	4,788.5
Less unearned restricted stock and value of 1,062,793 and 7,428,088 common shares held in Employee Equity Fund	(21.5)	(166.8)
Total common stockholders' equity	4,839.5	4,621.7
	$14,230.1	$15,071.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

ConAgra Foods, Inc. and Subsidiaries

	FOR THE FISCAL YEARS ENDED MAY							
Columnar amounts in millions	COMMON SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	TREASURY STOCK	EEF STOCK AND OTHER	TOTAL
Balance at May 27, 2001	565.3	$2,826.7	$682.5	$1,534.8	$(120.7)	$ (672.9)	$(267.2)	$3,983.2
Stock option and incentive plans	0.2	0.8	26.7	.0.3		(3.9)	46.1	70.0
Fair market valuation of EEF shares			28.0				(28.0)	—
Currency translation adjustment					3.0			3.0
Cumulative effect of change in accounting					(24.6)			(24.6)
Net derivative adjustment					5.1			5.1
Minimum pension liability					(15.3)			(15.3)
Retirement of subsidiary preferred securities				(6.7)				(6.7)
Dividends declared on common stock; $0.930 per share				(489.5)				(489.5)
Net income				783.0				783.0
Balance at May 26, 2002	565.5	2,827.5	737.2	1,821.9	(152.5)	(676.8)	(249.1)	4,308.2
Stock option and incentive plans	0.1	0.6	26.7			(9.6)	44.1	61.8
Fair market valuation of EEF shares			(38.2)				38.2	—
Currency translation adjustment					60.1			60.1
Net derivative adjustment					(2.1)			(2.1)
Minimum pension liability					(64.9)			(64.9)
Dividends declared on common stock; $0.978 per share				(516.2)				(516.2)
Net income				774.8				774.8
Balance at May 25, 2003	565.6	2,828.1	725.7	2,080.5	(159.4)	(686.4)	(166.8)	4,621.7
Stock option and incentive plans	0.2	1.1	64.0			(18.8)	96.9	143.2
Fair market valuation of EEF shares			(48.4)				48.4	—
Currency translation adjustment					44.6			44.6
Repurchase of common shares						(418.6)		(418.6)
Loss recognized directly in retained earnings (see note 2)				(23.8)				(23.8)
Unrealized gain on securities					90.5			90.5
Net derivative adjustment					31.5			31.5
Minimum pension liability					12.7			12.7
Dividends declared on common stock; $1.028 per share				(542.1)				(542.1)
Net income				879.8				879.8
Balance at May 30, 2004	565.8	$2,829.2	$741.3	$2,394.4	$ 19.9	$(1,123.8)	$ (21.5)	$4,839.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ConAgra Foods, Inc. and Subsidiaries

	FOR THE FISCAL YEARS ENDED MAY		
Dollars in millions	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 879.8	$ 774.8	$ 783.0
Income (loss) from discontinued operations	96.9	(36.1)	22.6
Income from continuing operations	782.9	810.9	760.4
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:			
Depreciation and amortization	352.3	374.9	536.6
(Gain)/loss on sale of fixed assets and investments	(42.2)	34.0	1.7
Changes in amounts sold under the accounts receivable securitization, net	(470.0)	(135.5)	(53.1)
Cumulative effect of changes in accounting	13.1	(3.9)	2.0
Other items (includes pension and other postretirement benefits)	(16.3)	(73.8)	(14.3)
Change in operating assets and liabilities before effects of business acquisitions and dispositions:			
Accounts receivable	(83.3)	44.7	73.6
Inventory	(173.5)	(176.2)	499.1
Prepaid expenses and other current assets	212.9	60.6	(111.6)
Accounts payable	220.6	(162.7)	84.2
Accrued liabilities	(46.4)	142.8	59.2
Net cash flows from operating activities	750.1	915.8	1,837.8
Cash flows from investing activities:			
Additions to property, plant and equipment	(352.1)	(375.8)	(454.0)
Payment for business acquisitions	—	—	(110.0)
Sale of businesses and property, plant and equipment	1,025.6	826.0	17.5
Notes receivable and other items	42.9	149.2	31.4
Net cash flows from investing activities	716.4	599.4	(515.1)
Cash flows from financing activities:			
Net short-term borrowings	29.0	(0.7)	(2,631.0)
Proceeds from issuance of long-term debt	—	—	1,997.5
Repayment of long-term debt	(515.0)	(222.0)	(300.4)
Repurchase of ConAgra Foods common shares	(418.6)	—	—
Redemption of preferred securities of subsidiary	—	—	(350.0)
Cash dividends paid	(536.7)	(509.2)	(482.9)
Proceeds from exercise of employee stock options	118.0	32.0	79.6
Other items	(2.2)	1.4	(30.7)
Net cash flows from financing activities	(1,325.5)	(698.5)	(1,717.9)
Net cash from discontinued operations	(180.9)	(346.0)	355.0
Net change in cash and cash equivalents	(39.9)	470.7	(40.2)
Cash and cash equivalents at beginning of period	628.6	157.9	198.1
Cash and cash equivalents at end of period	$ 588.7	$ 628.6	$ 157.9

The accompanying notes are an integral part of the consolidated financial statements.

Fiscal years ended May 30, 2004, May 25, 2003 and May 26, 2002
Columnar Amounts in Millions Except Per Share Amounts

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year—The fiscal year of ConAgra Foods, Inc. ("ConAgra Foods" or the "company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of a 53-week period for fiscal year 2004 and 52-week periods for fiscal years 2003 and 2002.

Basis of Consolidation—The consolidated financial statements include the accounts of ConAgra Foods and all majority-owned subsidiaries. In addition, the accounts of all variable interest entities in which the company is determined to be the primary beneficiary are included in the company's consolidated financial statements from the date such determination is made. All significant intercompany investments, accounts and transactions have been eliminated.

Investments in Unconsolidated Subsidiaries—The investments in and the operating results of 50%-or-less-owned entities not required to be consolidated are included in the financial statements on the basis of the equity method of accounting or the cost method of accounting, depending on specific facts and circumstances.

Inventories—The company principally uses the lower of cost (determined using the first-in, first-out method) or market for valuing inventories not hedged. Grain, flour and major feed ingredient inventories are hedged to the extent practicable and are principally stated at market, including adjustment to market of open contracts for purchases and sales.

Property, Plant and Equipment—Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Land Improvements	1 – 40 years
Buildings	15 – 40 years
Machinery and equipment	3 – 20 years
Furniture, fixtures, office equipment and other	5 – 15 years

The company reviews property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset "held-for-use" is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset's carrying amount is reduced to its fair value. An asset "held-for-sale" is reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Identifiable Intangible Assets—Goodwill and other identifiable intangible assets with indefinite lives (e.g., brands or trademarks) are not amortized and are tested annually for impairment of value. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset's carrying amount is reduced to its fair value. The company's annual impairment testing is performed during the fourth quarter using a discounted cash flow methodology.

Identifiable intangible assets with definite lives (e.g., licensing arrangements with contractual lives or customer lists) are amortized over their estimated useful lives and tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset is written down to its fair value.

Derivative Instruments—The company uses derivatives (e.g., futures and options) for the purpose of hedging exposure to changes in commodity prices, interest rates and foreign currency exchange rates. The fair value of each derivative is recognized in the balance sheet within current assets or current liabilities. For derivatives that do not qualify for hedge accounting, changes in the fair value of the derivatives are recognized immediately in the statement of earnings. For derivatives designated as a hedge of an existing asset or liability (e.g., inventory), both the derivative and hedged item are recognized at fair value within the balance sheet with the changes in both of these fair values being recognized immediately in the statement of earnings. For derivatives designated as a hedge of an anticipated transaction (e.g., future purchase of inventory), changes in the fair value of the derivatives are deferred in the balance sheet within accumulated other comprehensive income to the extent the hedge is effective in mitigating the exposure to the related anticipated transaction. Any ineffectiveness associated with the hedge is recognized immediately in the statement of earnings. Amounts deferred within accumulated other comprehensive income are recognized in the statement of earnings in the same period during which the hedged transaction affects earnings (e.g., when hedged inventory is sold).

Fair Values of Financial Instruments—Unless otherwise specified, the company believes the carrying value of financial instruments approximates their fair value.

Asset Retirement Obligations and Environmental Liabilities—The company records liabilities for the costs the company is legally obligated to incur in order to retire a long-lived asset at some point in the future. The fair values of these obligations are recorded as liabilities on a discounted basis, and the cost associated with these liabilities is capitalized as part of the carrying amount of the related assets. Over time, the liability will increase, reflecting the accretion of the obligation from its present value to the amount the company will pay to extinguish the liability and the capitalized asset retirement costs will be depreciated over the useful lives of the related assets.

Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Such liabilities are adjusted as new information develops or circumstances change. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable.

Employment-Related Benefits—Employment-related benefits associated with pensions, postretirement health care benefits and workers' compensation are expensed as such benefits are earned by applicable employees. The recognition of expense is impacted by estimates made by management, such as discount rates used to value certain liabilities, future health costs and employee accidents incurred but not yet reported. The company uses third-party specialists to assist management in appropriately measuring the expense associated with employment-related benefits.

Revenue Recognition—Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances and product returns.

Net Sales — Gross profits earned from commodity trading activities, which are included in net sales, total $166.6 million, $194.9 million and $161.4 million for fiscal 2004, 2003 and 2002, respectively.

Sales and cost of goods sold, if reported on a gross basis for these activities, would be increased by $14.0 billion, $14.3 billion and $10.5 billion for fiscal 2004, 2003 and 2002, respectively.

Marketing Costs—The company incurs various types of marketing costs in order to promote its products, including retailer incentives and consumer incentives. The company expenses each of these types of marketing costs as incurred. In addition, the company incurs advertising costs, which are expensed in the year incurred.

Stock-Based Compensation—The company has stockholder approved stock option plans which provide for granting of options to employees for purchase of common stock at prices equal to the fair value at the time of grant. The company accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees.* Accordingly, no stock-based compensation expense is reflected in net income for stock options granted, as options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The company issues stock under various stock-based compensation arrangements approved by stockholders, including restricted stock, phantom stock and stock issued in lieu of cash bonuses. The value of restricted and phantom stock, equal to fair value at the time of grant, is amortized as compensation expense over the vesting period. Stock issued in lieu of cash bonuses is recognized as compensation expense as earned. In addition, the company grants restricted share equivalents. The restricted share equivalents are credited with appreciation or depreciation in the company's stock during the restriction period and will be settled in cash when the restriction period ends. The company amortizes the expense associated with the restricted share equivalents over the period of restriction.

The following table illustrates the required pro forma effect on net income and earnings per share assuming the company had followed the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* for all outstanding and unvested stock options and other stock-based compensation for the years ended May 30, 2004, May 25, 2003 and May 26, 2002.

	2004	2003	2002
Net income, as reported	$879.8	$774.8	$783.0
Add: Stock-based employee compensation included in reported net income, net of related tax effects	13.5	11.3	10.7
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(31.8)	(31.5)	(28.3)
Pro forma net income	$861.5	$754.6	$765.4
Earnings per share:			
Basic earnings per share — as reported	$ 1.67	$ 1.47	$ 1.48
Basic earnings per share — pro forma	$ 1.63	$ 1.43	$ 1.44
Diluted earnings per share — as reported	$ 1.66	$ 1.46	$ 1.47
Diluted earnings per share — pro forma	$ 1.63	$ 1.43	$ 1.44

The fair value of each option was estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used:

	2004	2003	2002
Dividend yield	4.0%	3.9%	3.9%
Expected volatility	27.9%	30.0%	29.0%
Risk-free interest rate	3.08%	4.30%	4.52%
Expected life of stock option	6 years	6 years	6 years

The weighted average fair value per option was $4.22, $5.88 and $5.08 for options granted during fiscal 2004, 2003 and 2002, respectively.

Income Taxes—The company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* The company recognizes current tax liabilities and assets based on an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the company transacts business. As part of the determination of its current tax liability, management exercises considerable judgment in evaluating positions taken by the company in its tax returns. The company has established reserves for probable tax exposures. These reserves, included in current tax liabilities, represent the company's estimate of amounts expected to be paid, which the company adjusts over time as more information regarding tax audits becomes available.

The company also recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences (e.g., book depreciation versus tax depreciation, tax loss carryforwards, etc.). If appropriate, the company recognizes valuation allowances to reduce such deferred tax assets to amounts that are more likely than not to be ultimately realized.

Comprehensive Income—Comprehensive income includes net income, currency translation adjustments, certain derivative-related activity, changes in the value of the company's available-for-sale investments and changes in the minimum pension liability. The company deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars. The company reclassified $7.1 million and $7.2 million of foreign currency translation losses to net income due to the disposal of foreign subsidiaries in fiscal 2004 and 2003, respectively. There were no reclassification adjustments to other comprehensive income in fiscal 2002.

The following is a rollforward of the balances in accumulated other comprehensive income, net of tax (except for currency translation adjustment):

	CURRENCY TRANSLATION ADJUSTMENT	NET DERIVATIVE ADJUSTMENT	UNREALIZED GAINS ON SECURITIES	MINIMUM PENSION LIABILITY	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)
Balance at May 27, 2001	$(120.7)	$ —	$ —	$ —	$(120.7)
Current-period change	3.0	(21.4)	—	(13.4)	(31.8)
Balance at May 26, 2002	(117.7)	(21.4)	—	(13.4)	(152.5)
Current-period change	60.1	(2.1)	—	(64.9)	(6.9)
Balance at May 25, 2003	(57.6)	(23.5)	—	(78.3)	(159.4)
Current-period change	44.6	31.5	90.5	12.7	179.3
Balance at May 30, 2004	$ (13.0)	$ 8.0	$ 90.5	$(65.6)	$ 19.9

The following details the income tax expense (benefit) on components of other comprehensive income (loss):

	2004	2003	2002
Cumulative effect of change in accounting	$ —	$ —	$ (15.1)
Net derivative adjustment	19.3	(1.3)	3.1
Unrealized gains on available-for-sale securities	55.4	—	—
Minimum pension liability	7.8	(39.8)	(9.4)

Use of Estimates—Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets, liabilities, revenues and expenses as reflected in the financial statements. Actual results could differ from these estimates.

Reclassifications—On May 26, 2004, the company completed the sale of its animal feed business located in Spain and Portugal ("Spanish feed business"). The company completed the sale of a related poultry business in Portugal ("Portuguese poultry business") in June 2004. Accordingly, the company removed the results of these businesses from the Food Ingredients reporting segment and now reflects the results of these businesses as discontinued operations for all periods presented.

On November 23, 2003, the company completed the sales of its chicken business and U.S. and Canadian crop inputs business ("UAP North America"). The company is in the process of disposing of the remaining businesses of its

Agricultural Products segment ("UAP International"). The company removed the chicken business results from the Meat Processing reporting segment and now reflects the chicken business results and the results of the entire Agricultural Products segment as discontinued operations for all periods presented.

On September 19, 2002 (during the company's fiscal 2003 second quarter), the company sold a controlling interest in its fresh beef and pork operations to a joint venture led by outside investors. As a result of this transaction, the company reports its share of the earnings associated with its minority ownership of the joint venture as equity method investment earnings. The results of the fresh beef and pork operations prior to the transaction continue to be reported in the Meat Processing reporting segment.

Certain other reclassifications have been made to prior year amounts to conform to current year classifications.

Accounting Changes—Effective in the fourth quarter of fiscal 2004, the company adopted SFAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits.* The revisions to SFAS No. 132 are intended to improve financial statement disclosures for defined benefit plans. In particular, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant quantitative and qualitative information. Refer to note 18 for further discussion of the company's pension and other postretirement benefits obligations.

Effective in the fourth quarter of fiscal 2004, the company adopted FASB Staff Position (FSP) No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the Act). The Act, which was signed into law in December 2003, introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-2 requires an employer to initially account for any subsidy received under the Act as an actuarial experience gain to the accumulated postretirement benefit obligation (APBO), which will be amortized over future service periods. Future subsidies will reduce service cost each year. Application of FSP No. 106-2 resulted in a reduction of the company's selling, general and administrative expenses of $2.1 million in the fourth quarter of fiscal 2004 (see note 18).

Effective February 22, 2004, the company adopted FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities, as revised December 2003* ("FIN No. 46R"). A variable interest entity ("VIE") is an entity whose equity investors do not have a controlling financial interest or do not have sufficient equity at risk to permit the entity to finance its own activities without additional subordinated financial support from other parties. FIN No. 46R provides that VIEs shall be consolidated by the entity deemed to be the primary beneficiary of the VIE. The primary beneficiary is the entity which has a variable interest that will absorb a majority of the VIE's expected losses, expected residual returns, or both.

As a result of adopting FIN No. 46R, the company has consolidated several entities from which it leases property, plant and equipment. Certain of these entities are trusts formed to hold transportation equipment which the company leases. These leases were previously accounted for as operating leases. Consolidation of these entities resulted in a cumulative effect of change in accounting that reduced net income by $1.4 million (net of taxes of $0.9 million). The company also recorded $106.3 million in senior long-term debt and $104.1 million in property, plant and equipment, net.

The company has also consolidated entities from which it leases various office buildings. The lessors of these buildings are various partnerships (the "partnerships"), the beneficial owners of which are Opus Corporation or its affiliates ("Opus"). A member of the company's board of directors is a beneficial owner, officer and director of Opus. The company has determined that it is the primary beneficiary of the partnerships. As a result of consolidating these entities, the company recorded $91.4 million in senior long-term debt, $116.6 million in property, plant and equipment, net and $25.2 million of minority interest in consolidated entities included in other noncurrent liabilities. Financing costs related to these office buildings were previously included in selling, general and administrative expenses. Effective with the adoption of FIN No. 46R, these financing costs are included in interest expense, net.

The company was also required to deconsolidate ConAgra Capital, L.C. ("ConAgra Capital"), an indirectly controlled subsidiary of the company. This entity had previously issued mandatorily redeemable preferred securities and entered into loan agreements with the company having similar terms as the preferred securities. Under the requirements of FIN No. 46R, the holders of the preferred securities are considered the primary beneficiaries of the entity. Accordingly, the company is no longer permitted to consolidate the entity. The effect of deconsolidating ConAgra Capital, is to reflect the amount of the loan between the company and ConAgra Capital, $221 million, as a component of senior long-term debt and the amount of the company's investment in ConAgra Capital, $46 million, as a component of other assets. The net expense associated with these securities is included in interest expense, net. Prior to deconsolidation, the company reflected the securities held by third parties, in the amount of $175 million, within preferred securities of subsidiary company.

The company did not restate any previously issued financial statements. If FIN No. 46R would have been in effect during the first three quarters of fiscal 2004 and fiscal years 2003 and 2002, net income for those periods would not have been materially different from that which was previously reported.

The company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, effective August 25, 2003. SFAS No. 150 establishes standards for classification and measurement in the balance sheets for certain financial instruments which possess characteristics of both a liability and equity. The adoption of SFAS No. 150 resulted in the classification of distributions on the securities of ConAgra Capital of approximately $2.2 million as interest expense for each of the second and third quarters of fiscal 2004. These distributions are included in selling, general and administrative expenses in the company's condensed consolidated statements of earnings in all prior periods presented.

Effective May 26, 2003, the company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*, which requires the company to recognize the fair value of a liability associated with the cost the company is legally obligated to incur in order to retire an asset at some point in the future. The associated asset retirement costs are capitalized as part of the carrying amount of the associated long-lived asset. Over time, the liability will increase, reflecting the accretion of the obligation from its present value to the amount the company will pay to extinguish the liability, and the capitalized asset retirement costs will be depreciated over the useful life of the related asset. Application of this new accounting standard resulted in a cumulative effect of a change in accounting that decreased net income by $11.7 million (net of taxes of $7.2 million), or $0.02 per diluted share in fiscal 2004. This also resulted in the company recognizing an asset retirement obligation of $22.4 million in other noncurrent liabilities and increasing property, plant and equipment, net by $3.5 million. The majority of the company's asset retirement obligations relate to various contractual obligations for restoration of leased assets at the end of lease terms. There have been no significant changes in the company's asset retirement obligations during fiscal 2004.

If SFAS No. 143 would have been in effect in fiscal years 2003 and 2002, net income for those periods would not have been materially different from that which was previously reported.

The company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, at the beginning of fiscal 2003. The company's adoption of SFAS No. 142 resulted in a cumulative effect of an accounting change that increased net income by $3.9 million, or $0.01 per diluted share for the fiscal year ended May 25, 2003. Amortization of goodwill and other identifiable intangible assets with indefinite lives was discontinued as of the adoption date.

The company's fiscal 2002 results of operations do not reflect the provisions of SFAS No. 142. Had the company adopted SFAS No. 142 as of the beginning of fiscal 2002, the net income and basic and diluted earnings per share would have been the adjusted amounts indicated below:

YEAR ENDED MAY 26, 2002	
Reported net income	$783.0
Add goodwill amortization, net of tax	97.7
Add brand/trademark amortization, net of tax	21.3
Adjusted net income	$902.0
Earnings per share — basic:	
Reported net income	$ 1.48
Add goodwill amortization, net of tax	0.18
Add brand/trademark amortization, net of tax	0.04
Adjusted net income	$ 1.70
Earnings per share — diluted:	
Reported net income	$ 1.47
Add goodwill amortization, net of tax	0.18
Add brand/trademark amortization, net of tax	0.04
Adjusted net income	$ 1.69

In fiscal 2002, the company adopted SFAS No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities,* and its related amendment, SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* (collectively "SFAS No. 133"). The adoption of SFAS No. 133 resulted in a cumulative effect of an accounting change that reduced net income by $2.0 million, and decreased accumulated other comprehensive income by $24.6 million, net of tax, in fiscal 2002. Other than such cumulative effect, the effect of the change on income before cumulative effect of changes in accounting for fiscal 2002 was not material.

2. DISCONTINUED OPERATIONS AND DIVESTITURES

Chicken Business Divestiture

On November 23, 2003, the company completed the sale of its chicken business to Pilgrim's Pride Corporation (the "chicken business divestiture"). The company has removed the results of operations, cash flows, assets and liabilities of the chicken business from the Meat Processing reporting segment and reflected the financial information as discontinued operations for all periods presented.

The company received $301 million of cash and 25.4 million shares of Pilgrim's Pride Class A common stock valued at $246.1 million at the date of the transaction for the chicken business. The common stock received is contractually restricted, such that the company cannot sell any portion of the shares for a period of one year from the date of the chicken business divestiture. After one year, up to 8.47 million shares may be sold. The remaining shares can be sold in future periods, but no more than 8.47 million shares may be sold in any twelve-month period. With the consent of Pilgrim's Pride Corporation, these trading restrictions may be waived. The fair value of the Pilgrim's Pride Class A common stock was based on an independent valuation as of the date of the transaction and was reflective of the common stock's trading restrictions. The common stock investment is included in the company's balance sheet within other assets. As of May 30, 2004, 8.47 million shares are classified as available-for-sale, as these shares may be sold by the company within twelve months. The available-for-sale shares are stated at fair value based on quoted market prices with unrealized gains of $145.9 million included in accumulated other comprehensive income, net of applicable taxes. The remaining 16.93 million shares are accounted for at cost (based on the valuation performed on the transaction date).

During the fourth quarter of fiscal 2003, the company recognized an impairment charge of $69.4 million (net of an income tax benefit of $42.6 million) to reduce the carrying amount of the chicken business' goodwill to zero and to reflect a reduction in the carrying values of long-lived assets of the chicken business to their fair value, less cost to sell. The final sales price of the chicken business was subject to a purchase price adjustment based on determination of the final net assets sold, which occurred in the first quarter of fiscal 2005. As part of settling the final purchase price adjustment, the company paid $34 million to Pilgrim's Pride. The company has recognized a loss of $11.7 million for this final settlement in fiscal 2004.

UAP North America Divestiture

On November 23, 2003, the company completed the sale of UAP North America to Apollo Management, L.P. ("Apollo"). The company is actively marketing the remaining businesses of its Agricultural Products segment ("UAP International") and believes such businesses will be disposed of during fiscal 2005. Accordingly, the company now reflects the results of the entire Agricultural Products segment as discontinued operations for all periods presented.

The company initially received $503 million of cash, $60 million of Series A redeemable preferred stock of UAP Holdings (the "UAP Preferred Securities") and $61 million in the form of a receivable from Apollo. As of the end of fiscal 2004, the company's consolidated balance sheet included a $60.3 million receivable. The company collected this balance subsequent to year end.

The UAP Preferred Securities contain a payment-in-kind dividend of 8% for the first five years, 9% for year six and 10% for years seven through nine. In January 2004, Apollo repurchased $26.1 million of the preferred securities for cash. The remaining UAP Preferred Securities must be redeemed by December 2012. The preferred securities may be redeemed earlier at UAP Holding's option, at the company's option in the event of a change of control, and are required to be redeemed upon Apollo's sale of its UAP Holdings' common stock. Any redemption would be subject to the terms of UAP Holdings' current material financing agreements. Based on an independent valuation, the fair value of the UAP Preferred Securities was estimated to approximate their face value. The UAP Preferred Securities investment is included in the company's balance sheet within other assets.

As a result of the UAP North America divestiture, the company recognized during fiscal 2004 a loss on disposition of businesses of $14.6 million and $43.8 million of income resulting from rebates UAP North America received from its suppliers subsequent to the divestiture date that relate to pre-divestiture operations. These amounts are included in the company's results from discontinued operations.

During the second quarter of fiscal 2004, the company wrote-down certain long-lived assets of UAP International by $9.7 million in order to reflect the value of these assets at their fair value, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

The company's UAP North America operations had a fiscal year end of February, while the company's consolidated year end is May. Historically, the results of UAP North America have been reflected in the company's consolidated results on a three-month "lag" (e.g., UAP North America's results for June through August are included in the company's consolidated results for the period September through November). Due to the disposition of UAP North America on November 23, 2003, UAP North America's results for the three months ending November 23, 2003, a net-of-tax loss of approximately $23.8 million, was recorded directly to retained earnings. If this business had not been divested, this net-of-tax loss would have been recognized in the company's fiscal 2004 consolidated statement of earnings. The comparable amount recorded in income (loss) from discontinued operations for the three-month period ended November 24, 2002 was a loss of $19.6 million.

Spanish Feed and Portuguese Divestiture

On May 26, 2004, the company completed the sale of its Spanish feed business to the Carlyle Group for cash proceeds of $82.6 million, resulting in a gain from disposal of businesses of $33.6 million. The company completed the sale of the Portuguese poultry business in the first quarter of fiscal 2005. Accordingly, the company removed the results of these businesses from the Food Ingredients reporting segment and now reflects the results of these businesses as discontinued operations for all periods presented. During the fourth quarter of fiscal 2004, the company wrote-down certain assets of the Portuguese poultry business by $17.2 million in order to reflect these assets at their fair value.

Summary results of operations of the Agricultural Products segment, the chicken business and the Spanish feed and Portuguese poultry businesses included within discontinued operations are as follows:

	2004	2003	2002
Net sales	$3,656.6	$5,260.6	$5,605.8
Long-lived asset impairment charge	(26.9)	(112.0)	—
Income from operations of discontinued operations before income taxes	140.7	53.8	39.1
Net gain from disposal of businesses	51.1	—	—
Income (loss) before income taxes	164.9	(58.2)	39.1
Income tax (expense) benefit	(68.0)	22.1	16.5
Income (loss) from discontinued operations, net of tax	$ 96.9	$ (36.1)	$ 22.6

The assets and liabilities of the Agricultural Products segment, the chicken business, the Spanish feed and Portuguese poultry businesses as of May 30, 2004 and May 25, 2003 are as follows:

	2004	2003
Receivables, less allowances for doubtful accounts	$ 81.6	$ 280.8
Inventories	48.4	1,028.7
Prepaid expenses and other current assets	5.6	195.7
Current assets of discontinued operations	$135.6	$1,505.2
Property, plant and equipment, net	$ 8.7	$ 504.6
Goodwill and other intangibles	—	38.4
Other assets	1.3	14.6
Noncurrent assets of discontinued operations	$ 10.0	$ 557.6
Notes payable	$ 23.2	$ 25.3
Accounts payable	82.2	551.0
Other accrued liabilities and advances on sales	15.1	420.1
Current liabilities of discontinued operations	$120.5	$ 996.4
Long-term debt	$ —	$ 17.0
Other noncurrent liabilities	—	0.4
Noncurrent liabilities of discontinued operations	$ —	$ 17.4

Fresh Beef & Pork Divestiture

On September 19, 2002, the company completed a transaction in which it sold a controlling interest in its fresh beef and pork operations to a joint venture led by Hicks, Muse, Tate & Furst Incorporated (the "fresh beef and pork divestiture"). Outside investors own 55% of the joint venture and the company owns the remaining 45%.

The fresh beef operations sold to the joint venture include a beef processing business as well as a cattle feeding business. The purchase price associated with the cattle feeding business was financed entirely by the company with cattle feeding-related notes receivable. Total cattle feeding-related notes receivable were approximately $315 million as of May 30, 2004, comprised of the joint venture's borrowings under a $350 million secured line of credit and a $30 million 8% secured promissory note issued by the joint venture. The cattle feeding-related notes receivable, which are collateralized by the cattle, feedlots and other assets of the cattle feeding business, mature in September 2004.

As part of the fresh beef and pork divestiture, the company purchased $150 million of 12.5% senior subordinated notes issued by a subsidiary of the joint venture, which effectively reduced the amount of cash received. The company sold $120 million of these notes in March 2003 and sold the remaining $30 million of notes during the second quarter of fiscal 2004. The company's statement of earnings was not materially impacted by the sale of the notes.

Due to the purchase price of the cattle feeding business being entirely financed by the company, the legal divestiture of the cattle feeding operation has not been recognized as a divestiture for accounting purposes. In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") Topic 5E, *Accounting for Divestiture of a Subsidiary or Other Business Operation*, the company has aggregated the assets and liabilities associated with the cattle feeding operation on its balance sheet (after elimination of the joint venture's cattle feeding notes payable against the company's cattle feeding notes receivable). The cattle feeding operation aggregate assets of $349.1 million and $390.4 million at May 30, 2004 and May 25, 2003, respectively, are presented in the company's balance sheet within other assets, while its aggregate liabilities have been aggregated and are presented within other noncurrent liabilities. This accounting treatment will be continued by the company until circumstances have changed sufficiently that it becomes appropriate to recognize the transaction as a divestiture for accounting purposes.

In the fourth quarter of fiscal 2003, the company sold its canned seafood operations for approximately $180 million. These operations had annual sales of approximately $500 million.

3. GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

Goodwill by reporting segment is as follows:

	2004	2003
Retail Products	$3,479.1	$3,477.9
Foodservice Products	285.1	288.7
Food Ingredients	34.6	40.6
Total	$3,798.8	$3,807.2

As a result of the fresh beef and pork divestiture (see note 2), goodwill associated with the fresh beef and pork operations (and included in the Meat Processing reporting segment) was reduced by $66.1 million in fiscal 2003.

Other identifiable intangible assets are as follows:

	2004		2003	
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION
Non-amortizing intangible assets	$798.1	$ —	$791.6	$ —
Amortizing intangible assets	38.7	9.9	38.8	6.1
Total	$836.8	$9.9	$830.4	$6.1

Non-amortizing intangible assets are primarily composed of the company's brands/trademarks. Amortizing intangible assets, carrying a weighted average life of approximately 14 years, are principally composed of licensing arrangements and customer lists. For fiscal years 2004, 2003 and 2002, the company recognized $3.8 million, $4.1 million and $37.0 million, respectively, of amortization expense. Based on amortizing assets recognized in the company's balance sheet as of May 30, 2004, amortization expense is estimated to be approximately $2 million for each of the next five years.

As a result of the fresh beef and pork divestiture and the canned seafood divestiture (see note 2), non-amortizing intangible assets were reduced by $51.9 million and amortizing intangible assets were reduced by $5.1 million in fiscal 2003.

4. EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of weighted average outstanding common shares. Diluted earnings per share is computed on the basis of basic weighted average outstanding common shares adjusted for the dilutive effect of stock options, restricted stock awards and other dilutive securities.

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:

	2004	2003	2002
Net Income:			
Income from continuing operations before cumulative effect of changes in accounting	$796.0	$807.0	$762.4
Income (loss) from discontinued operations	96.9	(36.1)	22.6
Cumulative effect of changes in accounting	(13.1)	3.9	(2.0)
Net income	879.8	774.8	783.0
Redemption of subsidiary preferred securities, net of tax	—	—	(6.7)
Income available to common shareholders	$879.8	$774.8	$776.3
Weighted Average Shares Outstanding:			
Basic weighted average shares outstanding	527.2	528.6	525.8
Add: Dilutive effect of stock options, restricted stock awards and other dilutive securities	3.5	2.1	2.2
Diluted weighted average shares outstanding	530.7	530.7	528.0

At the end of fiscal years 2004, 2003 and 2002, there were 12.2 million, 15.4 million and 7.4 million stock options outstanding, respectively, that were excluded from the computation of shares contingently issuable upon exercise of the stock options because exercise prices exceeded the annual average market value of common stock.

5. RECEIVABLES SECURITIZATION

At fiscal year end 2004, the company had agreements to sell interests in pools of receivables, in an amount not to exceed $400 million at any one time. Participation interests in new receivables may be sold as collections reduce previously sold participation interests. The participation interests are sold at a discount that is included in selling, general and administrative expenses in the consolidated statements of earnings. During fiscal 2004, the company sold interests in net new receivables approximating $620 million and used $1.09 billion of net additional collections to reduce the facilities from $470 million at fiscal year end 2003 to $0 at fiscal year end 2004.

6. OPERATIONAL EFFICIENCY INITIATIVES

As part of efforts to improve the company's cost structure, margins and competitive position, the company implemented a series of initiatives to better align and utilize the company's collective resources during fiscal 2004. The specific initiatives include:

- elimination of duplicative costs and overhead,
- consolidation of selected manufacturing plants and support functions,
- efforts to streamline and improve the company's ability to do business with company customers, distributors and brokers, and
- realignment of business organizations.

As a result of the above initiatives, the company is recognizing expenses associated with employee termination, accelerated depreciation on fixed assets, equipment/employee relocation, asset impairment and other related activities.

Detail of the company's fiscal 2004 expenses is as follows:

	RETAIL PRODUCTS		FOODSERVICE PRODUCTS		FOOD INGREDIENTS		CONSOLIDATED	
	COGS	SG&A	COGS	SG&A	COGS	SG&A	COGS	SG&A
Employee Termination	$ 4.4	$5.6	$ 0.5	$ 9.5	$0.9	$2.5	$ 5.8	$17.6
Accelerated Depreciation	15.0	—	3.8	—	—	—	18.8	—
Equipment/ Employee Relocation	0.4	—	1.0	3.0	—	—	1.4	3.0
Asset Impairment	—	—	—	—	—	3.0	—	3.0
Other	—	0.1	7.3	3.7	1.1	—	8.4	3.8
Total	$19.8	$5.7	$12.6	$16.2	$2.0	$5.5	$34.4	$27.4

The total fiscal 2004 employee termination expense of $23.4 million includes $16.0 million paid during fiscal 2004 and accrued expenses of $7.4 million.

During fiscal 2005, the company anticipates it will incur additional expenses associated with its cost saving initiatives of approximately $28 million.

7. INVENTORIES

The major classes of inventories are as follows:

	2004	2003
Raw materials and packaging	$1,157.0	$ 884.4
Work in progress	75.0	91.6
Finished goods	1,201.5	1,220.7
Supplies and other	192.1	258.9
	$2,625.6	$2,455.6

8. CREDIT FACILITIES AND BORROWINGS

At May 30, 2004, the company had credit lines from banks that totaled approximately $1.36 billion, including $1.05 billion of long-term revolving credit facilities maturing in May 2007 and short-term loan facilities approximating $314 million. Borrowings under the revolver agreements bear interest at or below prime rate and may be prepaid without penalty.

The company finances its short-term liquidity needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities were $121.1 million and $572.0 million for fiscal years 2004 and 2003, respectively. The highest period-end, short-term indebtedness during fiscal 2004 and 2003 was $295.0 million and $899.5 million, respectively, for short-term borrowings. The weighted average interest rate was 2.33% and 1.75% for fiscal 2004 and 2003, respectively.

9. SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

	2004	2003
Senior Debt		
8.25% senior debt due September 2030	$ 300.0	$ 300.0
7.0% senior debt due October 2028	400.0	400.0
6.7% senior debt due August 2027 (redeemable at option of holders in 2009)	300.0	300.0
7.125% senior debt due October 2026 (redeemable at option of holders in 2006)	400.0	400.0
7.875% senior debt due September 2010	750.0	750.0
9.875% senior debt due November 2005	100.0	100.0
7.5% senior debt due September 2005	600.0	600.0
9.87% to 9.95% senior notes due in various amounts through 2009	25.2	28.0
8.1% to 9.0% publicly issued medium-term notes due in various amounts through 2004	12.0	12.0
Floating rate senior debt	—	500.0
6.0% senior debt due September 2006	500.0	500.0
6.75% senior debt due September 2011	1,000.0	1,000.0
1.65% to 9.28% Industrial Development Revenue Bonds (collateralized by plant and equipment) due on various dates through 2019	13.5	13.0
5.55% to 10.07% lease financing obligations due on various dates through 2024	194.7	—
Notes securing preferred securities of a subsidiary company due June 2043	221.5	—
Miscellaneous unsecured	50.7	57.4
Total face value senior debt	4,867.6	4,960.4
Subordinated Debt		
9.75% subordinated debt due March 2021	400.0	400.0
7.4% subordinated debt due September 2004	300.0	300.0
7.375% subordinated debt due February 2005	50.0	50.0
Total face value subordinated debt	750.0	750.0
Total debt face value	5,617.6	5,710.4
Unamortized discounts/premiums	(10.3)	(11.7)
Hedged debt adjustment to fair value	55.8	205.2
Less current portion	(382.4)	(508.7)
Total long-term debt	$5,280.7	$5,395.2

Included in the above amount are notes securing preferred securities of a subsidiary company. Prior to fiscal 2004, the company did not classify these securities as long-term debt; however, in conjunction with the company's adoption of FIN No. 46R, the company now classifies these securities as long-term debt.

The securities were issued at a price of $25 per share and are non-voting (except in certain limited circumstances). These securities are fully and unconditionally guaranteed (as provided in the guarantee documents) by ConAgra Foods and, in certain limited circumstances, are exchangeable for debt securities of ConAgra Foods. ConAgra Capital (with ConAgra Foods' consent) may redeem these securitites, in whole or in part, at $25 per security plus accumulated and unpaid distributions to the date fixed for redemption.

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 30, 2004, are as follows:

2005	$382.4
2006	717.3
2007	518.2
2008	17.3
2009	19.2

The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the company to repay the debt if consolidated funded debt exceeds 65% of consolidated capital base or if fixed charges coverage is less than 1.75 to 1.0, as such terms are defined in applicable agreements. As of the end of fiscal 2004, the company's consolidated funded debt was approximately 53% of its consolidated capital base and the fixed charges ratio was approximately 3.8 to 1.0.

Net interest expense consists of:

	2004	2003	2002
Long-term debt	$335.1	$328.4	$356.4
Short-term debt	7.2	19.2	87.5
Interest income	(49.6)	(53.7)	(23.5)
Interest included in cost of goods sold	(13.4)	(15.3)	(20.8)
Interest capitalized	(4.4)	(3.9)	(6.0)
	$274.9	$274.7	$393.6

As noted in the above table, interest expense incurred to finance hedged inventories has been charged to cost of goods sold.

Net interest paid was $281.1 million, $289.6 million and $379.1 million in fiscal 2004, 2003 and 2002, respectively.

The carrying amount of long-term debt (including current installments) was $5.7 billion and $5.9 billion as of May 30, 2004 and May 25, 2003, respectively. Based on current market rates provided primarily by outside investment bankers, the fair value of this debt at May 30, 2004 and May 25, 2003 was estimated at $6.2 billion and $6.8 billion, respectively.

10. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of:

	2004	2003
Legal and environmental liabilities primarily associated with the company's acquisition of Beatrice Company (see note 16)	$ 132.2	$ 130.0
Postretirement health care and pensions	578.9	600.8
Deferred taxes	342.7	284.3
Liabilities of divested cattle feeding operations (see note 2)	34.8	59.7
Other	97.1	53.1
	1,185.7	1,127.9
Less current portion	(77.4)	(69.2)
	$1,108.3	$1,058.7

11. CAPITAL STOCK

The company has authorized shares of preferred stock as follows:

Class B—$50 par value; 150,000 shares
Class C—$100 par value; 250,000 shares
Class D—without par value; 1,100,000 shares
Class E—without par value; 16,550,000 shares

There were no preferred shares issued or outstanding as of May 30, 2004.

On December 4, 2003, the company announced a share repurchase program of up to $1 billion. During fiscal 2004, the company repurchased approximately 15.3 million shares at a total cost of $418.6 million.

12. EMPLOYEE EQUITY FUND

In fiscal 1993, the company established a $700 million Employee Equity Fund ("EEF"), a grantor trust, to pre-fund future stock-related obligations of the company's compensation and benefit plans. The EEF supports employee plans that use ConAgra Foods common stock.

For financial reporting purposes the EEF is consolidated with ConAgra Foods. The fair value of the shares held by the EEF is shown as a reduction to common stockholders' equity in the company's consolidated balance sheets. All dividends and interest transactions between the EEF and ConAgra Foods are eliminated. Differences between cost and fair value of shares held and/or released are included in consolidated addtional paid-in capital.

Following is a summary of shares held by the EEF:

	2004	2003
Shares held (in millions)	1.1	7.4
Cost—per share	$14.55	$14.55
Cost—total (in millions)	$ 15.5	$108.0
Fair value—per share	$28.12	$23.01
Fair value—total (in millions)	$ 29.9	$170.7

13. STOCK PLANS

Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock at prices equal to fair value at the time of grant. Options become exercisable under various vesting schedules (typically three to five years) and generally expire 10 years after the date of grant.

A summary of the outstanding and exercisable stock options during the three years ended May 30, 2004 is presented below:

(Shares in millions)	2004		2003		2002	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	35.2	$23.76	31.9	$22.97	28.8	$22.80
Granted	3.7	$21.90	7.5	$25.58	7.3	$22.04
Exercised	(5.8)	$20.47	(2.3)	$17.71	(2.3)	$16.23
Forfeited/Expired	(4.3)	$25.19	(1.9)	$24.82	(1.9)	$24.63
Outstanding at end of year	28.8	$23.98	35.2	$23.76	31.9	$22.97
Options exercisable at end of year	18.9	$24.46	21.1	$23.83	20.3	$23.49

The following table summarizes information about stock options outstanding as of May 30, 2004:

(Shares in millions)	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 4.87 – $20.75	3.9	4.5	$19.21	3.5	$19.12
$20.76 – $22.00	9.8	7.7	$21.63	4.3	$21.70
$22.01 – $25.36	6.4	5.7	$24.33	4.6	$24.02
$25.37 – $28.31	6.2	6.6	$26.69	4.1	$27.08
$28.32 – $36.81	2.5	3.7	$33.35	2.4	$33.48
$ 4.87 – $36.81	28.8	6.2	$23.98	18.9	$24.46

In accordance with stockholder-approved plans, the company grants stock under various stock-based compensation arrangements including restricted stock, phantom stock and stock issued in lieu of cash bonuses. Under each arrangement, stock is issued without direct cost to the employee. In addition, the company grants restricted share equivalents. The restricted share equivalents are credited with appreciation or depreciation in the company's stock during the restriction period and will be settled in cash when the restriction period ends. During fiscal 2004, 2003 and 2002, the company granted shares and share equivalents totaling 2.1 million, 1.1 million and 0.6 million, respectively, with a weighted average grant date value of $23.95, $25.15 and $20.94, respectively, under these arrangements. The compensation expense for the company's stock-based awards totaled $21.8 million, $18.2 million and $17.2 million for fiscal 2004, 2003 and 2002, respectively. At May 30, 2004, the amount of deferred stock-based compensation granted, but to be recognized over future periods, was estimated to be $52.9 million.

At May 30, 2004, approximately 15.3 million shares were reserved for granting additional options and restricted, phantom or bonus stock awards.

14. PRE-TAX INCOME AND INCOME TAXES

Income from continuing operations before income taxes and cumulative effect of changes in accounting consisted of the following:

	2004	2003	2002
United States	$1,089.8	$1,121.1	$1,109.3
Foreign	61.5	101.5	113.3
	$1,151.3	$1,222.6	$1,222.6

The provision for income taxes includes the following:

	2004	2003	2002
Current			
Federal	$ 121.4	$ 149.8	$ 242.3
State	45.2	29.8	29.3
Foreign	32.5	49.2	43.6
	199.1	228.8	315.2
Deferred			
Federal	143.9	169.0	131.9
State	12.3	17.8	13.1
	156.2	186.8	145.0
	$ 355.3	$ 415.6	$ 460.2

Income taxes computed by applying statutory rates to income from continuing operations before income taxes are reconciled to the provision for income taxes set forth in the consolidated statements of earnings as follows:

	2004	2003	2002
Computed U.S. federal income taxes	$403.0	$413.0	$418.5
State income taxes, net of U.S. federal tax benefit	37.4	34.9	27.6
Nondeductible amortization of goodwill and other intangibles	—	—	27.8
Export and jobs tax credits	(14.4)	(16.2)	(16.0)
Divestitures of businesses	20.7	(162.4)	—
Change in valuation allowance	(100.1)	144.9	—
Other	8.7	1.4	2.3
	$355.3	$415.6	$460.2

Income taxes paid were $315.8 million, $249.0 million and $310.4 million in fiscal 2004, 2003 and 2002, respectively.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consists of the following:

	2004		2003	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Depreciation and amortization	$ —	$551.4	$ —	$632.7
Pension and other postretirement benefits	183.5	—	209.0	—
Other noncurrent liabilities that will give rise to future tax deductions	151.8	—	190.1	—
Accrued expenses	83.2	—	89.6	—
Restructuring/ impairment charges	6.7	—	60.2	—
Impairment charge on chicken business	—	—	42.6	—
Unrealized appreciation on investments	—	55.5	—	—
Capital loss carryforwards	71.4	—	84.6	—
Foreign tax credit carryforwards	60.3	—	60.3	—
Other	33.3	45.9	104.7	62.3
	590.2	652.8	841.1	695.0
Less: Valuation allowance	(44.8)	—	(144.9)	—
Net deferred taxes	$545.4	$652.8	$696.2	$695.0

A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized. During fiscal 2003, the company generated capital loss carryforwards as a result of the fresh beef and pork divestiture. As of May 25, 2003, the company had provided a valuation allowance for the entire amount of the related deferred tax asset. During fiscal 2004, the company reduced its valuation allowance associated with these capital loss carryforwards when it was determined that sufficient capital gains would be generated to enable the company to realize the benefit of the deferred tax asset. This determination was based principally on the generation of capital gains from the company's termination of interest rate swap agreements and the disposition of UAP North America during fiscal 2004. The company also reduced the valuation allowance related to certain foreign tax credits generated in prior years, as the benefit of these foreign tax credits will be realized due to the sale of the Spanish feed business.

Also, in September 2003, the company reached an agreement with the Internal Revenue Service ("IRS") with respect to the IRS's examination of the company's tax returns for fiscal years 1996 through 1999. As a result of the favorable resolution of these matters, the company reduced income tax expense and the related provision for income taxes payable by $17 million during fiscal 2004. The IRS has closed examinations of the company's tax returns through fiscal 1999. Certain tax authorities have proposed adjustments for later years, some of which are being contested by the company. The company believes that it has made adequate provisions for income taxes payable.

15. COMMITMENTS

The company leases certain facilities and transportation equipment under agreements that expire at various dates. Rent expense under all operating leases for continuing operations was $183.9 million, $207.9 million and $226.5 million in fiscal 2004, 2003 and 2002, respectively. Rent expense under operating leases for discontinued operations was $36.4 million, $72.4 million and $80.8 million in fiscal 2004, 2003 and 2002, respectively.

A summary of noncancelable operating lease commitments for fiscal years following May 30, 2004, is as follows:

2005	$ 90.0
2006	79.3
2007	66.9
2008	85.5
2009	52.2
Later years	185.0
	$558.9

The company had performance bonds and other commitments and guarantees (primarily guarantees of leases entered into by certain of its equity method investees) outstanding at May 30, 2004, aggregating to $74.9 million.

ConAgra Foods enters into many lease agreements for land, buildings and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates. A director of ConAgra Foods is a beneficial owner, officer and director of Opus Corporation. The agreements relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus Corporation and its affiliates, some of which contain various termination rights and purchase options. Leases effective in fiscal 2004 required annual lease payments by ConAgra Foods of $21 million. As a result of adopting FIN No. 46R, the company has consolidated certain of the Opus affiliates from which it leases property, plant and equipment. These leases were previously accounted for as operating leases. Opus Corporation or its affiliates was paid $41 million for construction work during fiscal 2004 on properties leased by ConAgra Foods from third parties. Opus Corporation had revenues in excess of $1 billion in 2003.

16. CONTINGENCIES

In fiscal 1991, the company acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of the company reflect significant liabilities associated with the estimated resolution of these contingencies. These include various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by the company. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 39 Superfund, proposed Superfund or state-equivalent sites; these sites involve locations previously owned or operated by predecessors of Beatrice that used or produced petroleum, pesticides, fertilizers, dyes, inks, solvents, PCBs, acids, lead, sulfur, tannery wastes and/or other contaminants. Beatrice has paid or is in the process of paying its liability share at 34 of these sites. Reserves for these matters have been established based on the company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and its experience in remediating sites. The reserves for Beatrice environmental matters totaled $115.2 million as of May 30, 2004 and $121.2 million as of May 25, 2003, a majority of which relates to the Superfund and state equivalent sites referenced above. Expenditures for these matters are expected to occur over a period of 5 to 20 years.

In certain limited situations, the company will guarantee an obligation of an unconsolidated entity. Currently, the company guarantees certain obligations primarily associated with leases entered into by several of its equity method investees. Under these arrangements, the company is obligated to perform under these leases (i.e., make the lease payments) should the equity method investees be unable to perform. Most of these guarantees resulted from the company's fresh beef and pork divestiture. The leases have terms not exceeding 12 years and the maximum amount of future payments the company has guaranteed is approximately $55.3 million. The company has also assigned a hog purchase contract to the beef and pork joint venture, and the venture has indemnified the company for all liabilities under the contract. The company has guaranteed the performance of the fresh beef and pork joint venture with respect to the hog purchase contract. The hog purchase contract requires the fresh beef and pork joint venture to purchase a minimum of approximately 1.2 million hogs annually through 2014. The contract stipulates minimum price commitments, based in part on market prices and, in certain circumstances, also includes price adjustments based on certain inputs. The company does not have a liability established in its balance sheet for these arrangements as the company has determined that performance under the guarantees is not probable.

The results for fiscal 2004 include litigation expense related to a choline chloride joint venture with E.I. du Pont Nemours and Co. ("DuPont") that was sold in 1997. Subsequent to the sale, civil antitrust lawsuits against DuPont, the company and the venture were filed in various federal and state courts. In connection with the settlement of certain of these cases and the remaining civil actions, the company recorded a $25 million pre-tax charge against earnings in fiscal 2004 as an additional reserve for these matters. The litigation expenses are recorded in selling, general and administrative expenses.

On June 22, 2001, the company filed an amended annual report on Form 10-K for the fiscal year ended May 28, 2000. The filing included restated financial information for fiscal years 1997, 1998, 1999 and 2000. The restatement, due to accounting and conduct matters at United Agri Products, Inc. ("UAP"), a former subsidiary, was based upon an investigation undertaken by the company and the Audit Committee of its Board of Directors. The restatement was principally related to revenue recognition for deferred delivery sales and vendor rebates, advance vendor rebates and bad debt reserves. The Securities and Exchange Commission ("SEC") issued a formal order of nonpublic investigation dated September 28, 2001. The company is cooperating with the SEC investigation, which relates to the UAP matters described above, as well as other aspects of the company's financial statements, including the level and application of certain of the company's reserves.

The company is currently conducting discussions with the SEC Staff regarding a possible settlement of these matters. Based on discussions to date, the company established a $25 million reserve in fiscal 2004 in connection with matters related to this investigation. Due to the nature of the ongoing discussions, the company cannot predict whether the discussions will result in a settlement and is unable to determine the ultimate cost the company may incur in order to resolve this matter. Any final resolution could result in charges greater than the amount currently estimated and recognized in the company's financial statements.

The company is a party to a number of lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on the company's financial condition, results of operations or liquidity.

17. DERIVATIVE FINANCIAL INSTRUMENTS

The company is exposed to market risks, such as changes in commodity prices, foreign currency exchange rates and interest rates. To manage volatility associated with these exposures, the company may enter into various derivative transactions (e.g., futures and options) pursuant to established company policies.

Commodity Price Management—The company is subject to raw material price fluctuations caused by supply conditions, weather, economic conditions and other factors. Generally, the company utilizes commodity futures and options contracts to reduce the volatility of commodity input prices on items such as vegetable oils, dairy, grains and energy.

Foreign Currency Management—In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory and capital equipment, sales of finished goods and future settlement of foreign-denominated assets and liabilities.

Hedges of anticipated foreign currency-denominated transactions are designated as cash flow hedges. The gains and losses associated with these hedges are deferred in accumulated other comprehensive income until the forecasted transaction impacts earnings. Forward exchange and option contracts are also used to hedge firm commitment transactions denominated in a currency other than the applicable functional currency. The firm commitments and foreign currency hedges are both recognized at fair value within prepaid expenses and other current assets or other accrued liabilities. Gains and losses associated with firm commitment and foreign currency hedges are recognized within net sales, cost of goods sold or selling, general and administrative expenses, depending on the nature of the transaction. Foreign currency derivatives that the company has elected not to account for under hedge accounting are recorded immediately in earnings within sales, cost of goods sold or selling, general and administrative expenses, depending on the nature of the transaction.

Interest Rate Management—In order to reduce exposures related to changes in interest rates, the company may use derivative instruments, including interest rate swaps. During fiscal 2004, the company closed out all $2.5 billion of its interest rate swap agreements in order to lock-in existing favorable interest rates. These interest rate swap agreements were previously put in place as a strategy to hedge interest costs associated with long-term debt. For financial statement and tax purposes, the proceeds received upon termination of the interest rate swap agreements will be recognized over the term of the debt instruments originally hedged. Consequently, the company's interest expense, primarily in fiscal 2005, will continue to reflect the locked-in interest rates.

Of the $2.5 billion interest rate swaps closed out in fiscal 2004, $2 billion of the interest rate swaps had been used to effectively convert certain of the company's fixed rate debt into floating rate debt. These interest rate swaps were accounted for as fair value hedges and resulted in no recognition of ineffectiveness in the statement of earnings as the interest rate swaps' provisions matched the applicable provisions of the hedged debt. The remaining $500 million portion of the company's interest rate swaps was used to hedge certain of the company's forecasted interest payments on floating rate debt for the period from 2005 through 2011. These interest rate swaps were accounted for as cash flow hedges with gains and losses deferred in accumulated other comprehensive income, to the extent the hedge was effective.

The fair value of derivative assets is recognized within prepaid expenses and other current assets, while the fair value of derivative liabilities is recognized within other accrued liabilities. As of May 30, 2004 and May 25, 2003, the fair value of derivatives recognized within prepaid expenses and other current assets was $103.3 million and $325.5 million, respectively, while the amount recognized within other accrued liabilities was $10.3 million and $84.5 million, respectively. As of May 30, 2004 and May 25, 2003, the fair value of derivatives recognized in current assets of discontinued operations was $0 and $2.3 million, respectively.

For fiscal 2004, 2003 and 2002, the ineffectiveness associated with derivatives designated as cash flow and fair value hedges from continuing operations was a gain of $4.1 million, a loss of $1.6 million and a loss of $6.4 million, respectively. Hedge ineffectiveness is recognized within net sales, cost of goods sold or interest expense, depending on the nature of the hedge. The company does not exclude any component of the hedging instrument's gain or loss when assessing effectiveness.

Generally, the company hedges a portion of its anticipated consumption of commodity inputs for periods up to 12 months. The company may enter into longer-term hedges on particular commodities if deemed appropriate. As of May 30, 2004, the company had hedged certain portions of its anticipated consumption of commodity inputs through June 2005.

As of May 30, 2004 and May 25, 2003, the net deferred gain or loss recognized in accumulated other comprehensive income was an $8.0 million gain and a $23.5 million loss, net of tax, respectively. The company anticipates a gain of $13.1 million, net of tax, will be transferred out of accumulated other comprehensive income and recognized within earnings over the next 12 months. The company anticipates a loss of $5.1 million, net of tax, will be transferred out of accumulated other comprehensive income and recognized within earnings subsequent to the next 12 months.

For fiscal 2004, the company did not discontinue any fair value hedges, but recognized a $4.2 million net-of-tax gain within discontinued operations related to discontinued cash flow hedges that were no longer probable of occurring as a result of the chicken business divestiture. For fiscal 2003, the company recognized a total of $5.1 million gain within sales and cost of goods sold and a $3.2 million loss within selling, general and administrative expenses related to discontinued cash flow hedges that were no longer probable of occurring primarily as a result of the fresh beef and pork divestiture. A $9.6 million gain and a $3.7 million loss, net of tax, were transferred from accumulated other comprehensive income into income from continuing operations in fiscal 2004 and fiscal 2003, respectively. For fiscal 2004 and fiscal 2003, respectively, a $0.2 million loss and $4.0 million gain, net of tax, were transferred from accumulated other comprehensive income into income (loss) from discontinued operations.

18. PENSION AND POSTRETIREMENT BENEFITS

The company and its subsidiaries have defined benefit retirement plans ("plans") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service. The company uses February 28 as its measurement date for its plans. The company also sponsors postretirement plans which provide certain medical and dental benefits ("other benefits") to qualifying U.S. employees.

The changes in benefit obligations and plan assets at February 28, 2004 and 2003 were as follows:

	PENSION BENEFITS		OTHER BENEFITS	
	2004	2003	2004	2003
Change in Benefit Obligation				
Benefit obligation at beginning of year	$1,900.0	$1,709.1	$514.3	$381.9
Service cost	61.7	62.1	3.8	3.1
Interest cost	119.7	120.6	31.9	26.5
Plan participants' contributions	—	0.1	4.6	3.7
Amendments	10.0	(8.9)	0.4	(6.9)
Actuarial loss	134.4	114.5	26.1	152.7
Dispositions	(12.8)	—	(2.0)	—
Other	0.6	0.1	(2.6)	—
Benefits paid	(102.4)	(97.6)	(48.8)	(46.7)
Benefit obligation at end of year	$2,111.2	$1,900.0	$527.7	$514.3
Change in Plan Assets				
Fair value of plan assets at beginning of year	$1,540.9	$1,534.9	$ 4.4	$ 4.7
Actual return on plan assets	396.5	(112.1)	3.0	0.6
Dispositions	(7.8)	—	—	—
Employer contributions	65.8	233.2	43.4	42.1
Plan participants' contributions	—	0.1	4.6	3.7
Investment and administrative expenses	(18.4)	(17.7)	—	—
Other	0.4	0.1	—	—
Benefits paid	(102.4)	(97.6)	(48.8)	(46.7)
Fair value of plan assets at end of year	$1,875.0	$1,540.9	$ 6.6	$ 4.4

The funded status and amounts recognized in the company's consolidated balance sheets at May 30, 2004 and May 25, 2003 were:

	PENSION BENEFITS		OTHER BENEFITS	
	2004	2003	2004	2003
Funded Status	$(236.2)	$(359.1)	$(521.1)	$(509.9)
Unrecognized actuarial (gain) loss	160.0	287.3	136.1	119.7
Unrecognized prior service cost	15.7	13.0	(3.9)	(5.1)
Unrecognized transition amount	(0.4)	(0.6)	—	—
Fourth quarter employer contribution	1.4	3.0	—	—
Accrued benefit cost	$ (59.5)	$ (56.4)	$(388.9)	$(395.3)
Amounts Recognized in Consolidated Balance Sheets				
Prepaid benefit cost	$ —	$ 4.9	$ —	$ —
Accrued benefit cost	(190.0)	(205.5)	(388.9)	(395.3)
Intangible asset	20.2	16.3	—	—
Accumulated other comprehensive loss	110.3	127.9	—	—
Net amount recognized	$ (59.5)	$ (56.4)	$(388.9)	$(395.3)
Weighted-Average Actuarial Assumptions Used to Determine Benefit Obligations At February 28				
Discount rate	6.00%	6.50%	6.00%	6.50%
Long-term rate of compensation increase	4.50%	4.50%	N/A	N/A

The accumulated benefit obligation for all defined benefit pension plans was $2.02 billion and $1.74 billion at February 28, 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at February 28, 2004 and 2003, respectively, were:

	2004	2003
Projected benefit obligation	$610.7	$610.9
Accumulated benefit obligation	601.9	606.9
Fair value of plan assets	440.6	399.1

Components of pension benefit and other postretirement benefit costs are:

	PENSION BENEFITS			OTHER BENEFITS		
	2004	2003	2002	2004	2003	2002
Service cost	$61.7	$62.1	$59.6	$ 3.8	$ 3.1	$ 3.0
Interest cost	119.7	120.6	115.1	31.9	26.5	25.2
Expected return on plan assets	(127.1)	(113.1)	(136.0)	(0.6)	(0.6)	(0.6)
Amortization of prior service costs	2.3	3.6	4.3	(0.8)	(0.7)	—
Amortization of transition asset	(0.2)	(0.4)	(2.8)	—	—	—
Medicare Reform Act	—	—	—	(2.1)	—	—
Recognized net actuarial (gain) loss	5.3	2.5	(3.9)	4.5	(0.1)	(4.0)
Curtailment (gain) loss	5.0	1.2	0.2	(2.8)	(1.1)	0.3
Benefit cost—company plans	66.7	76.5	36.5	33.9	27.1	23.9
Pension benefit cost—multi-employer plans	9.0	7.9	7.3	—	—	—
Total benefit cost	$75.7	$84.4	$43.8	$33.9	$27.1	$23.9
Weighted-Average Actuarial Assumptions Used to Determine Net Expense						
Discount rate	6.50%	7.25%	7.50%	6.50%	7.25%	7.50%
Long-term rate of return on plan assets	7.75%	7.75%	9.25%	13.7%	13.7%	13.7%
Long-term rate of compensation increase	4.50%	5.50%	5.50%	N/A	N/A	N/A

The company amortizes prior service costs and amortizable gains and losses in equal annual amounts over the average expected future period of vested service. For plans with no active participants, average life expectancy is used instead of average expected useful service.

To develop the expected long-term rate of return on plan assets assumption for the pension plan, the company considers the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Included in the company's postretirement plan assets are guaranteed investment contracts ("GICs") entered into in 1981 that provide guaranteed double-digit returns.

The increase (decrease) in the minimum pension liability included in other comprehensive income was $(17.6) million and $103.2 million for the fiscal years ended May 30, 2004 and May 25, 2003, respectively.

The company's pension plan weighted-average asset allocations and the company's target asset allocations at February 28, 2004 and 2003, by asset category are as follows:

	2004	2003	TARGET ALLOCATION
Equity Securities	60%	54%	50–80%
Debt Securities	25%	26%	20–30%
Real Estate	5%	7%	0– 8%
Other	10%	13%	0–20%
Total	100%	100%	

The company's investment strategy reflects the expectation that equity securities will outperform debt securities over the long term. Assets are invested in a prudent manner to maintain the security of funds while maximizing returns within the company's Investment Policy guidelines. The strategy is implemented utilizing indexed and actively managed assets from the categories listed.

The investment goals are to provide a total return that, over the long term, increases the ratio of plan assets to liabilities subject to an acceptable level of risk. This is accomplished through diversification of assets in accordance with the Investment Policy guidelines. Investment risk is mitigated by periodic rebalancing between asset classes as necessitated by changes in market conditions within the Investment Policy guidelines.

Equity securities include common stock of the company in the amounts of $134.1 million (7.2% of total pension plan assets) and $113.9 million (7.4% of total pension plan assets) at February 28, 2004 and 2003, respectively. The company's Investment Policy limits the investment in common stock of the company to 10% of the fair value of plan assets.

Assumed health care cost trend rates have a significant effect on the benefit obligation of the postretirement plans.

Assumed Health Care Cost Trend Rates at February 28	2004	2003
Initial health care cost trend rate	10.0%	11.0%
Ultimate health care cost trend rate	5.0%	4.8%
Year that the rate reaches the ultimate trend rate	2011	2012

A one percentage point change in assumed health care cost rates would have the following effect:

	ONE PERCENT INCREASE	ONE PERCENT DECREASE
Effect on total service and interest cost	$ 4.0	$ (3.3)
Effect on postretirement benefit obligation	50.4	(42.5)

The company currently anticipates making no contributions to the pension plans in fiscal year 2005. This estimate is based on current tax laws, plan asset performance and liability assumptions, which are subject to change. The company anticipates making contributions of $42.3 million to the postretirement plan in fiscal 2005.

The Medicare Prescription Drug, Improvements and Modernization Act of 2003 resulted in a reduction of the accumulated postretirement benefit obligation of $51.6 million in fiscal 2004.

Certain employees of the company are covered under defined contribution plans. The expense related to these plans was $31.6 million, $37.2 million and $33.2 million in fiscal 2004, 2003 and 2002, respectively.

19. BUSINESS SEGMENTS AND RELATED INFORMATION

The company's operations are organized into three reporting segments: Retail Products, Foodservice Products and Food Ingredients. The company historically aggregated its retail and foodservice operations within the company's Packaged Foods reporting segment. As a result of the recent strategic portfolio changes and management realignment in fiscal 2004, the company now reports its retail and foodservice operations as two separate reporting segments. The Retail Products reporting segment includes branded foods which are sold in various retail channels and include frozen, refrigerated and shelf-stable temperature classes. The Foodservice Products reporting segment includes branded and customized food products, including meals, entrees, prepared potatoes, meats, seafood, sauces and a variety of custom-manufactured culinary products packaged for sale to restaurants and other foodservice establishments. The Food Ingredients reporting segment includes both branded and commodity food ingredients, including milled grain ingredients, seasonings, blends and flavorings, which are sold to food processors, as well as certain commodity sourcing and merchandising operations.

On June 9, 2003, the company announced an agreement to sell its chicken business to Pilgrim's Pride Corporation. As such, beginning in the fourth quarter of fiscal 2003, the company began to classify all operations associated with its chicken processing business within discontinued operations. Historically, these operations were included in the company's Meat Processing reporting segment.

As a result of the fiscal 2004 UAP North America divestiture and the anticipated divestiture of UAP International, the company reclassified all activity previously reflected in the Agricultural Products reporting segment into discontinued operations for all periods presented. As such, the company no longer has an Agricultural Products reporting segment.

On September 19, 2002 (during the company's second quarter of fiscal 2003), the company sold a controlling interest in its fresh beef and pork operations to a joint venture led by outside investors. As a result, the Meat Processing reporting segment information included beef and pork operating activity for fiscal 2003, but no activity for fiscal 2004. Fiscal 2003 activity includes the settlement of an insurance claim related to a fire at a beef plant previously owned by the company in Garden City, Kansas. The insurance proceeds represented a recovery for the loss of facilities, inventory and related items. As a result of the settlement, the company recognized approximately $50 million in increased operating profit within the Meat Processing reporting segment for fiscal 2003.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less all identifiable operating expenses. General corporate expense, net interest expense, equity method investment earnings and income taxes have been excluded from segment operations.

During fiscal 2004, the company divested a minority share in a venture, receiving approximately $31.4 million. The company recognized a gain of approximately $21.2 million upon the divestiture, which is recognized as a reduction of corporate expenses.

	2004	2003	2002
Sales to unaffiliated customers			
Retail Products	$ 8,434.1	$ 8,668.1	$ 8,718.6
Foodservice Products	3,714.4	3,597.9	3,778.9
Food Ingredients	2,373.6	2,204.4	2,104.6
Meat Processing	—	2,468.7	7,733.4
Total	$14,522.1	$16,939.1	$22,335.5
Intersegment sales			
Retail Products	$ 27.8	$ 35.8	$ 25.0
Foodservice Products	91.9	38.1	46.9
Food Ingredients	332.8	560.9	611.9
Meat Processing	—	184.7	656.8
	452.5	819.5	1,340.6
Intersegment elimination	(452.5)	(819.5)	(1,340.6)
Total	$ —	$ —	$ —
Net sales			
Retail Products	$ 8,461.9	$ 8,703.9	$ 8,743.6
Foodservice Products	3,806.3	3,636.0	3,825.8
Food Ingredients	2,706.4	2,765.3	2,716.5
Meat Processing	—	2,653.4	8,390.2
Intersegment elimination	(452.5)	(819.5)	(1,340.6)
Total	$14,522.1	$16,939.1	$22,335.5
Operating profit			
Retail Products	$ 1,206.8	$ 1,298.0	$ 1,226.3
Foodservice Products	321.4	344.5	364.3
Food Ingredients	196.6	125.1	188.8
Meat Processing	—	99.4	187.8
Total operating profit	1,724.8	1,867.0	1,967.2
General corporate expenses	342.1	406.8	272.7
Goodwill amortization	—	—	106.0
Interest expense, net	274.9	274.7	393.6
Equity method investment earnings	43.5	37.1	27.7
Income tax expense	355.3	415.6	460.2
Income from continuing operations before cumulative effect of changes in accounting	796.0	807.0	762.4
Income (loss) from discontinued operations, net of tax	96.9	(36.1)	22.6
Cumulative effect of changes in accounting	(13.1)	3.9	(2.0)
Net income	$ 879.8	$ 774.8	$ 783.0
Identifiable assets			
Retail Products	$ 7,485.2	$ 7,084.0	$ 7,562.0
Foodservice Products	1,712.6	1,668.6	1,623.8
Food Ingredients	2,193.5	1,947.5	1,815.0
Meat Processing	—	386.7	1,481.9
Corporate	2,693.2	1,921.8	841.3
Discontinued operations	145.6	2,062.8	2,246.9
Total	$14,230.1	$15,071.4	$15,570.9
Additions to property, plant and equipment			
Retail Products	$ 228.7	$ 263.1	$ 291.5
Foodservice Products	51.9	48.1	59.9
Food Ingredients	36.6	31.5	18.6
Meat Processing	—	7.9	56.5
Corporate	34.9	25.2	27.5
Total	$ 352.1	$ 375.8	$ 454.0
Depreciation and amortization			
Retail Products	$ 213.2	$ 203.6	$ 313.3
Foodservice Products	60.4	66.4	72.7
Food Ingredients	44.9	52.6	50.5
Meat Processing	—	21.6	68.3
Corporate	33.8	30.7	31.8
Total	$ 352.3	$ 374.9	$ 536.6

The operations of the company are principally in the United States. Operations outside the United States are worldwide with no single foreign country or geographic region being significant to the consolidated operations. Foreign net sales were $1.3 billion, $1.5 billion and $2.4 billion in fiscal 2004, 2003 and 2002, respectively. Net sales are attributed to countries based on location of customer. The company's long-lived assets located outside of the United States are not significant.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except per share amounts)	2004				2003			
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Net sales[1]	$3,229.4	$3,804.8	$3,525.5	$3,962.4	$5,381.3	$4,384.8	$3,547.7	$3,625.3
Gross profit[1]	684.2	896.3	797.1	818.4	832.6	911.6	831.6	793.4
Income before cumulative effect of changes in accounting	206.6	270.1	204.7	211.5	223.7	235.8	161.0	150.4
Income from continuing operations	167.3	237.9	191.8	199.0	186.6	206.0	198.6	215.8
Income (loss) from discontinued operations	39.3	32.2	12.9	12.5	37.1	29.8	(37.6)	(65.4)
Cumulative effect of change in accounting principle	(11.7)	—	(1.4)	—	3.9	—	—	—
Net income	$ 194.9	$ 270.1	$ 203.3	$ 211.5	$ 227.6	$ 235.8	$ 161.0	$ 150.4
Earnings per share[2]:								
Basic earnings per share								
Income from continuing operations	$ 0.32	$ 0.45	$ 0.36	$ 0.38	$ 0.35	$ 0.39	$ 0.37	$ 0.41
Income (loss) from discontinued operations	0.07	0.06	0.02	0.02	0.07	0.06	(0.07)	(0.12)
Cumulative effect of change in accounting principle	(0.02)	—	—	—	0.01	—	—	—
Net income	$ 0.37	$ 0.51	$ 0.38	$ 0.40	$ 0.43	$ 0.45	$ 0.30	$ 0.29
Diluted earnings per share								
Income from continuing operations	$ 0.32	$ 0.45	$ 0.36	$ 0.37	$ 0.35	$ 0.38	$ 0.37	$ 0.40
Income (loss) from discontinued operations	0.07	0.06	0.02	0.03	0.07	0.06	(0.07)	(0.12)
Cumulative effect of change in accounting principle	(0.02)	—	—	—	0.01	—	—	—
Net income	$ 0.37	$ 0.51	$ 0.38	$ 0.40	$ 0.43	$ 0.44	$ 0.30	$ 0.28
Dividends declared per common share	$ 0.2475	$ 0.2600	$ 0.2600	$ 0.2600	$ 0.2350	$ 0.2475	$ 0.2475	$ 0.2475
Share price:								
High	$ 25.41	$ 24.52	$ 26.54	$ 29.34	$ 26.53	$ 26.00	$ 25.69	$ 23.15
Low	21.71	21.15	24.16	25.75	21.04	23.24	23.16	19.43

[1] Amounts differ from previously filed quarterly reports. During the second quarter of fiscal 2004, the company began to reflect the operations of its Agricultural Products segment as discontinued operations. Additionally, during the fourth quarter of fiscal 2004, the company began to reflect the operations of its Spanish feed and Portuguese poultry businesses as discontinued operations. See additional detail in note 2.

[2] Basic and diluted earnings per share are calculated independently for each of the quarters presented. Accordingly, the sum of the quarterly earnings per share amounts may not agree with the total year.

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
ConAgra Foods, Inc.

We have audited the accompanying consolidated balance sheets of ConAgra Foods, Inc. and subsidiaries (the "company") as of May 30, 2004 and May 25, 2003, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity and cash flows for each of the three fiscal years in the period ended May 30, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra Foods, Inc. and subsidiaries as of May 30, 2004 and May 25, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended May 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2004 the company changed its methods of accounting for variable interest entities and asset retirement obligations. In 2003 the company changed its method of accounting for goodwill and other intangible assets and in 2002 the company changed its method of accounting for derivative instruments and other hedging activities.

Deloitte & Touche LLP

Deloitte & Touche LLP
Omaha, Nebraska
July 26, 2004

In the marketplace, we are committed to pursuing business objectives that serve our consumers and customers, and reward shareholders. While we often express these goals in financial terms, we also express them in the form of our values and beliefs, which are described on page 11 of this report.

We place a high priority on managing our business in an ethical manner. Believing that everyone should be both responsible and accountable, we foster and insist on ethical behavior throughout ConAgra Foods. Our employees should follow the spirit, as well as the letter, of the law and feel comfortable about bringing legitimate concerns forward without the fear of reprisal. ConAgra Foods' Code of Conduct outlines the company's expectations of its employees—their responsibilities to each other, to our consumers, to our customers, to our suppliers, to the marketplace and to the communities in which we do business.

Just as we rely on the strength and integrity of our products, we also depend on, and value, the strength and integrity of the people who are ConAgra Foods.

CORPORATE GOVERNANCE

Sound corporate governance practices are an important part of our foundation and tradition. We have many longstanding policies and practices, and we have also added measures to further strengthen our foundation. Our corporate governance practices include the following:

- Other than our chief executive officer, none of our directors are, or ever have been, employed by the company.
- Directors and executive officers are committed to owning stock in ConAgra Foods, and, as part of that commitment, they will not sell any of their ConAgra Foods stock until at least six months after they cease to be a director or an executive officer except for extraordinary corporate transactions approved by the board and for emergency or extraordinary situations with 2/3 board approval.
- We do not permit loans to directors or executive officers.
- We do not re-price stock options, and never have.
- Our Audit Committee is comprised of independent directors, all of whom meet the requirements to be an audit committee financial expert as defined by the Securities and Exchange Commission.
- Our Human Resources Committee is comprised of independent directors who annually review and evaluate the chief executive officer's performance and compensation.
- Our Corporate Governance Committee is comprised of independent directors who establish the corporate governance principles for ConAgra Foods.
- Our Nominating Committee is comprised of independent directors who propose to the board the nominees to be elected at each stockholders' meeting.
- Non-employee directors routinely meet in executive session without management present.
- The board has designated a lead director, Carl Reichardt, who chairs the executive sessions of the board.
- Our Audit Committee has the authority to retain and replace our independent auditors.
- The lead partner of the independent public accounting firm that audits ConAgra Foods' books is rotated at least every five years.
- We encourage our employees to own ConAgra Foods stock; however, our retirement plans are structured so that employees can diversify their holdings.

The following corporate governance documents appear on the company's Web site (www.conagrafoods.com):

- Corporate Governance Principles
- Code of Conduct, our commitment to our longstanding standards for ethical business practices
- Code of Ethics for Senior Corporate Officers
- Board Committee Charters (Audit Committee Charter, Corporate Affairs Committee Charter, Corporate Governance Committee Charter, Human Resources Committee Charter and Nominating Committee Charter)
- Procedures for contacting the board of directors, which include procedures for bringing concerns or complaints to the attention of the Audit Committee.

We routinely assess and refine our corporate governance practices and share them with shareholders by posting them on our company's Web site.

PRINCIPAL OFFICERS

The principal officers of the company include, among others, those listed on pages 94 and 95 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls, which protects the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records that permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.

Board of Directors

David H. Batchelder
San Diego, California
Principal of Relational Investors LLC (investment advisory firm) and principal of Relational Advisors LLC (investment advisory and consulting firm).
Director since 2002.

Mogens C. Bay
Omaha, Nebraska
Chairman and chief executive officer of Valmont Industries Inc. (products for water management and infrastructure).
Director since 1996.

Howard G. Buffett
Decatur, Illinois
President of BioImages (photography and publishing) and president of Buffett Farms.
Director since 2002.

Stephen G. Butler
Leawood, Kansas
Retired chairman and chief executive officer of KPMG LLP (national public accounting firm).
Director since 2003.

Gen. John T. Chain Jr.
Fort Worth, Texas
Chairman of the Thomas Group (international management consulting). Retired general, United States Air Force. Retired commander-in-chief of the Strategic Air Command.
Director since 2001.

Steven F. Goldstone
Ridgefield, Connecticut
Manager of Silver Spring Group (private investment firm). Retired chairman of Nabisco Group Holdings. Retired chairman and chief executive officer of RJR Nabisco.
Director since 2003.

Dr. Alice B. Hayes
Chicago, Illinois
President emerita of the University of San Diego.
Director since 2001.

W. G. Jurgensen
Columbus, Ohio
Chief executive officer of Nationwide Mutual Insurance Co.
Director since 2002.

Robert A. Krane
Denver, Colorado
Retired consultant, KRA Inc. Retired president, chief executive officer and director of Central Bancorporation Inc. (financial services). Retired vice chairman and director of Norwest Corp.
Director since 1982.

Mark H. Rauenhorst
Minnetonka, Minnesota
President and chief executive officer of Opus Corp. (commercial real estate design, development and construction).
Director since 2001.

Carl E. Reichardt
San Francisco, California
Retired vice chairman of Ford Motor Co. Retired chairman and chief executive officer of Wells Fargo & Co.
Director since 1993.

Bruce Rohde
Omaha, Nebraska
Chairman of the board and chief executive officer of ConAgra Foods Inc. since September 1998.
Director since 1996.

Dr. Ronald W. Roskens
Omaha, Nebraska
President of Global Connections Inc. (international business consulting). Retired head of U.S. Agency for International Development. Retired president of the University of Nebraska.
Director since 1992.

Kenneth E. Stinson
Omaha, Nebraska
Chairman and chief executive officer of Peter Kiewit Sons' Inc. (construction and mining).
Director since 1996.

BOARD COMMITTEES

Lead Director
Carl E. Reichardt

Audit Committee
Stephen G. Butler, Chairman
Mogens C. Bay
W. G. Jurgensen
Robert A. Krane
Kenneth E. Stinson

Corporate Affairs Committee
Howard G. Buffett, Chairman
Dr. Alice B. Hayes
Mark H. Rauenhorst

Corporate Governance Committee
Gen. John T. Chain Jr., Chairman
David H. Batchelder
Mogens C. Bay
Steven F. Goldstone
Dr. Alice B. Hayes
Kenneth E. Stinson

Executive Committee
Bruce Rohde, Chairman
Robert A. Krane
Carl E. Reichardt

Human Resources Committee
Carl E. Reichardt, Chairman
David H. Batchelder
Gen. John T. Chain Jr.
Steven F. Goldstone
Dr. Ronald W. Roskens

Nominating Committee
Dr. Ronald W. Roskens, Chairman
Howard G. Buffett
W. G. Jurgensen
Carl E. Reichardt

Director Robert A. Krane will retire from the ConAgra Foods Board of Directors on Sept. 23, 2004.

Leadership

HEADQUARTERS LEADERSHIP

Bruce Rohde
Chairman, Chief Executive Officer and President

Strategic Development
Dwight J. Goslee
Executive Vice President, Strategic Development

Patrick J. Koley
Vice President, Strategic Development

Matthew E. Gase
Vice President, International Strategic Development

John S. McKeon
President and Chief Operating Officer, Venture Development

Kevin J. Cloonan
Vice President and General Manager, Nutrition Group

Organization and Administration
Owen C. Johnson
Executive Vice President, Organization and Administration and Corporate Secretary

James G. Doyle
Vice President, Real Estate and Facilities

Peter M. Perez
Senior Vice President, Human Resources

Edward J. Davis
Vice President, Staffing

Jodi L. Johnson
Vice President, Human Resources

David G. Pederson
Vice President, Compensation

Anthony M. Sanders
Vice President, Human Resources Business Center

Linda I. Workman
Vice President, Workforce Effectiveness

Finance, Accounting and Control
John F. Gehring
Senior Vice President and Controller

P. Douglas Linehan
Vice President and Assistant Controller

Bradley D. Muse
Vice President, Financial Planning

Mark Warner
Vice President, Internal Audit

Debra L. Keith
Vice President, Taxes

Scott E. Messel
Senior Vice President, Treasury and Assistant Corporate Secretary

B. Sailesh Ramamurtie
Vice President, Risk Control

James P. Salvadori
Vice President, Credit Services

Kevin L. Wedeking
Vice President, Insurance and Loss Control

Investor Relations
Chris W. Klinefelter
Vice President

Corporate Affairs and Communications
Michael A. Fernandez
Senior Vice President, Corporate Affairs and Chief Communications Officer

Christopher P. Kircher
Vice President, Communications

Michael T. Hargrave
Vice President, Sponsorships

Anita L. Wheeler
President, ConAgra Foods Foundation

Economic and Commercial Affairs
Michael D. Walter
Senior Vice President, Economic and Commercial Affairs

Brent A. Baglien
Vice President, Government Affairs

ENTERPRISE LEADERSHIP

Product Quality and Development
Patricia Verduin
Senior Vice President and Director

Purchasing
George P. Nulty
Senior Vice President

Integrated Logistics
Rick D. Blasgen
Senior Vice President

Customer Service
J. Chris Adderton
Senior Vice President

Information Systems and Services
Kenneth W. Gerhardt
Senior Vice President, Information Systems and Services and Chief Information Officer

Gerrit J. Schutté
Vice President, Enterprise Technology Services

Steven P. Hansen
Vice President, Enterprise Business Systems

Enterprise Systems Implementation
Kevin P. Adams
Senior Vice President

Environment
Philip J. James
Senior Vice President, Sustainable Development

Office of Operational Effectiveness
Russell J. Bragg
Senior Vice President, Operational Effectiveness

Jay D. Bolding
Senior Vice President, Capital and Marketing Investment Effectiveness

Kevin W. Tourangeau
Senior Vice President, Manufacturing Effectiveness

Tony S. Fostvedt
Vice President, Operational Investments

BUSINESS SEGMENT LEADERSHIP

RETAIL PRODUCTS

ConAgra Foods Retail Products
Dennis F. O'Brien
President and Chief Operating Officer

Douglas A. Knudsen
President, Retail Sales

Roger J. Berdusco
Senior Vice President, Marketing

R. Dean Hollis
President, Frozen Foods

R. Dean Hollis (acting)
President, Grocery Foods

Richard G. Scalise
President, Refrigerated Foods

Paul J. Lapadat
President, Snack Foods

Ian F. Troop
President, International Foods

Richard G. Scalise (acting)
President, Deli

FOODSERVICE PRODUCTS

ConAgra Foodservice
Allan B. Lutz
President and Chief Operating Officer

William J. Caskey
President, Foodservice Sales

James P. Kinnerk
Senior Vice President,
Marketing and Strategic Development

Michael A. Pennella
President, Culinary Products

Jesse Gonzalez
President, Seafood Products

Jeffery J. DeLapp
President, Specialty Potato Products

FOOD INGREDIENTS

ConAgra Food Ingredients
Gregory A. Heckman
President and Chief Operating Officer

David J. Colo
President, Specialty Ingredients

Thomas R. Burrows
Vice President, Sales and Marketing

LEGAL COUNSEL

McGrath North Mullin & Kratz, PC LLO
Omaha, Nebraska

Roger W. Wells
General Counsel

Leo A. Knowles
Assistant General Counsel

Investor Information

CONTACTS

Investor Relations
(402) 595-4154
(for analyst/investor inquiries)

ConAgra Foods Shareholder Services
(800) 214-0349
(for individual shareholder account issues)

Assistant Corporate Secretary
(402) 595-4005
(for additional shareholder needs)

ConAgra Foods Investor Information
(800) CAG-0244
(news and publications—ConAgra Foods representatives available during business hours)

Corporate Communications
(402) 595-5392
(for media/other inquiries)

CORPORATE HEADQUARTERS

ConAgra Foods Inc.
One ConAgra Drive
Omaha, NE 68102-5001
(402) 595-4000

CONAGRA FOODS STOCK

ConAgra Foods common stock is listed on the New York Stock Exchange. Ticker symbol: CAG.

At the end of fiscal 2004, 521.2 million shares of common stock were outstanding, including 1.1 million shares held in the company's Employee Equity Fund. There were approximately 33,500 shareholders of record, approximately 25,500 holders via the ConAgra Foods 401(k) plan for employees, and more than 271,000 "street-name" beneficial holders whose shares are held in names other than their own—in brokerage accounts for example. During fiscal 2004, 468 million shares were traded, a daily average of approximately 1.8 million shares.

The Series B preferred securities of ConAgra Foods Capital, L.C. also are listed on the New York Stock Exchange. Ticker symbol: CAG PrB. For the current dividend rate of ConAgra Foods Capital's Series B adjustable rate preferred securities, call (800) 214-0349.

TRANSFER AGENT AND REGISTRAR

Wells Fargo Shareowner Services
161 N. Concord Exchange—
P.O. Box 64856
St. Paul, MN 55164-0856
(800) 214-0349

COMMON STOCK DIVIDENDS

ConAgra Foods normally pays quarterly common stock dividends on March 1, June 1, Sept. 1, and Dec. 1. During fiscal 2004, ConAgra Foods declared dividends of $1.0275. The current annual dividend rate is $1.04 per share. The company's dividend objective is on page 13 of this report.

ConAgra Foods has paid 114 consecutive quarterly common stock dividends. During fiscal 2004, the company began its 29th consecutive year of increased dividends per share.

ANNUAL MEETING OF SHAREHOLDERS

ConAgra Foods' annual shareholders' meeting will be held on Thursday, Sept. 23, 2004, at 1:30 p.m., at the Omaha Civic Auditorium Music Hall, 1804 Capitol Ave., Omaha, Neb. See the proxy statement for additional information.

CONAGRA FOODS SHAREHOLDER SERVICES

Stockholders of record who have questions about or need help with their accounts may contact ConAgra Foods Shareholder Services, (800) 214-0349.

Through ConAgra Foods Shareholder Service Plan, stockholders of record may:

- Have stock certificates held by ConAgra Foods Shareholder Services for safekeeping and for facilitating sale or purchase of shares.
- Automatically reinvest some or all dividends in ConAgra Foods common stock. About 57 percent of ConAgra Foods stockholders of record participate in the dividend reinvestment plan.
- Purchase additional shares of ConAgra Foods common stock through voluntary cash investments of $50 to $50,000 per calendar year.
- Have bank accounts automatically debited to purchase additional ConAgra Foods shares.
- Automatically deposit dividends directly to bank accounts through Electronic Funds Transfer (EFT).

Investors can access information on ConAgra Foods' business performance and other information, including links to ConAgra Foods' brand Web sites, on our corporate Web site at www.conagrafoods.com.

COMMUNICATING WITH OUR INVESTORS

- Earnings results are announced quarterly and are distributed through international news agencies, as are other significant company news items.
- Quarterly reports are mailed directly to shareholders and are available electronically.
- A detailed question-and-answer supplement relating to the company's performance or significant company news is provided on our Web site with each quarterly earnings or news release at www.conagrafoods.com.
- Verbal commentary by senior management on the quarterly business performance is available through a toll-free telephone number and Internet webcast made available to the public.
- Individual and institutional investors and analysts are welcome to discuss ConAgra Foods' performance, strategies and other matters by contacting Investor Relations at (402) 595-4154.
- ConAgra Foods meets with investors at our offices or other mutually convenient locations.
- Company management also makes numerous presentations at food and consumer industry conferences, which are broadcast to the public on the Internet.

NEWS AND PUBLICATIONS

ConAgra Foods mails quarterly and annual reports to shareholders of record. Street name holders who would like to receive these reports may call ConAgra Foods Investor Information at (800) CAG-0244 and ask to be placed on our mailing list. The reports are also available electronically by registering at www.investordelivery.com.

You may also dial (800) CAG-0244 to hear current company news or request printed materials such as the Form 10-K. The company also makes available on its Web site the reports filed by the company with the Securities and Exchange Commission. The company's Corporate Governance Principles, including charters for each committee of the Board of Directors; Code of Ethics for Senior Corporate Officers; and Code of Conduct are posted on the company's Web site at www.conagrafoods.com. **ConAgra Foods shareholders also can obtain copies of these items at no charge by writing to: Assistant Corporate Secretary, One ConAgra Drive, Omaha, NE 68102-5001.**

serving our communities



Sustaining growth and the environment Through the commitment and ingenuity of thousands of ConAgra Foods employees, environmental stewardship and profitable growth have flourished under the company's Sustainable Development program. Improvements in production processes and the introduction of new technologies have reduced waste dramatically (more than 125,000 tons in reduced landfill waste in the last five years), conserved significant amounts of energy and water and slashed operating costs by a total of more than $60 million just in the last five years. The key to the success of the Sustainable Development program is its guiding principle, "Do well by doing good," a philosophy that reflects the core values of ConAgra Foods and helps the company sustain growth and the environment—the only way the company believes in doing business.

Building a foundation for the future Since its inception five years ago, Feeding Children Better has funded more than 160 Kids Cafes, providing logistics assistance, computerized inventory control upgrades and donations of more than 120 trucks to help America's Second Harvest and its network of local food banks deliver nutritious food. These Kids Cafes are attempting to help the 13 million "food insecure" American children the U.S. Department of Agriculture says aren't always sure of where their next meal is coming from. New reinforcement grants have channeled more than a quarter of a million dollars to existing Kids Cafes to support or expand programs, which, according to a Brandeis University study, are making a real difference in the lives of the children they serve.





Lending a hand to improve home food safety To increase consumer awareness of food safety practices, ConAgra Foods is partnering with the American Dietetic Association (ADA) in a multi-year national consumer education program called, *Home Food Safety...It's in Your Hands*™. Through news releases, consumer events, a Web site (www.homefoodsafety.org) and the ADA, the effort has targeted home food preparers, trying to prevent food-borne illness and save lives. Over the past year, ConAgra Foods and the ADA have expanded the scope of their food safety efforts to include partnerships with local, regional and national restaurant chains to protect patrons from food-borne illnesses when they order take-out or take home leftovers.

ConAgra Foods

ConAgra Foods Inc., One ConAgra Drive, Omaha, NE 68102-5001